Exhibit 99.5

Statutory Annual Report 2010

Contents

1 Board of Management

1 Supervisory Board

2 Supervisory Board Report

10 Corporate Governance Paragraph

27 Management Board Report

47 Directors’ Responsibility Statement

50 Statutory Financial Statements

128 Other Information

130 Information and Investor Relations

131 ASML Worldwide Contact Information

This report comprises regulated information within the meaning of articles 1:1 and 5:25c of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht)

In this report the name “ASML” is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2011, ASML Holding N.V. All Rights Reserved

ASML STATUTORY ANNUAL REPORT 2010

Board of Management

Eric Meurice (1956)
President, Chief Executive Officer and
Chairman of the Board of Management
Appointed in 2004, re-appointed in 2008
French nationality

Peter T.F.M. Wennink (1957)
Executive Vice President, Chief Financial Officer and
Member of the Board of Management
Appointed in 1999
Dutch nationality

Martin A. van den Brink (1957)
Executive Vice President, Chief Product and
Technology Officer and
Member of the Board of Management
Appointed in 1999
Dutch nationality

Frits J. van Hout (1960)
Executive Vice President, Chief Marketing Officer and
Member of the Board of Management
Appointed in 2009
Dutch nationality

Frederic Schneider-Maunoury (1961)
Executive Vice President, Chief Operating Officer and
Member of the Board of Management
Appointed in 2010
French nationality

Supervisory Board

Arthur P.M. van der Poel (1948)
(Chairman)
Former Chief Executive Officer of Philips Semiconductors
First appointed 2004
Current term until 2012
Dutch nationality

Jos W.B. Westerburgen (1942)
Former Company Secretary and
Head of Tax of Unilever N.V. and Plc.
First appointed 2002
Current term until 2011
Dutch nationality

Fritz W. Fröhlich (1942)
(Vice Chairman)
Former Deputy Chairman and
Chief Financial Officer of Akzo Nobel N.V.
First appointed 2004
Current term until 2012
German nationality

Hendrika (Ieke) C.J. van den Burg (1952)
Member of the Dutch Monitoring Committee Corporate Governance Code
First appointed 2005
Current term until 2013
Dutch nationality

OB Bilous (1938)
Former General Manager and
VP Worldwide Manufacturing of IBM’s Microelectronics Division
First appointed 2005
Current term until 2012
United States nationality

William T. Siegle (1939)
Former Senior Vice President and
Scientist of AMD, Inc.
First appointed 2007
Current term until 2011
United States nationality

Pauline F.M. van der Meer Mohr (1960)
President of the Executive Board of the Erasmus University Rotterdam
First appointed 2009
Current term until 2013
Dutch nationality

Wolfgang H. Ziebart (1950)
Former President and CEO of Infineon Technologies A.G.
First appointed 2009
Current term until 2013
German nationality

ASML STATUTORY ANNUAL REPORT 2010

Supervisory Board Report

In this section of the 2010 Statutory Annual Report of ASML Holding N.V. (“ASML” or the “Company”), the Supervisory Board reports on its activities in 2010, and on the information required to be provided in this report based on the Dutch Corporate Governance Code (the “Code”).

General

The Supervisory Board is charged with the supervision of the Board of Management and the general course of action of ASML, as well as providing the Board of Management with advice.

In performing its responsibilities, the Supervisory Board takes into account all relevant interests of the Company’s stakeholders. Members of the Supervisory Board perform their duties without a mandate, and are independent of any interests in the business of the Company, as per the criteria of the Code.

Major management decisions, such as ASML’s strategy, major investments and budget, require the approval of the Supervisory Board. The Supervisory Board also supervises the structure and management of systems, including the internal control and risk management systems, and the financial reporting process. The Supervisory Board selects and appoints new Board of Management members, prepares the remuneration policy for the Board of Management, and decides on the remuneration for the individual members of the Board of Management. With respect to the Supervisory Board remuneration: the Supervisory Board submits remuneration proposals for approval to the General Meeting of Shareholders (“AGM” or “Annual General Meeting of Shareholders”). The Supervisory Board is also the body responsible for nominating new Supervisory Board candidates for appointment to the AGM.

The Supervisory Board closely follows the developments in the area of corporate governance, as well as the application of the relevant corporate governance rules within the Company and for the Supervisory Board itself. An example of such an application for the Supervisory Board based on the Code revised in 2009, was the inclusion of a broader diversity paragraph in the Supervisory Board’s profile, including the aspiration to have at least 30.0 percent of each gender in the Supervisory Board. The new profile was discussed with the works council and discussed in the AGM in 2010.

For a more detailed description on corporate governance, reference is made to the Corporate Governance Chapter of this report.

Composition of the Supervisory Board

Currently, the Supervisory Board consists of eight members. Based on the articles of association, the Supervisory Board should have a minimum of three members. Four of the Supervisory Board members have the Dutch nationality, two members are German nationals and two members have the US nationality. Two of the eight Supervisory Board members are female. The average age is 63 years, whereby the ages vary from 50 to 72 years.

Meetings and activities of the Supervisory Board

The Supervisory Board held five – scheduled – physical meetings in 2010, and three scheduled conference calls were held to specifically discuss the quarterly results, the press release related thereto, and other relevant topics. In general, the committee and Supervisory Board meetings are held during several days, thus creating more time for longer Supervisory Board meetings. The longer Supervisory Board meetings provide for extra time that can be spent on specific themes, such as management development, operational performance and strategy.

Twice per year, the Supervisory Board reviews the budget. The reason that this is done semi-annually, is the very cyclical character of the semiconductor industry, which can cause this market to change drastically within a period of just a few months. In general, such changes also have significant impact on ASML’s financial situation, and therefore the Supervisory Board has made it practice to have an in – depth semi-annual budget review.

With respect to the cyclicality of the semiconductor industry: starting in the second half of 2009 and continuing throughout 2010, the Supervisory Board spent a considerable amount of time reviewing the measures taken by ASML to be able to deliver to the significantly increased demand.

ASML STATUTORY ANNUAL REPORT 2010

On the other hand, in the second half of 2008 and in the first half of 2009, the Supervisory Board spent a similar amount of time discussing the measures necessary to address the crisis that began in the second half of 2008 and continued in 2009 (“financial and economic crisis”).

Other topics frequently discussed during this year were ASML’s R&D programs; ASML’s market position; its customer strategy; ASML’s financing policy; Investor Relations; ASML’s business and operational objectives and targets; and committee reports. The Supervisory Board also discussed the topic of sustainability, its objectives and related actions.

One Supervisory Board meeting took place in Japan, for the Supervisory Board members to familiarize themselves with ASML’s business activities, customer base and market in Asia, as this continues to be a growing market.

During all physical meetings of the Supervisory Board, most Board of Management members were present. In general after each Supervisory Board meeting, the Supervisory Board members met (and meet) inter se to discuss for example the functioning of the Supervisory Board and of the Board of Management; as well as the functioning of the individual members of both bodies; and any other topics deemed important at that time.

No Supervisory Board member of those who were in office during the full year of 2010, was absent more than once at the meetings held in 2010.

In addition to the scheduled meetings and conference calls, members of the Supervisory Board interacted intensively with the Board of Management, as well as with its individual members, through consultations, telephone calls and regular reports. Also, several informal meetings and telephone calls took place among Supervisory Board members to consult with each other on various topics.

Throughout the year, the Supervisory Board and its committees also meet without the members of the Board of Management.

Each year, the Supervisory Board and each of its committees perform an evaluation related to the functioning of the Supervisory Board, its committees and its individual members. The evaluation process consists of the completion of a questionnaire for the full Supervisory Board and for each committee. The questionnaires also contain follow – up themes resulting from the evaluations performed the previous year. In addition, also for evaluation purposes, the Chairman conducts one-on-one meetings with each Supervisory Board member.

This year, the Supervisory Board also requested feedback from the Board of Management with respect to the evaluation of the Supervisory Board.

The Chairman of the Selection and Nomination Committee coordinates the evaluation process, assisted by the company secretary.

Each committee discusses the outcome of the evaluation among its own members. The main conclusions of the evaluation of the committees and of the Supervisory Board, are discussed in a Supervisory Board-only meeting. The Supervisory Board does not consider the annual evaluation as an obligation resulting from the Code, but the Supervisory Board has embedded the evaluation process in its processes and activities, because the Supervisory Board is of the opinion that the evaluations ensure continuous focus on the quality of the activities, composition and functioning of the Supervisory Board and its committees.

Improvement areas resulting from the evaluations are shared with the Board of Management.

Furthermore, in 2010 a delegation of the Supervisory Board met twice with the Works Council of ASML Netherlands B.V. The topics of these meetings mostly evolve around important current internal and external developments relevant for the Company and its employees, the Company’s financial situation and its strategy. The Supervisory Board considers these meetings a valuable contribution to its activities for ASML.

Composition of the Supervisory Board

In 2010, no members of the Supervisory Board were due to resign per the applicable rotation schedule. J. (Jos) Westerburgen and W. (William) Siegle will retire by rotation on April 20, 2011.

For further details on the activities and responsibilities of the Supervisory Board, reference is made to the Corporate Governance Chapter of this Statutory Annual Report.

ASML STATUTORY ANNUAL REPORT 2010

Supervisory Board Committees

The Supervisory Board has installed four committees: an Audit Committee, Remuneration Committee, Selection and Nomination Committee, and Technology and Strategy Committee. Each committee operates pursuant to its charter, which charter is based on the rules and regulations of the Code, but also reflects practices developed over the years. The responsibilities and authorities of the committees are based on a mandate of the Supervisory Board, whereas the Supervisory Board retains full responsibility for the activities of the four committees.

In the plenary Supervisory Board meetings, the Chairman of each committee provides a report, verbally and/or in writing, on the topics discussed during the committee meetings. In addition, the minutes of the meetings are available for all Supervisory Board members, in order to provide them with sufficient information to understand ASML’s current state of affairs, thus ensuring that the full Supervisory Board is able to make the appropriate decisions.

For a further description of the activities and responsibilities of the Supervisory Board committees, reference is made to the Corporate Governance Chapter of this report.

Audit Committee
In 2010, the Audit Committee met four times and held five conference calls. Three calls were specifically held to discuss the quarterly results and the related press release; the other two calls were held for the purpose of discussing the results of the year-end audits (US GAAP and International Financial Reporting Standards, “IFRS”, respectively). The current members of ASML’s Audit Committee are Mr. Fröhlich (Chairman), Mr. Van der Poel and Mr. Ziebart. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.

In general, the Audit Committee focuses strongly on the review of ASML’s quarterly (and annual) results and announcements. It also continuously monitors the activities of the internal audit department with respect to ASML’s internal controls, including the internal controls over financial reporting in light of Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee discusses in-depth ASML’s risk management systems. Risk management includes a thorough and extensive risk analysis process, as well as a list of some of the more relevant risks the Company faces, described in more detail in the Management Board Report of this Statutory Annual Report.

Other recurring activities of the Audit Committee are: discussion and approval of the internal and external audit plan and related external audit fees; review of i) the audit and non-audit fees paid to the Company’s external auditor; ii) the audit activities of the Company’s internal and external auditor; iii) the internal and external auditor’s management letter. Annually, the Audit Committee monitors and reviews ASML’s tax strategy, tax systems and tax planning; investor relations; ASML’s management of the IT landscape; and the activities of the Company’s Disclosure Committee. In 2010, significant attention was also given to ASML’s financing policy, especially in view of ASML’s strong cash position. The Audit Committee involved external experts to provide their views on ASML’s financing policy.

Another responsibility of the Audit Committee is to provide advice to the Remuneration Committee with respect to the financial targets for the Board of Management. The Audit Committee also provides the Remuneration Committee with its opinion on the level of achievement of the financial targets.

In 2010, the Audit Committee followed a training session on fiscal related matters and on capital markets.

Remuneration Committee
In 2010, the Remuneration Committee met six times in scheduled meetings and several times on an ad-hoc basis, as well as via teleconferences. The current members of ASML’s Remuneration Committee are Mr. Westerburgen (Chairman), Ms. Van den Burg and Ms. Van der Meer Mohr.

The topics discussed in 2010 included the regular topics: the targets and remuneration package for the Board of Management, the stock option and share plans and the 2009 and 2010 Remuneration Reports. Also discussed was the proposed revision of the 2008 Remuneration Policy that led to the 2010 Remuneration Policy as proposed to and adopted by the AGM in March 2010. Further topics discussed were the remuneration related requirements based on the amended Code and law proposals, such as the claw back and ultimum remedium provisions. Also in 2010, scenario analyses and an internal pay relativity analysis have been conducted.

Formal arrangements were developed with respect to the implementation of the claw back and ultimum remedium provisions.

In cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee reviewed and proposed to the Supervisory Board the 2010 targets for the Board of Management. And also in cooperation with the Audit

ASML STATUTORY ANNUAL REPORT 2010

Committee and the Technology and Strategy Committee, the Remuneration Committee evaluated the performance of the members of the Board of Management in view of those targets and provided its recommendation to the Supervisory Board with respect to the achievement of the 2010 targets and related appropriate compensation levels for the Board of Management members over the financial year 2010.

Legal experts as well as experts in the field of remuneration for members of Boards of Management assisted the Remuneration Committee in its activities. These experts do not provide remuneration advice to the Board of Management.

Selection and Nomination Committee
The Selection and Nomination Committee held three scheduled meetings and several additional meetings on an ad-hoc basis in 2010. The current members of ASML’s Selection and Nomination Committee are Mr. Westerburgen (Chairman), Mr. Bilous and Mr. Van der Poel.

The main topics discussed in the Selection and Nomination Committee meetings in 2010 were management development and talent management; the composition of the Supervisory Board and of the Board of Management; and the functioning of the individual members of the Supervisory Board and of the individual members of the Board of Management. As mentioned earlier in the report, the Chairman of the Selection and Nomination Committee is responsible for coordinating the evaluation process of the Supervisory Board, and the results of the evaluation were also discussed in the Selection and Nomination Committee.

As part of the added responsibility to monitor corporate governance developments, the Selection and Nomination Committee also discussed the outcome of the 2010 Report of the Monitoring Committee (Committee Streppel), as well as the implications thereof for ASML.

Technology and Strategy Committee
The Technology and Strategy Committee had three physical meetings in 2010 and held two conference calls. In general, the physical meetings last a full day. The conference calls were held for the purpose of discussing the technology targets for the Board of Management and the achievements related thereto. The current members of ASML’s Technology and Strategy Committee are Mr. Siegle (Chairman), Mr. Bilous, Mr. Van der Poel and Mr. Ziebart. In addition, the Technology and Strategy Committee may appoint one or more advisors from within and/or from outside the Company. In 2010 three external advisors participated in committee meetings. The advisors to the Technology and Strategy Committee may be invited as guests to (parts of) the meetings of the Committee, but are not entitled to vote in the meetings.

The Technology and Strategy Committee reviews the specific ASML technology matters important at that time. The outcome of the discussions is reported in the meetings of the full Supervisory Board. Because the important technical matters are being discussed extensively in this Committee and because the reporting is done in a comprehensible way, the Supervisory Board’s understanding of ASML technology matters increases, which enables the Supervisory Board to better supervise the strategic choices ASML is facing.

In addition, the Committee also reviews the proposals for the technology targets for the Board of Management, and advises the Remuneration Committee on this topic. The Committee also provides its opinion to the Remuneration Committee with respect to the level of achievement of the technology targets.

The main subjects of the meetings of the Technology and Strategy Committee in 2010 were the Company’s technology roadmap, including Extreme Ultraviolet lithography, immersion technology, double patterning and holistic lithography (for example Brion products and metrology).

The Technology and Strategy Committee also paid a visit to IMEC (Leuven, Belgium) in 2010. IMEC is an important research institute in – among others – nano-technology and works closely together with ASML in this area.

Remuneration of the Supervisory Board

The remuneration of the Supervisory Board members is described in Note 29 to the Statutory Financial Statements 2010. The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. In addition to their fee as member of the Supervisory Board, Supervisory Board members also receive a fee for each committee membership, as well as a net cost allowance. The Supervisory Board remuneration is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board.

None of the members of the Supervisory Board owns shares or options on shares of the Company.

ASML STATUTORY ANNUAL REPORT 2010

The Company has not granted any loans to, nor has it granted any guarantees in favor of, any of the members of the Supervisory Board.

The 2004 Annual General Meeting of Shareholders has, as part of the amendment to the Company’s Articles of Association, agreed to indemnify the members of the Supervisory Board against any claim arising in connection with their position as member of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. The Board of Management has further implemented the indemnification of the Supervisory Board members by means of separate indemnification agreements for each member of the Supervisory Board.

Composition of the Board of Management

The Board of Management currently consists of five members. Upon notification to the AGM held on March 24, 2010, the Supervisory Board appointed Mr. Schneider-Maunoury as the fifth member of the Board of Management.

For further details and a biography of the members of the Board of Management, see page 1 of this Statutory Annual Report.

Remuneration of the Board of Management

The actual remuneration received by the members of the Board of Management is described in Note 29 to the Statutory Financial Statements 2010. For the full 2010 Remuneration Report and 2010 Remuneration Policy – reference is made to ASML’s website.

General
In 2010, the General Meeting of Shareholders adopted an update of the Remuneration Policy for the Board of Management. This policy was designed while taking into account the amendments of the Code and a number of developments with regard to executive remuneration (e.g. public debate on executive compensation).

The Supervisory Board is of the opinion that the design of the remuneration policy in general and the variable part in particular, strengthens the commitment of the members of the Board of Management to ASML as well as to its objectives. The remuneration policy is linked to previously determined, measurable targets, which are aligned with and contribute to the achievement of the corporate strategy of the Company.

The Remuneration Committee oversees the development and implementation of compensation and benefit programs for the Board of Management, as well as the compensation levels for the individual members of the Board of Management.

Furthermore, the Remuneration Committee reviews and proposes the corporate objectives and targets relevant to the compensation of all members of the Board of Management to the Supervisory Board, in cooperation with the Audit Committee and the Technology and Strategy Committee. The Remuneration Committee evaluates the achievements of the Board of Management with respect to those objectives and targets (in cooperation with the Audit Committee and the Technology and Strategy Committee), and makes recommendations to the Supervisory Board on the resulting compensation levels of the members of the Board of Management, based on this evaluation.

The external auditor performs agreed-upon procedures on the targets achieved, to provide additional assurance whether the performance targets set have been achieved.

The Supervisory Board has the discretionary power to adjust variable remuneration components both upwards and downwards if these would, in the opinion of the Supervisory Board, produce an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved (Ultimum Remedium – provision II.2.10). Besides this, the Supervisory Board may recover from the Board of Management any variable remuneration awarded on the basis of incorrect financial or other data (claw back clause – provision II.2.11).

Outline 2010 remuneration report
In the 2010 Remuneration Policy, several adjustments were made to further improve the effectiveness of ASML’s executive pay policies:

•	Shifting the focus from the short term to the long term – the short term incentive in options was no longer granted. Relatively more emphasis has been placed on the long term incentive element instead.
•	Furthermore enhanced alignment of the performance criteria to the business needs – application of a more balanced set of performance criteria, both financial and non-financial in nature, that are derived from the business strategy, and the introduction of a qualitative criterion in the long term incentive plan, which should help keep ASML performing at high standards;

ASML STATUTORY ANNUAL REPORT 2010

•	Alignment of the pension arrangement with the adjusted excedent pension arrangement for ASML employees in The Netherlands and with common market practice for executive pensions in The Netherlands.

With respect to the financial year 2010, the outline of the remuneration levels for the Board of Management is as follows:
1. Total Direct Compensation for members of the Board of Management is derived from the median level of the appropriate top executive pay market (a reference market consisting of a balanced group of European companies in the ICT and Technology sector) and consists of (i) base salary; (ii) a short term performance related cash incentive; (iii) long term performance shares. The payout of the cash incentive and vesting of performance shares is dependent on the achievement of predetermined financial and non-financial performance criteria;

2. By applying the following ratio, the structure of Total Direct Compensation is aimed at balancing short and long term performance and to align remuneration with long term value creation: 100-75-80 for the CEO, where base salary is 100; the target short term performance related cash incentive is 75; long term performance shares are 80. For the other members of the Board of Management this ratio is 100-60-80. The maximum payout – in case of overachievement of pre-defined targets – for the performance shares is 146.25 percent for all members of the Board of Management;

3. The Supervisory Board decided to adjust the pension arrangement for the Board of Management to be in line with common market practice. The Supervisory Board decided on this adjustment as ASML adjusted the (Defined Contribution) excedent pension arrangement for their employees in The Netherlands as of January 1, 2010.

Indemnification
The 2004 AGM has, as part of the amendment of the Company’s Articles of Association, agreed to indemnify the members of the Board of Management against any claim arising in connection with their position as member of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Board of Management member. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements for each member of the Board of Management.

Gratitude to ASML employees

The Supervisory Board would like to thank and recognize all ASML employees who have been able to achieve so much this past, very challenging year. ‘Challenging’ having a different meaning in 2010 compared to the second half of 2008 and the first half of 2009, when we experienced a very deep down cycle, with other, but equally challenging, consequences. This year however, was dictated by the steep upturn, which required ASML to significantly ramp up to be able to supply to demand. Other significant challenges in 2010 related to the Company’s three core R&D programs: immersion, double patterning and EUV. ASML’s Supervisory Board acknowledges the extreme swings in demand on ASML employees, and appreciates all the efforts and achievements of ASML employees throughout the years.

ASML STATUTORY ANNUAL REPORT 2010

Information on Supervisory Board members

Presented below is the personal data of all Supervisory Board members that is required to be disclosed in this report in order to comply with the Code.

OB Bilous

gender	: male
age	: 72
profession	: former General Manager and VP Worldwide Manufacturing of IBM’s Microelectronics Division
principal position	: retired
nationality	: US
other relevant positions	: Board member Nantero, Inc.
first appointed	: 2005
current term until	: 2012

H.C.J. van den Burg

gender	: female
age	: 58
profession	: former member of the European Parliament
principal position	: member of the Dutch Monitoring Committee Corporate Governance Code
nationality	: Dutch
other relevant positions	: member of the Supervisory Board of APG Groep N.V., member of the Advisory Boards of the Dutch Data-Protection Authority and the Dutch National Register Supervisory Directors
first appointed	: 2005
current term until	: 2013

F.W. Fröhlich

gender	: male
age	: 68
profession	: former Deputy Chairman and CFO of Akzo Nobel N.V.
principal position	: retired
nationality	: German
other relevant positions
: Chairman of the Supervisory Boards of Randstad Holding N.V., Draka Holding N.V. (until April, 2011 at the latest) and Altana AG (company de-listed in 2010), member of the Supervisory Boards of Allianz Nederland N.V. and Rexel SA.

first appointed	: 2004
current term until	: 2012

P.F.M. van der Meer Mohr

gender	: female
age	: 50
profession	: President of the Executive Board of the Erasmus University Rotterdam
nationality	: Dutch
other relevant positions	: Member of the Supervisory Boards of Duisenberg School of Finance and Netherlands School for Public Governance
first appointed	: 2009
current term until	: 2013

A.P.M. van der Poel

gender	: male
age	: 62
profession	: former member of the Board of Management of Royal Philips Electronics
principal position	: retired
nationality	: Dutch
other relevant positions	: member of the Board of Directors of Gemalto Holding N.V., member of the Supervisory Boards of PSV N.V. and DHV Holding B.V.
first appointed	: 2004
current term until	: 2012

ASML STATUTORY ANNUAL REPORT 2010

W.T. Siegle

gender	: male
age	: 71
profession	: former Senior Vice President and Scientist of AMD, Inc.
principal position	: retired
nationality	: US
other relevant positions	: member of the Advisory Board of Acorn Technologies, Inc.
first appointed	: 2007
current term until	: 2011

J.W.B. Westerburgen

gender	: male
age	: 68
profession	: former Company Secretary and Head of Tax of Unilever N.V. and Plc.
principal position	: retired
nationality	: Dutch
other relevant positions	: Vice-Chairman of the Board of the Association Aegon
first appointed	: 2002
current term until	: 2011

W.H. Ziebart

gender	: male
age	: 60
profession	: former President and CEO of Infineon Technologies A.G.
principal position	: retired
nationality	: German
other relevant positions	: member of the Board of Autoliv, Inc. and member of the Supervisory Board of Nordex A.G.
first appointed	: 2009
current term until	: 2013
Company Secretary	: Mr. R.F. Roelofs
Appointed	: 2002
Deputy Company Secretary	: Ms. G.C.M. Keizer
Appointed	: 2002

The Supervisory Board,
Veldhoven, February 14, 2011

ASML STATUTORY ANNUAL REPORT 2010

Corporate Governance Paragraph1

I. General

ASML Holding N.V. (“ASML” or the “Company”) was established in 1994 as a private limited liability company. ASML is the parent company of ASML Netherlands B.V., which was established in 1984, as well as of other, mainly foreign, subsidiaries. ASML is a public limited liability company, with registered seat in Veldhoven, the Netherlands and is governed by Dutch law. ASML’s shares are listed on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”) and on the NASDAQ Stock Market LLC (“NASDAQ”), since 1995.

ASML continuously monitors and assesses applicable Dutch, U.S., and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Dutch Corporate Governance Code (the “Code”). Because ASML is also listed on NASDAQ, it is required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as NASDAQ listing rules, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”).

For the full text of the Code, please refer to the website www.commissiecorporategovernance.nl. For the full text of the U.S. Sarbanes-Oxley Act of 2002, as well as NASDAQ listing rules, and the rules and regulations promulgated by the SEC, see www.sec.gov/about/laws/soa2002.pdf, http://nasdaq.cchwallstreet.com/, and www.sec.gov/about.shtml respectively.

ASML’s Supervisory Board and Board of Management, who are responsible for ASML’s corporate governance structure, will continue their efforts to ensure that ASML’s practices and procedures comply with both U.S. and Dutch corporate governance requirements. In this Chapter, ASML addresses its corporate governance structure, thereby referring to the principles and best practices set forth in the Code. ASML’s Supervisory Board and Board of Management are of the opinion that ASML complies with the vast majority of the recommendations in the Code. In those cases where ASML cannot or chooses not to comply with the Code, an explanation is provided.

Material changes in the corporate governance structure of ASML and/or in its compliance with the Code will be discussed at ASML’s Annual General Meeting of Shareholders (“AGM”) as a separate agenda item.

II. Board of Management

Role and Procedure
ASML’s Board of Management is responsible for managing ASML, under the chairmanship of its President and Chief Executive Officer (“CEO”). The current Board of Management comprises five members. The fifth member of the Board of Management, Mr. Frederic Schneider-Maunoury, was appointed by the Supervisory Board upon notification to the AGM held on March 24, 2010.

Although the various management tasks are divided among the members of the Board of Management, the Board of Management remains collectively responsible for the management of ASML, the deployment of its strategy, its risk profile and policies, the achievement of its objectives, its results and the corporate social responsibility aspects relevant to the Company.

In fulfilling its management tasks and responsibilities, the Board of Management considers the interests of ASML and the business connected with it, as well as the interests of ASML’s stakeholders. The Board of Management is accountable to the Supervisory Board and the General Meeting of Shareholders for the performance of its management tasks.

ASML has a two-tier board structure: the Supervisory Board supervises and advises the Board of Management in the execution of its tasks and responsibilities. The Board of Management provides the Supervisory Board with all information, in writing or otherwise, necessary for the Supervisory Board to fulfill its duties. Besides the information provided in the regular meetings, the Board of Management keeps the Supervisory Board frequently informed on developments relating to ASML’s business, financials, operations, and also with respect to industry developments in general.

Important decisions of the Board of Management that require the approval of the Supervisory Board are, among others:

•	the operational and financial objectives of ASML;
•	the strategy designed to achieve the objectives;
•	the parameters to be applied in relation to the strategy to achieve the objectives; and
•	corporate social responsibility issues that are relevant to ASML.

 1 This Corporate Governance Paragraph also includes the information that is required to be disclosed pursuant to article 2a of the Decree of 23 December 2004 regarding further provisions on the substance of annual reports.

ASML STATUTORY ANNUAL REPORT 2010

The main elements of the operational and financial objectives of ASML, the strategy to achieve the objectives, and the parameters to be applied are included in the Report of the Board of Management. In the “risk factors” section of the 2010 Statutory Annual Report, ASML describes the sensitivity of its results to both external as well as internal factors and variables.

The Rules of Procedure for the Board of Management contain – among other topics – the general responsibilities of the Board of Management, the relationship with the Supervisory Board and various stakeholders, the decision making process within the Board of Management, and also the logistics surrounding the meetings. The Rules of Procedure are posted in the Corporate Governance section on ASML’s website.

Appointment, Other Functions
Members of the Board of Management are appointed by the Supervisory Board upon recommendation by ASML’s Selection and Nomination Committee and upon notification to the General Meeting of Shareholders. Members of the Board of Management appointed after the amendment of the Articles of Association in 2004, are appointed for a period of four years, where after reappointment is possible for consecutive four-year terms. Because Messrs. P. Wennink and M. van den Brink’s initial appointment as member of the Board of Management occurred before 2004, their appointment to the Board of Management is for an indefinite period of time. The existing employment contracts, including all rights and obligations under these contracts, will be honored.

The Supervisory Board may suspend and dismiss members of the Board of Management, but only after consulting the General Meeting of Shareholders.

Board of Management members may only accept a Supervisory Board membership of another listed company after having obtained prior approval from the Supervisory Board. Members of the Board of Management are also required to notify the Supervisory Board of other important functions held or to be held by them.

Currently, no Board of Management member has more than two Supervisory Board memberships in other listed companies. No current member of the Board of Management is chairman of a supervisory board of a listed company.

Internal Risk Management and Control Systems, External Factors
The Board of Management is responsible for ensuring that ASML complies with applicable legislation and regulations. It is also responsible for the financing of ASML and for managing the internal and external risks related to its business activities.

The establishment of ASML’s internal risk management and control system is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting, and operational reviews.

To help identifying risks, ASML uses a formal risk management approach, consisting of a set of risks definitions (Risk Universe) which are discussed amongst ASML senior management during an annually recurring risk workshop. Based on this risk assessment, actions are initiated to further enhance ASML’s risk mitigation.

The establishment of ASML’s internal control and risk management systems is based on the identification of external and internal risk factors that could influence the operational and financial objectives of the Company and contains a system of monitoring, reporting and operational reviews. All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For a summary of ASML’s Risk Factors, we refer to our Management Board Report in the Statutory Annual Report.

ASML does not rank the risks identified, as ASML is of the opinion that selecting the risks does not make sense because it defies the purpose of a comprehensive risk assessment and it would be arbitrary of nature since all risks mentioned have significant relevance for ASML and its business.

ASML publishes two annual reports in respect of the financial year 2010 (“2010 Annual Reports”): this Statutory Annual Report in accordance with the Dutch legal requirements and International Financial Reporting Standards (“IFRS”) as adopted by the European Union and an Annual Report on Form 20-F in accordance with U.S. securities laws, based on the United States of America Generally Accepted Accounting Principles (“U.S. GAAP”). Both 2010 Annual Reports include risk factors that are specific to the semiconductor industry, ASML and its shares. ASML also provides sensitivity analyses by providing:

•	a narrative explanation of its financial statements;
•	the context within which financial information should be analyzed; and
•	information about the quality, and potential variability, of ASML’s earnings and cash flow. In its “In Control Statement” (as part of the Director’s Responsibility Statement), as included in the Statutory Annual Report 2010, the Board of Management addresses ASML’s internal risk management and control systems.

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With respect to the process of drafting annual reports, ASML has extensive guidelines for the lay-out and the content of its reports. These guidelines are primarily based on applicable laws. For the Statutory Annual Report, ASML follows the requirements of Dutch law and regulations, including preparation of the consolidated financial statements in accordance with IFRS. For the Annual Report on Form 20-F, ASML applies the requirements of the U.S. Securities and Exchange Act of 1934, and prepares the financial statements included therein in accordance with U.S. GAAP. With respect to the preparation process of these and the other financial reports, ASML applies internal procedures to safeguard completeness and correctness of such information as part of its disclosure controls and procedures.

ASML’s Disclosure Committee, consisting of various members of senior management from different functional areas within ASML, reports to and assists ASML’s CEO and CFO in the maintenance, review and evaluation of disclosure controls and procedures. The Disclosure Committee’s main responsibility is to ensure compliance with applicable disclosure requirements arising under United States and Dutch law and applicable stock exchange rules. The Chairman of the Disclosure Committee reports to the Audit Committee and to the CEO and CFO on the topics discussed in the Disclosure Committee meetings.

ASML’s Internal Control Committee, comprising among others three members of the Disclosure Committee, advises ASML’s CEO and CFO about their assessment of ASML’s disclosure controls and procedures and internal control over financial reporting. The Chairman of the Internal Control Committee reports [to the Audit Committee and] to the Board of Management on the progress of the assessments.

Code of Conduct
Part of ASML’s risk management and control system is ASML’s Code of Ethical Business Conduct (the “Code of Conduct”). The Code of Conduct contains rules and guidelines on integrity subjects and issues.

The Code of Conduct, the Complaints Procedure and the Whistleblowers Policy, are currently being revised for simplification and transparency purposes.

The Code of Conduct, as well as submitted complaints, if any, are regularly discussed in the Audit Committee meeting.

The Code of Conduct, Whistleblowers Policy and the Complaints Procedure are posted in the Corporate Governance section on ASML’s website.

Remuneration of the Board of Management

With respect to the remuneration of the Board of Management, the Supervisory Board is of the opinion that the 2010 Remuneration Policy was drafted in accordance with the Code, and that the execution of the Policy is also in line with the Code, with (potential) exceptions as mentioned more specifically at the end of this Chapter.

Performance criteria
Even though this is not a deviation from the Code, as the Code stipulates that not disclosing the performance criteria (best practice provisions II.2.13 f and g) because of competition sensitiveness is justified, ASML hereby wants to provide its reasons for not providing all information as included in the best practice provisions mentioned above.

ASML provides the quantitative performance criteria, a summary and account of the methods to determine the achievement of the performance criteria, and also the ultimate achievement level of the quantitative and qualitative performance criteria. However, ASML cannot provide the exact performance criteria data, nor the levels of achievement per each performance criterion, as this concerns highly competitive information, such as targets related to ASML’s technology, market position etc. The Supervisory Board deems it its responsibility to set the actual targets and to determine the level of achievement of these targets for the variable part of the remuneration of the Board of Management. The AGM endorsed this position in its meeting on March 23, 2006. And each year, the external auditor performs agreed upon procedures on the targets achieved, to provide additional assurance whether the performance targets set have been achieved.

For more details about the Board of Management’s remuneration, its composition, and other relevant elements, reference is made to the 2010 Remuneration Policy and the Remuneration Report for the 2010 financial year (both published on ASML’s website), the Report of the Supervisory Board and Note 29 of the 2010 Annual Statutory Report.

Insider Trading
With respect to trading in ASML financial instruments, ASML employees, ASML Board of Management members and ASML Supervisory Board members are bound by ASML’s Insider Trading Rules, which are published on the Company’s website. The ASML Insider Trading Rules stipulate, among other items, that members of the Board of Management may not trade during the

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two months preceding the publication of the annual results, and during the three weeks before publication of quarterly results. In addition, employees of ASML, including the members of the Board of Management, may not perform transactions in ASML financial instruments during the open periods when they have inside information.

Indemnification
ASML’s Articles of Association provide for the indemnification of the members of the Board of Management against claims that are a direct result of their tasks as members of the Board of Management, provided that such claim is not attributable to willful misconduct or intentional recklessness of such member of the Board of Management. The Supervisory Board has further implemented the indemnification of the Board of Management members by means of separate indemnification agreements for each Board of Management member.

Conflicts of Interest
Conflicts of interest procedures are incorporated in the Board of Management’s Rules of Procedure and address the principle and the best practice provisions of the Code with respect to conflicts of interest. A member of the Board of Management shall, among other things, have a conflict of interest if he has a material amount of securities in industry related companies, or in companies with which ASML has entered or intends to enter into a business relationship. The member concerned shall immediately report any potential conflict of interest to the Chairman of the Supervisory Board and to the other members of the Board of Management. During the year 2010, no transactions occurred that could have given the appearance of conflicts of interest or that effectively involved conflicts of interest. In addition, during 2010 no transactions of material significance were entered into between ASML and a shareholder holding at least 10.0 percent of the shares in the Company in ASML’s capital. Besides potential transactions that could cause conflict of interest situations, the Board of Management, together with the Chairman of the Supervisory Board, also carefully considers potential conflicts of interest situations in view of other positions or functions of Board of Management members.

III. Supervisory Board

Role and Procedure
As mentioned before, ASML’s Supervisory Board supervises the policies of the Board of Management and the general course of affairs of ASML and its subsidiaries. ASML’s Supervisory Board also supports the Board of Management with its advice. The Supervisory Board is a separate and independent body from the Board of Management and from the Company. Under Dutch law and per the Code, Supervisory Board members cannot be members of the Board of Management and cannot be (former) officers or employees of ASML.

In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML’s stakeholders. The Supervisory Board supervises and advises the Board of Management in performing its tasks, with a particular focus on:

•	the achievement of ASML’s objectives;
•	ASML’s corporate strategy and the management of risks inherent to ASML’s business activities;
•	the structure and operation of internal risk management and control systems;
•	the financial reporting process;
•	compliance with applicable legislation and regulations;
•	relationship with shareholders; and
•	the corporate social responsibility issues important for ASML.

Major management decisions, such as ASML’s strategy, major investments and budget, require the approval of the Supervisory Board. The Supervisory Board also supervises the structure and management of systems, including the internal control and risk management systems, and the financial reporting process. The Supervisory Board selects and appoints new Board of Management members, prepares the remuneration policy for the Board of Management, and decides on the remuneration for the individual members of the Board of Management. In addition, the Supervisory Board is the body that nominates new Supervisory Board candidates for appointment to the AGM and submits proposals for the remuneration of the Supervisory Board members.

The Supervisory Board, through its Selection & Nomination Committee, closely follows the developments in the area of corporate governance and the application of the relevant corporate governance rules within the Company. For a more detailed description on the Supervisory Board’s activities in the area of corporate governance reference is made to the Supervisory Board Report as included in this Statutory Annual Report.

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Meetings and activities of the Supervisory Board
The Supervisory Board held five scheduled physical meetings in 2010. In addition three conference calls were held specifically to discuss the quarterly results. No Supervisory Board member of those who were in office during the full year of 2010, was absent more than once at the meetings held in 2010.

During the various meetings, the Supervisory Board discussed ASML’s corporate and technology strategy, the financial position, financing policy, business risks, investor relations, sustainability, budget and corporate targets, among other matters.

Also in 2010, the Supervisory Board paid a visit to Japan to familiarize themselves with ASML’s business and activities in Japan specifically and in Asia in general.

For more detailed information on the matters discussed in the Supervisory Board meetings in 2010 reference is made to the Supervisory Board Report.

In addition to the scheduled meetings and conference calls, members of the Supervisory Board interacted intensively with the Board of Management, as well as with its individual members, through consultations, telephone calls and regular reports. Also, several informal meetings and telephone calls took place among Supervisory Board members to consult each other with respect to various topics.

During all physical meetings of the Supervisory Board most Board of Management members were present. In general at the end of each meeting, the Supervisory Board met (and meets) inter se to discuss topics related to, amongst others, the functioning of the Board of Management and the Supervisory Board, its individual members, the composition of both bodies and their relationship. Throughout the year, the Supervisory Board and its committees also meet without the members of the Board of Management.

As is common practice each year, the Supervisory Board conducted an evaluation in 2010 with respect to the functioning of the full Supervisory Board. Also each Committee performed a self-evaluation with respect to its functioning. For the evaluation of the Supervisory Board feedback was also requested from the Board of Management. For more detailed information on this topic reference is made to the Supervisory Board Report.

The 2010 evaluation survey resulted in various improvement areas and where applicable, appropriate feedback has been given to the Board of Management concerning the evaluation results.

As has become standard practice over the years, members of the Supervisory Board met twice during scheduled meetings with the Works Council in the Netherlands, to discuss, among other topics, the Company’s strategy, financial situation and other topics deemed relevant to be addressed.

The Rules of Procedure
The Rules of Procedure of the Supervisory Board contain requirements based on the Code as well as requirements based on the Sarbanes-Oxley Act, but also corporate governance practices as developed by the Supervisory Board over the past years. Items include responsibilities of the Supervisory Board and its committees, composition of the Supervisory Board and its committees, logistics surrounding the meetings, meeting attendance of Supervisory Board members, rotation schedule for the Supervisory Board members. The Rules of Procedure also address the Supervisory Board’s relationship with the various bodies within and stakeholders of ASML.

The Rules of Procedure include the charters for the four committees of the Supervisory Board to which the Supervisory Board has assigned certain tasks: the Audit Committee, the Remuneration Committee, the Selection and Nomination Committee, and the Technology and Strategy Committee. In accordance with Dutch law, the plenary Supervisory Board remains responsible for the fulfillment of its role and responsibilities even if the Supervisory Board has delegated some of its responsibilities to one or more of its committees. The Rules of Procedure stipulate that the Supervisory Board – and its committees – may also obtain information from officers and external advisors of ASML, if necessary for the execution of the tasks assigned to the Supervisory Board (and its committees). Especially the committees frequently call upon external advisors to support them in their advisory and supervising tasks with respect to the various topics each committee prepares for discussion and approval by the full Supervisory Board.

The Rules of Procedure, as well as the charters of the four committees, may be amended from time to time when required by changes in law or regulations, or changed practices. Changes in the Supervisory Board’s Rules of Procedure need to be approved by the full Supervisory Board. In 2009 the Rules of Procedure were revised to reflect the amendments of the Code. The amendments related amongst others to the profile of the Supervisory Board, which includes some specific diversity aspects now. Changes in the charters of the committees are approved by the committee concerned. The Audit Committee charter is reviewed

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annually, to check whether the charter still complies with the applicable rules and regulations, especially those relating to the Sarbanes-Oxley Act.

Independence
The Supervisory Board is of the opinion that its current members are all independent as defined by the Code. Neither the Chairman nor any other member of the Supervisory Board is a former member of ASML’s Board of Management, or has another relationship with ASML which can be judged “not independent” for ASML.

The Rules of Procedure of ASML’s Supervisory Board include the independence definition prescribed by the Code. However, it could be that in the future, the Supervisory Board may need to deviate from the Code’s independence definition when looking for the most suitable candidate for a vacancy. For example in case a candidate would have particular knowledge of or experience in the semiconductor – and related – industries, as such background is very important to ASML’s Supervisory Board. Because this industry has relatively few players, the Supervisory Board may want – or need – to nominate candidates for appointment to the AGM who do not fully comply with the criteria as listed under best practice provision III.2.2.c. of the Code. In those circumstances, ASML and the candidate will ensure that any such business relationship does not compromise the candidate’s independence.

Expertise, Composition, Appointment
The Supervisory Board currently consists of eight members, the minimum being three members. The Supervisory Board determines the number of Supervisory Board members required for the performance of its functions.

No Supervisory Board members retired by rotation in 2010.

At the AGM to be held on April 20, 2011 Messrs. W.T. (Bill) Siegle and J.W.B. (Jos) Westerburgen will retire by rotation. Provided that Mr. Westerburgen will be re-appointed, he will then commence his last term on ASML’s Supervisory Board, as Mr. Westerburgen serves on ASML’s Supervisory Board since 2002.

The current composition of ASML’s Supervisory Board shows diversity with respect to background, nationality, age, gender and expertise. This is in accordance with the Supervisory Board’s current profile.

The Supervisory Board has amended its profile in 2009 to incorporate the Code’s new recommendations with respect thereto. The main change in the Supervisory Board’s revised profile concerns diversity, especially regarding gender and age. The profile now includes the intention to have at least thirty percent of each gender in the Supervisory Board, and also includes a revised (re)appointment term – two years – of Supervisory Board members who are seventy years or older. In general, the profile aims for an international and adequate composition reflecting the global business activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. In case the Supervisory Board wishes to nominate members for reappointment, the Selection and Nomination Committee checks whether the reappointments fit in the Supervisory Board’s profile. The amended profile was discussed at the 2010 AGM and has been discussed with ASML’s Works Council.

Pursuant to the law applicable to large corporations (“structuurregime”), members of the Supervisory Board are appointed by the General Meeting of Shareholders based on nominations proposed by the Supervisory Board. The Supervisory Board informs the AGM and the Works Council about upcoming resignations by rotation at the AGM in the year preceding the actual resignation(s) by rotation to ensure that the General Meeting of Shareholders and the Works Council have sufficient opportunity to recommend candidates for the upcoming vacancies. The Supervisory Board has the right to reject the proposed recommendations. Furthermore, the Works Council has an enhanced right to make recommendations for one-third of the members of the Supervisory Board. The enhanced recommendation right implies that the Supervisory Board may only reject the Works Council’s recommendations for the following reasons: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as Supervisory Board member. If no agreement on the recommended person(s) can be reached between the Supervisory Board and the Works Council, the Supervisory Board may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare that the Supervisory Board’s objection is legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.

The first Supervisory Board member nominated – and appointed – based on the Works Council’s enhanced recommendation right was Ms. Ieke van den Burg, in 2005. In 2009, Ms. Van den Burg’s reappointment was also based on this enhanced recommendation right. The second Supervisory Board member nominated – and appointed – in accordance with the enhanced recommendation right was Mr. Rolf Deusinger, in 2007. After Mr. Deusinger’s resignation in June 2008, his successor, Ms. Van der Meer Mohr, was nominated – and appointed – per the Works Council’s enhanced recommendation right in 2009.

Nominations by the Supervisory Board may be overruled by a resolution at the General Meeting of Shareholders with an absolute majority of the votes, representing at least one-third of ASML’s outstanding share capital. If the votes cast in favor of such a

ASML STATUTORY ANNUAL REPORT 2010

resolution do not represent at least one-third of the total outstanding capital, a new shareholders’ meeting can be convened at which the nomination can be overruled by an absolute majority. If the General Meeting of Shareholders does not appoint the person nominated and does not reject the nomination, the Supervisory Board will appoint the nominated person.

For newly appointed Supervisory Board members, the Company prepares an introduction program which contains, among other topics, an overview of ASML’s history, organization, operations, strategy, industry and technology, ASML’s financial and legal affairs, and ASML’s human resources. New, and also current if desired, Supervisory Board members receive a separate technical tutorial to maintain and increase their knowledge of ASML’s ever progressing technology. In addition, specific training is also provided for new committee members based on individual needs. Annually, the Supervisory Board and/ or committees members determine their need for further training on specific topics.

Supervisory Board members serve for a maximum term of four years from the date of their appointment, or a shorter period as may be set forth in the rotation schedule adopted by the Supervisory Board. Members may be reappointed, provided that their entire term of office does not exceed 12 years. The rotation schedule is available in the Corporate Governance section on ASML’s website.

The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for lack of confidence. In such case, the Enterprise Chamber of the Amsterdam Court of Appeal shall appoint one or more Supervisory Board members at the request of the Board of Management.

Currently, none of the Supervisory Board members exceeds the maximum number of five memberships of supervisory boards of Dutch listed companies (with a chairmanship counting double).

For detailed information on ASML’s Supervisory Board members, reference is made to the Supervisory Board report.

Role of the Chairman of the Supervisory Board and the Company Secretary
Mr. Van der Poel is the Chairman of ASML’s Supervisory Board; Mr. Fröhlich was appointed Vice-Chairman. The role and responsibilities of the Chairman of the Supervisory Board are described in its Rules of Procedure. The Chairman determines the agenda of the Supervisory Board meetings, he acts as the main contact between the Supervisory Board and the Board of Management and ensures orderly and efficient proceedings at the General Meeting of Shareholders. The Chairman will among others also ensure that:

•	the members of the Supervisory Board follow an introduction and training program for Supervisory Board members;
•	the members of the Supervisory Board receive all information necessary for the proper performance of their duties on a timely basis;
•	there is sufficient time for consultation and decision making by the Supervisory Board;
•	the committees function properly;
•	the performance of the Board of Management members and the Supervisory Board members is assessed at least once a year; and
•	the Supervisory Board has proper contact with the Board of Management and the Works Council.

The company secretary assists the Supervisory Board in the performance of its duties. The company secretary ensures that the correct procedures are followed and that the Supervisory Board acts in accordance with its legal and statutory obligations. The company secretary assists the Chairman of the Supervisory Board in the organization of the affairs of the Supervisory Board and its committees. The company secretary is appointed by and may also be dismissed by the Board of Management after prior approval from the Supervisory Board. The company secretary is assisted by a deputy company secretary.

Composition and Role of the four Committees of the Supervisory Board
Although the Supervisory Board retains ultimate responsibility, the Supervisory Board has delegated certain of its tasks to the four committees of the Supervisory Board. Their roles and functions are described in separate chapters in the Supervisory Board’s Rules of Procedure.

In the plenary Supervisory Board meetings, the chairmen of the committees report verbally and when deemed necessary in writing, on the issues and items discussed in the committee meetings. In addition, the minutes of the committee meetings are available for all Supervisory Board members, in order to provide each Supervisory Board member with sufficient information to understand ASML’s current state of affairs and issues, thus ensuring that the full Supervisory Board is able to make the appropriate decisions.

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Audit Committee
The current members of ASML’s Audit Committee are Mr. Fröhlich (Chairman), Mr. Van der Poel and Mr. Ziebart. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.

The Audit Committee meets at least four times per year and always before the publication of the quarterly and annual financial results. In 2010, the Audit Committee met four times and held five conference calls to discuss, among other topics, the quarterly results and the press releases. In the first quarter, the Audit Committee focused on the annual results, the audits over the financial year 2009 and the internal and external audit plan for 2010. Frequent topic of discussion was also ASML’s financing policy. The Audit Committee invited experts in this area, to provide the Audit Committee with external views on ASML’s proposed financing policy. Other frequently discussed topics were ASML’s internal controls and risk management systems, the testing of internal controls over financial reporting in light of Section 404 of the Sarbanes-Oxley Act, and the supervision of the enforcement of the relevant legislation and regulations.

ASML provides the Audit Committee with all relevant information to be able to adequately and efficiently supervise the preparation and disclosure of financial information by ASML. This includes, among other things, information on the application of accounting standards in the Netherlands, IFRS, the choice of accounting policies and the work of internal and external auditors. Annually, the Audit Committee discusses and reviews ASML’s tax planning policy, the investor relations activities and strategy, fraud policy, and the information and communication technology policy.

The Audit Committee, on behalf of the Supervisory Board, reviews and approves the fees of the external auditor. The Audit Committee is the first contact for the external auditor if the external auditor discovers irregularities in the content of the financial reports. The external auditor provides the Audit Committee regularly with an update on the actual costs, for both audit services and non-audit services, and the Audit Committee thereby monitors the independence of the external auditor. The external auditor only provides the audit and non-audit services in accordance with ASML’s pre-approval policy, as approved by the Audit Committee. As a general rule, the external auditor is present at meetings of the Audit Committee. In general, after each Audit Committee meeting, the Audit Committee (without management present) meets with the external auditor to discuss the relationship between the Audit Committee and the external auditor, the relationship between Board of Management and the external auditor, and any other issues deemed necessary to be discussed.

The Audit Committee generally invites ASML’s CEO, CFO, Corporate Controller and Chief Accountant to its meetings. The Internal Auditor also attends these meetings. From time to time, other ASML employees may be invited to Audit Committee meetings to address subjects that are of importance to the Audit Committee.

Mr. Fröhlich, Chairman of the Audit Committee, is the Supervisory Board’s financial expert, taking into consideration his extensive financial background and experience, especially as former CFO of Akzo Nobel N.V.

Remuneration Committee
The current members of ASML’s Remuneration Committee are Mr. Westerburgen (Chairman), Ms. Van den Burg and Ms. Van der Meer Mohr.

The Remuneration Committee prepares ASML’s Remuneration Policy for members of the Board of Management, and oversees the development and implementation of the Remuneration Policy. The Remuneration Policy is revised on a regular basis (in general every two years) to keep up with market developments. In cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the compensation of members of the Board of Management. Also in cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee further evaluates the performance of members of the Board of Management in view of those goals and objectives, and recommends to the Supervisory Board appropriate compensation levels for the Board of Management based on this evaluation.

In 2010, the Remuneration Committee met six times formally and several times on an ad-hoc basis as well as via teleconferences to discuss, besides the regular topics such as the targets and remuneration package for the Board of Management, the ASML stock option and share plans, the 2009 and 2010 Remuneration Reports and the proposed revision of the 2008 Remuneration Policy, which led to the 2010 Remuneration Policy as proposed to and adopted by the 2010 AGM. Also discussed in 2010 were the remuneration related requirements based on the Code and based on law proposals, such as the claw back and ultimum remedium provisions. Furthermore, scenario analyses and an internal pay relativity analysis have been conducted. Independent experts assist the Remuneration Committee in its activities. Those experts do not provide advice to the Board of Management with respect to matters in this area.

Based on the 2010 Remuneration Policy, the Remuneration Committee proposed the remuneration packages for the individual Board of Management members for the year 2010.

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The Remuneration Committee prepared the 2010 Remuneration Report. This report contains a section describing among others the manner in which the 2010 Remuneration Policy was implemented and executed in 2010.

Mr. Westerburgen, the Chairman of the Remuneration Committee is neither a former member of ASML’s Board of Management, nor a member of the board of management of another company. No member of the Remuneration Committee is a current member of the Board of Management of another Dutch listed company.

Selection and Nomination Committee
The Selection and Nomination Committee meets at least twice a year and more frequently when deemed necessary. In 2010, the Committee members met three times formally and several additional times on an ad-hoc basis.

The current members of ASML’s Selection and Nomination Committee are Mr. Westerburgen (Chairman), Mr. Bilous and Mr. Van der Poel.

The main topics discussed by the Selection and Nomination Committee in 2010 were the composition of the Supervisory Board, the composition of the Board of Management, and the selection criteria and appointment procedures for Supervisory Board members and Board of Management members. The Selection and Nomination Committee also assessed and discussed the size, composition, and current profile of the Supervisory Board and the functioning of the individual Supervisory Board and Board of Management members.

The Selection and Nomination Committee furthermore discussed imminent corporate governance developments, for example those based on law proposals, but also the outcome of the Report of the Monitoring Committee with respect to compliance with the Code. The Chairman of this committee is also responsible for coordinating the annual evaluation process of the Supervisory Board and its committees.

Technology and Strategy Committee
The Technology and Strategy Committee meets at least twice a year and more frequently when deemed necessary. As in previous years, the Technology & Strategy Committee met three times in 2010 and held two conference calls. The current members of ASML’s Technology and Strategy Committee are Mr. Siegle (Chairman), Mr. Bilous, Mr. Van der Poel and Mr. Ziebart.

The Technology and Strategy Committee provides advice to the Supervisory Board with respect to ASML’s technological strategies and ASML’s technology and product roadmaps. External experts as well as experts from within ASML may act as advisors to the Technology and Strategy Committee with respect to the subjects to be reviewed and discussed in this Committee. The advisors do not have voting rights. The Technology and Strategy Committee frequently uses the possibility to invite external and/or internal experts to attend Committee meetings. External experts may include representatives of suppliers and R&D partners to increase the Committee’s understanding of the technology and research necessary for the development of ASML’s leading-edge systems. One meeting in 2010 included a visit to Imec, a research organization in the field of nanotechnology, where the Technology & Strategy acquainted itself with various research projects involving ASML technology.

The in-depth technology discussions in the Technology and Strategy Committee and the subsequent reporting on headlines in the full Supervisory Board increases the Supervisory Board’s understanding of ASML technology matters and enables the Supervisory Board to adequately supervise the strategic choices facing ASML, including the Company’s investment in research and development.

The main subjects of the meetings of the Technology and Strategy Committee in 2010 were the Company’s technology roadmap, including Extreme Ultra Violet (“EUV”) lithography, immersion technology, double patterning, and holistic lithography (for example Brion, metrology).

The Committee also reviews the proposed technology targets, as well as the achievements related thereto and provides the Remuneration Committee with its advice on this topic.

Conflict of Interest
Conflict of interest procedures are incorporated in the Supervisory Board’s Rules of Procedure and address the principle and the best practice provisions of the Code with respect to conflicts of interest to the fullest extent. A Supervisory Board member shall, among other things, have a conflict of interest if he has a material amount of securities in industry related companies, or in companies with which ASML has entered or intends to enter into a business relationship. The member concerned shall immediately report any potential conflicts of interest to the Chairman of the Supervisory Board and to the other members of the Supervisory Board. During the financial year 2010, no transactions occurred that could have given the appearance of conflicts of interest or that effectively involved conflicts of interest. Besides potential transactions that could cause conflict of interest

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situations, the Supervisory Board also carefully considers potential conflicts of interest situations in view of other positions or functions of Supervisory Board members.

Remuneration of the Supervisory Board
The General Meeting of Shareholders determines the remuneration of the Supervisory Board members; the remuneration is not dependent on the results of the Company. In addition to their fee as member of the Supervisory Board, Supervisory Board members also receive a fee for each committee membership, as well as a net cost allowance. Also, one Supervisory Board member receives an additional fee to compensate for certain obligations which ASML has towards the US government and which obligations this member is required to fulfill. The Supervisory Board remuneration is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board.

The Supervisory Board members do not receive ASML shares, or rights to acquire ASML shares, as part of their remuneration. In case members acquire or have acquired ASML shares or rights to acquire ASML shares, these must be for the purpose of long-term investment only. No member of ASML’s Supervisory Board currently owns ASML shares or rights to acquire ASML shares. In concluding transactions in ASML shares, Supervisory Board members must comply with ASML’s Insider Trading Rules. Detailed information on the Supervisory Board’s remuneration can be found in note 29 of the 2010 Statutory Annual Report.

With respect to ASML financial instruments, the ASML Insider Trading Rules stipulate – among other requirements – that members of the Supervisory Board may not trade during the two months preceding the publication of the annual results, and during the three weeks before publication of the quarterly results. In addition, members of the Supervisory Board may not perform transactions in ASML financial instruments during the open periods when they have inside information. This requirement is not applicable for Supervisory Board members who have a management agreement with an independent third party for the management of her or his financial instruments.

ASML has not granted any personal loans, guarantees, or the like to members of the Supervisory Board. ASML’s Articles of Association provide for the indemnification of the members of the Supervisory Board against claims that are a direct result of their tasks as members of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such Supervisory Board member. ASML has further implemented the indemnification of the members of the Supervisory Board by means of separate indemnification agreements for each member of the Supervisory Board.

IV.  Shareholders and General Meeting of Shareholders

Powers
A General Meeting of Shareholders is held at least once a year and generally takes place in Veldhoven. In this meeting, at least the following items are discussed and/or approved:

•	the written report of the Board of Management containing the course of affairs in ASML and the conduct of the management during the past financial year;
•	the adoption of the annual accounts;
•	ASML’s reserves and dividend policy and justification thereof by the Board of Management;
•	the discharge of the members of the Board of Management in respect of their management during the previous financial year;
•	the discharge of the members of the Supervisory Board in respect of their supervision during the previous financial year;
•	each material change in the corporate governance structure of ASML; and
•	any other item the Board of Management or the Supervisory Board determine to place on the agenda.

The General Meeting of Shareholders has furthermore (with due observance of the statutory provisions) the power:

•	to resolve to amend the articles of association;
•	to resolve to dissolve the Company;
•	to resolve to issue shares if and insofar as the Board of Management has not been designated by the General Meeting of Shareholders for this purpose;
•	to resolve to reduce the issued share capital;
•	to appoint members of the Supervisory Board;
•	to withdraw its confidence in the Supervisory Board;
•	to adopt the Remuneration Policy for members of the Board of Management; and
•	to determine the remuneration of the members of the Supervisory Board.

The Board of Management requires the approval of the General Meeting of Shareholders and the Supervisory Board for resolutions regarding a significant change in the identity or character of ASML or its business, including in any event:

•	a transfer of the business or virtually all of the business to a third party;

ASML STATUTORY ANNUAL REPORT 2010

•	entry into or termination of long-term cooperation by ASML or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for ASML; and
•	an acquisition or disposal by ASML or a subsidiary of a participation in the capital of another company, the value of which equals at least one third of the amount of the assets according to the consolidated balance sheet (in the consolidated financial statements referred to as “statement of financial position”) with explanatory notes attached to the Annual Accounts as most recently adopted.

Proposals placed on the agenda by the Supervisory Board, the Board of Management, or by shareholders, provided that they have submitted the proposals in accordance with the applicable legal provisions, are discussed and resolved upon. Shareholders representing at least 1% of ASML’s outstanding share capital or a value of at least Euro 50,000,000 are entitled to place agenda items on the AGM agenda at the latest sixty days before the AGM. About two weeks before the closing of this sixty days term, ASML notifies its shareholders about the closing of the term on its website.

A recurring agenda item is the limited authorization for the Board of Management to issue (rights to) shares in the Company’s capital, and to exclude pre-emptive shareholders rights for such issuances. This agenda item includes two elements: 1) the authorization to the Board of Management to issue a maximum of 10.0 percent (rights to) shares of ASML’s issued share capital as of the date of authorization; and 2) the authorization to exclude pre-emptive rights in relation to the above share issue, with a maximum of 10.0 percent of ASML’s issued share capital as of the date of authorization.

A simple majority is required for the authorization to issue shares; for the authorization to exclude the pre-emptive rights a simple majority is required in case at least fifty percent of ASML’s issued share capital is present or represented at the AGM; otherwise a majority of two thirds of the votes cast is required. The Board of Management must obtain the approval of the Supervisory Board for the issuance of ASML shares as well as for excluding the pre-emptive rights.

It is important for ASML to be able to issue (rights to) shares and to exclude the pre-emptive shareholders’ rights in situations where it is imperative to be able to act quickly, for example when financial opportunities arise or when stock (option) plans need to be executed to attract and retain top talent. This authorization has been used in the past especially to optimize the financial position of ASML. Given the dynamics of the global capital markets, such financing transactions generally need to be executed in the shortest window of opportunity. The opportunity to issue shares or rights to shares, such as convertible bonds, would be limited if ASML needed a resolution of the General Meeting of Shareholders to issue shares and/ or to exclude the shareholders’ pre-emptive rights and may thus hinder the financial flexibility of ASML.

Another standard and recurring agenda item is the authorization to repurchase ASML shares up to a maximum of 10.0 percent of the issued capital for valuable consideration, valid for a period of 18 months following the approval. A simple majority is required for the authorization and the Board of Management must obtain the approval of the Supervisory Board for the repurchase of ASML shares.

As in the previous three years, ASML shall at the upcoming AGM also request approval for the proposal to repurchase and cancel three times ten percent of the then issued share capital, up to a maximum of about twenty seven percent of the then outstanding shares. The reason that ASML still uses this method is that ASML has not yet amended its articles of association to reflect the law, changed in 2008, with respect to this topic. This changed law provides for an increase in the maximum number of shares that may be held by Dutch listed companies in their own share capital, from ten percent to fifty percent. Such amendment to ASML’s articles of association will be proposed to the upcoming AGM.

In principle, ASML shall use its authority to repurchase shares to mitigate dilution and to hedge stock options or shares granted, but not yet exercised or issued under the ASML equity based plans.

Also in 2011, a resolution of the General Meeting of Shareholders will be asked for the distribution of dividend.

The Board of Management or Supervisory Board may convene Extraordinary General Meetings (“EGM’s”) as often as they deem necessary. Such meetings must be held if one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed.

Logistics of the General Meeting of Shareholders
To facilitate the attendance of shareholders at ASML’s General Meetings of Shareholders, ASML sets a record date. Those who are registered as shareholders at such date are entitled to attend the meeting and to exercise other shareholder rights during the meeting, notwithstanding sale of their shares after the record date, should that be the case.

ASML STATUTORY ANNUAL REPORT 2010

Since amendment of the applicable law, the convocation date is legally set at forty two days, and the record date at twenty eight days before the AGM.

The Board of Management and Supervisory Board shall provide the shareholders with the facts and circumstances relevant to the proposed resolutions, through an explanation to the agenda, as well as through other documents necessary and/or helpful for this purpose. All documents relevant to the General Meeting of Shareholders, including the agenda with explanations, shall be posted in the Investor Relations and Corporate Governance sections on ASML’s website. The agenda clearly indicates which agenda items are voting items, and which items are for discussion only.

ASML shareholders may appoint a proxy who can vote on their behalf in the General Meeting of Shareholders. ASML also uses an internet proxy voting system, thus facilitating shareholder participation without having to attend in person. Shareholders who voted through internet proxy voting are required, however, to appoint a proxy to officially represent them at the General Meeting of Shareholders in person. ASML also provides the possibility for shareholders to issue voting proxies or voting instructions to an independent third party (public notary) prior to the AGM.

Resolutions passed at the General Meeting of Shareholders shall be recorded by a civil law notary and co-signed by the Chairman of the meeting and will thereafter be made available on ASML’s website within two weeks after the AGM.

The draft minutes of the General Meeting of Shareholders are available via ASML’s website, and also upon request via mail or e-mail, no later than three months after the meeting. Shareholders are given the opportunity to provide their comments in the subsequent three months, and thereafter the minutes are adopted by the Chairman and the Secretary of the meeting. The adopted minutes are also available on ASML’s website and, upon request, via regular mail or e-mail.

There are no depositary receipts for shares in the Company’s capital issued with the cooperation of ASML.

Information to the Shareholders
To ensure fair disclosure, ASML distributes Company information that may influence the share price to shareholders and other parties in the financial markets simultaneously and through means that are public to all interested parties. In case of bilateral contacts with shareholders, ASML follows the procedure related thereto as published on ASML’s website.

When ASML’s annual and quarterly results are published by means of a press release, interested parties, including shareholders, can participate through conference calls, listen to a webcast and view the presentation of the results on ASML’s website. The schedule for communicating the annual financial results is in general published through a press release and is posted on ASML’s website. In addition, ASML provides information to its shareholders at ASML’s AGM. Also ASML publishes a Sustainability Report on its website every year, reporting on Environmental, Health, Social and Safety performance.

It is ASML’s policy to post the presentations given to analysts and investors at investor conferences on its website. Information regarding presentations to investors and analysts and conference calls are announced in advance on ASML’s website; for details see ASML’s financial calendar as published in the Investor Relations section on ASML’s website. Meetings and discussions with investors and analysts shall, in principle, not take place shortly before publication of regular financial information. ASML does not assess, comment upon, or correct analysts’ reports and valuations in advance, other than to comment on factual errors. ASML does not pay any fees to parties carrying out research for analysts’ reports, or for the production or publication of analysts’ reports, and takes no responsibility for the content of such reports.

At the General Meeting of Shareholders, the Board of Management and the Supervisory Board provide shareholders with all requested information, unless this is contrary to an overriding interest of the Company. If this should be the case, the Board of Management and Supervisory Board will provide their reasons for not providing the requested information.

Furthermore, the Corporate Governance section on ASML’s website provides links to websites that contain information about ASML published or filed by ASML in accordance with applicable rules and regulations.

ASML’s only anti-takeover device is the Preference Shares Foundation. The mechanisms of this Foundation are described in more detail in the next chapter on Required information Article 10 Takeover Directive and the 2010 Annual Reports.

Relationship with Institutional Investors
ASML finds it important that its institutional investors participate in ASML’s General Meetings of Shareholders. To increase the participation rate, several measures have been taken in the past few years, including applying a record date, and providing internet proxy voting. In addition, ASML actively approaches its institutional investors to discuss their participation at the General Meetings of Shareholders.

ASML STATUTORY ANNUAL REPORT 2010

V.  The Audit of Financial Reporting and the Position of the Internal and External Auditor Function

Financial Reporting
ASML has comprehensive internal procedures in place for the preparation and publication of Annual Reports, annual accounts, quarterly figures, and all other financial information. These internal procedures are frequently discussed in the Audit Committee and the Supervisory Board. The Disclosure Committee assists the Board of Management in overseeing ASML’s disclosure activities and ensures compliance with applicable disclosure requirements arising under U.S. and Dutch law and regulatory requirements.

The Audit Committee reviews and approves the external auditor’s Audit Plan for the audits planned during the financial year. The Audit Plan also includes the activities of the external auditor with respect to their reviews of the quarterly results other than the annual accounts. These reviews are based on agreed upon procedures and are approved by the Audit Committee. The external auditor regularly updates the Audit Committee on the progress of the audits and other activities.

The Supervisory Board has reviewed the Statutory Annual Report of ASML for the financial year 2010 as prepared by the Board of Management. Deloitte has duly examined the Company’s financial statements, and the Auditor’s Report is included in the Statutory Financial Statements.

Appointment, Role, Assessment of the Functioning of the External Auditor, and the Auditor’s Fee
In accordance with Dutch law, ASML’s external auditor is appointed by the General Meeting of Shareholders and is nominated for appointment by the Supervisory Board upon advice from the Audit Committee and the Board of Management. ASML’s current external auditor, Deloitte Accountants B.V. (“Deloitte”), was appointed by the General Meeting of Shareholders in 1995 for an indefinite period of time.

Every four years, an extensive evaluation of the external auditor’s performance is conducted by the Audit Committee and the Board of Management. The last time this evaluation was done, was in 2008, the results of which were presented in the 2008 AGM. The next formal evaluation is planned for the first quarter in 2012, after the 2011 results.

In the years that no formal evaluation is conducted, the external auditor’s performance is continuously assessed by the Board of Management and the Audit Committee in the Audit Committee meetings, as well as in one-on-one sessions with ASML’s Board of Management and Audit Committee respectively. So far, the external auditor has functioned to the satisfaction of both the Audit Committee and the Board of Management.

Annually, the Board of Management and the Audit Committee provide the Supervisory Board with a report on the relationship with the external auditor, including the required auditor independence. To determine the External Auditor’s independence, the relationship between the audit services and the non-audit services provided by the external auditor is important, as well as the rotation of the responsible lead audit partner every five years. Non-audit services (including tax fees and non audit-related fees) performed by the external auditor comprised 28 percent of the external auditor’s services in 2010. Based on the proportion audit fees versus non-audit related fees, it was concluded – and confirmed by the external auditor – that the external auditor acts independently.

The external auditor is present at ASML’s AGM to respond to questions, if any, from the shareholders about the auditor’s report on the financial statements.

The Audit Committee, on behalf of the Supervisory Board, approves the remuneration of the external auditor as well as the non-audit services to be performed, after consultation with the Board of Management. It has been agreed among the members of the Supervisory Board and the Board of Management that the Audit Committee has the most relevant insight and experience to be able to approve both items, and therefore the Supervisory Board has delegated these responsibilities to the Audit Committee. In principle the external auditor attends all meetings of the Audit Committee, unless this is deemed not necessary by the Audit Committee. The findings of the external auditor are discussed at these meetings.

The Audit Committee reports on all issues discussed with the external auditor to the Supervisory Board, including the external auditor’s report with regard to the audit of the annual accounts as well as the content of the annual accounts. In the audit report, the external auditor refers to the financial reporting risks and issues that were identified during the audit, internal control matters, and any other matters requiring communication under the auditing standards generally accepted in the Netherlands and in the United States.

Internal Audit Function
The internal audit function of ASML forms one of the key elements to address the topics of risk management and internal control over financial reporting as required under the Code and the Sarbanes-Oxley Act, respectively. To ensure the independence of this

ASML STATUTORY ANNUAL REPORT 2010

function, the Director Internal Audit reports to the Board of Management and the Audit Committee. The external auditor and the Audit Committee are involved in drawing up the work schedule and audit scope of the internal auditor. The internal auditor regularly provides updates on its findings to the Audit Committee.

VI.  Required information Article 10 Takeover Directive

General
The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company.

This information comprises amongst other things:

•	the capital structure of the company;
•	restrictions on the transfer of securities and on voting rights;
•	special powers conferred upon the holders of certain shares;
•	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;
•	the rules on the issuing and the repurchasing of shares by the company; significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and
•	agreements between the company and its board members or employees providing for a “golden parachute”.

In this section the Board of Management and the Supervisory Board provide for an explanation to the information – if applicable to ASML – as required under the Resolution Article 10 of the Takeover Directive.

Share capital
ASML’s authorized share capital amounts to EUR 126,000,200 and is divided into:

•	3,150,005,000 cumulative preference shares with a nominal value of EUR 0.02 each;
•	700,000,000 ordinary shares with a nominal value of EUR 0.09 each; and
•	10,000 ordinary shares with a nominal value of EUR 0.01 each.

Currently, only 436,592,972 ordinary shares with a nominal value of EUR 0.09 each are outstanding and fully paid in. The number of issued shares was 444,480,095, which includes the number of repurchased (“treasury”) shares of 7,887,123.

Our Board of Management has the power to issue shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board must approve any issuance of shares.

Ordinary shares
At ASML’s Annual General Meeting of Shareholders, held on March 24, 2010, the Board of Management was granted the authorization to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of the Company’s issued share capital as of the date of authorization, plus an additional 5.0 percent of the Company’s issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At ASML’s Annual General Meeting of Shareholders to be held on April 20, 2011, its shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through October 20, 2012.

Holders of ASML’s ordinary shares have a preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to ASML’s Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At ASML’s Annual General Meeting of Shareholders, held on March 24, 2010, the Board of Management was authorized, subject to the aforementioned approval, to restrict or exclude preemptive rights of holders of ordinary shares. At ASML’s Annual General Meeting of Shareholders to be held on April 20, 2011, its shareholders will be asked to grant this authority through October 20, 2012. At this Annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares and options separately for a period of 18 months.

ASML STATUTORY ANNUAL REPORT 2010

The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and the Company’s Articles of Association. Although since June 11, 2008, Dutch law provides that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not exceed 50.0 percent of the issued share capital, the Company’s current Articles of Association provide that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not exceed 10.0 percent of the issued share capital. It will be proposed to the Annual General Meeting of Shareholders to be held on April 20, 2011, to amend the Articles of Association to refer to applicable Dutch law. Any such repurchases are subject to the approval of the Supervisory Board and the authorization of shareholders at ASML’s Annual General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 24, 2011, up to a maximum of three times 10.0 percent of the Company’s issued share capital as of the date of authorization (March 24, 2010) at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At the Company’s Annual General Meeting of Shareholders to be held on April 20, 2011, the Company’s shareholders will be asked to extend this authority through October 20, 2012.

Cumulative preference shares
In 1998, the Company granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, the interests of the Company, its business or the interests of its stakeholders are at stake. This may be the case if a public bid for the ordinary shares of the Company has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with the Company. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of the issued ordinary shares of the Company without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with the interests of the Company, its business or its stakeholders.

The objects of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Exercise of the Preference Share Option could effectively dilute the voting power of the outstanding ordinary shares by one-half. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares.

Cancellation and repayment of the issued cumulative preference shares by the Company requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, the Company, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation as a result of such issuance with repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. In that case the Company is obliged to effect the repurchase and cancellation respectively as soon as possible.

If the Foundation will not request the Company to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, the Company will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of the Company. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities: Mr. R.E. Selman, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A. Baan.

ASML STATUTORY ANNUAL REPORT 2010

Limitations to transfers of shares in the share capital of ASML
There are currently no limitations, either under Dutch law or in the Articles of Association of ASML, as to the transfer of shares in the share capital of ASML.

Reporting obligations under the Act on the supervision of financial markets (Wet op het financieel toezicht, the “Wft”)
Holders of our shares may be subject to reporting obligations under the Wft.

The disclosure obligations under the Wft apply to any person or entity that acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under Dutch law whose shares are admitted to trading on a regulated market within the European Union (the “EU”). Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 40, 50, 60, 75 or 95 percent (as a result of an acquisition or disposal by such person, or as a result of a change in our total number of voting rights or capital issued). With respect to ASML, the Wft would require any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the Authority for the Financial Markets in the Netherlands (Autoriteit Financiële Markten, the “AFM”) immediately.

A legislative proposal is currently under discussion in Dutch Parliament, pursuant to which the 5 percent threshold will be replaced by a 3 percent threshold. Under the same proposal each holder of a 3 percent interest would need to declare, in a filing to be publicly made with the AFM, whether it has any objections to our strategy as publicly submitted to the AFM. The proposal would also introduce a mechanism pursuant to which ASML would be able to identify, and communicate with, beneficial holders of its shares through the respective custodians.

According to AFM’s public registry (www.afm.nl/registers) on December 31, 2010, the following notifications of voting rights or capital interest above 5 percent have been made pursuant to the Wft:

Capital Research and Management Company 5.16% voting rights, no capital interest
Stichting Preferente Aandelen ASML 100% option rights

Special voting rights on the issued shares
There are no special voting rights on the issued shares in the share capital of ASML.

Limitation voting rights on shares
There are currently no limitations, either under Dutch law or in the Articles of Association of ASML, to hold or vote ordinary shares.

Appointment of Board of Management and Supervisory Board

Board of Management
The rules governing the appointment and dismissal of members of the Board of Management are described in section II. above.

Supervisory Board
The rules governing the appointment and dismissal of members of the Supervisory Board are described in section III. above.

Amendment of the Articles of Association
The General Meeting of Shareholders can resolve to amend the Articles of Association of the Company. The (proposed) amendment requires the approval of the Supervisory Board.

A resolution to amend the Articles of Association is adopted at a General Meeting of Shareholders at which more than one half of the issued share capital is represented and with at least three-fourths of the votes cast; if the required share capital is not represented at a meeting convened for that purpose, a subsequent meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted with at least three-fourths of the votes cast. If a resolution to amend the Articles of Association is proposed by the Board of Management, the resolution will be adopted with an absolute majority of votes cast irrespective of the represented share capital at the General Meeting of Shareholders.

The complete proposals should be made available for inspection by the shareholders and the others entitled to attend meetings at the office of the Company and at a banking institution designated in the convocation to the general meeting of shareholders, as from the date of said convocation until the close of that meeting. Furthermore, the Company must consult Euronext Amsterdam and the AFM, before the amendment is proposed to its shareholders.

ASML STATUTORY ANNUAL REPORT 2010

Severance payments under agreements with members of Board of Management
Because their appointment to the Board of Management took place before March 31, 2004, the employment agreements with Messrs. Wennink and Van den Brink do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments will be according to applicable law.

Employment agreements for members of the Board of Management appointed after March 31, 2004 contain specific provisions regarding severance payments. If ASML gives notice of termination of the employment agreement for reasons which are not exclusively or mainly found in acts or omissions of the board member concerned, a severance payment equal to one year base salary will be paid upon the effective date of termination. This severance payment will also be paid in case a Board of Management member gives notice of termination of the employment agreement in connection with a substantial difference of opinion between the respective executive and the Supervisory Board regarding her / his employment agreement, her / his function or the Company’s strategy.

Board of Management members appointed after March 31, 2004 shall also be entitled to the aforementioned severance payments in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the employment agreement) or if such Board of Management member gives notice of termination directly related to such Change of Control, and such notice is given within twelve months from the date on which the Change of Control occurs.

VII.  Deviations from the Code

For clarity purposes, ASML lists below its deviations from the Code and reasons for doing so. The deviations follow the order of the recommendations in the Code.

II.2.5
Although ASML does not consider ASML’s execution of this best practice a deviation from the Code, it could be interpreted as such.

The members of the Board of Management are eligible to receive performance shares which will be awarded annually under the condition of fulfillment of predetermined performance targets, which are measured over a period of three calendar years. Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained (for a lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the performance shares for at least two subsequent years. Accordingly, the total period before one obtains full rights to the performance shares will be five years. The Remuneration Committee believes that the total resulting period is in compliance with the Code. The AGM approved the performance share arrangement for the Board of Management on March 24, 2010.

II.2.8
The employment contracts of the members of the Board of Management appointed before March 31, 2004, being Messrs. Wennink and Van den Brink, are being honored, including all rights and obligations under these contracts. This implies that the appointment of Messrs. Wennink and Van den Brink as members of the Board of Management will be for an indefinite period of time, and that their potential severance payments will be according to applicable law. Although ASML does not consider this to be contrary to the recommendations in the Code, it may be considered a deviation from the Code.

II.2.9
ASML has not granted any personal loans, guarantees, or the like to members of the Board of Management. However, stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees and members of the Board of Management (being Messrs. Van den Brink and Wennink) subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the loans are forgiven. ASML’s Supervisory Board approved the Stock Option Plans at the time, including the loans, as these were part of the Stock Option Plan.

The Board of Management and the Supervisory Board,
Veldhoven, February 14, 2011

ASML STATUTORY ANNUAL REPORT 2010

Management Board Report

About ASML

ASML is one of the world’s leading providers of lithography equipment that is critical to the production of ICs or chips. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia. As of December 31, 2010 we employed more than 7,100 payroll employees (2009: 6,500) and more than 2,000 temporary employees (2009: 1,100), measured in full-time employees (“FTEs”). ASML operates in 16 countries through over 55 sales and service locations.

In 2010, we generated net sales of EUR 4,507.9 million and operating income of EUR 1,161.3 million or 25.8 percent of net sales. Net income in 2010 amounted to EUR 985.5 million or 21.9 percent of net sales, representing net income per ordinary share of EUR 2.26.

In the executive summary below we provide an overview of the risk factors, followed by an update of the semiconductor equipment industry, our business strategy and a discussion of our key performance indicators.

Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below. These risks are not the only ones that ASML faces. Some risks may not yet be known to ASML and certain risks that ASML does not currently believe to be material could become material in the future.

Summary

Strategic Risks

•	We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products.

Risks Related to the Semiconductor Industry

•	The Semiconductor Industry is Highly Cyclical and We May Be Adversely Affected by Any Downturn;
•	Our Business Will Suffer If We Do Not Respond Rapidly to Commercial and Technological Changes in the Semiconductor Industry;
•	We Face Intense Competition.

Governmental, Legal and Compliance Risks

•	Failure to Adequately Protect the Intellectual Property Rights Upon Which We Depend Could Harm Our Business;
•	Defending Against Intellectual Property Claims Brought by Others Could Harm Our Business;
•	We Are Subject to Risks in Our International Operations;
•	Because of Labor Laws and Practices, Any Workforce Reductions That We May Seek to Implement in Order to Reduce Costs Company-Wide May Be Delayed or Suspended.

Operational Risks

•	The Number of Systems We Can Produce Is Limited by Our Dependence on a Limited Number of Suppliers of Key Components;
•	The Pace of Introduction of Our New Products Is Accelerating and Is Accompanied by Potential Design and Production Delays and by Significant Costs;
•	We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities;
•	We May Be Unable to Make Desirable Acquisitions or to Integrate Successfully Any Businesses We Acquire;
•	Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees.

Financial Risks

•	A High Percentage of Net Sales Is Derived from a Few Customers;
•	Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations.

ASML STATUTORY ANNUAL REPORT 2010

Risks Related to Our Ordinary Shares

•	We may not declare cash dividends at all or in any particular amounts in any given year;
•	The Price of Our Ordinary Shares is Volatile;
•	Restrictions on Shareholder Rights May Dilute Voting Power.

Strategic Risks

We Derive Most of Our Revenues from the Sale of a Relatively Small Number of Products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (197 units in 2010 and 70 units in 2009), with an average selling price (“ASP”) in 2010 of EUR 19.8 million (EUR 24.1 million for new systems and EUR 4.4 million for used systems) and an ASP in 2009 of EUR 16.8 million (EUR 21.1 million for new systems and EUR 7.9 million for used systems). As a result, the timing of recognition of revenue from a small number of product sales may have a significant impact on our net sales and operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	a downturn in the highly cyclical semiconductor industry;
•	unanticipated shipment rescheduling;
•	cancellation or order push-back by customers;
•	unexpected manufacturing difficulties; and
•	delays in deliveries by suppliers,

may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or below our expected net sales, and may have a material adverse effect on our operating results for that period.

In particular our published quarterly earnings may vary significantly from quarter to quarter and may vary in the future for the reasons discussed above.

Risks Related to the Semiconductor Industry

The Semiconductor Industry is Highly Cyclical and We May Be Adversely Affected by Any Downturn
As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, the timing, duration and volatility of which are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our lithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	the current and anticipated market demand for semiconductors and for products utilizing semiconductors;
•	semiconductor prices;
•	semiconductor production costs;
•	changes in semiconductor inventory levels;
•	general economic conditions; and
•	access to capital.

Reductions or delays in capital equipment purchases by our customers could have a material adverse effect on our business, financial condition and results of operations.

In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve net income. If sales decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product demand, we may also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on prices and impairment of machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations.

The financial crisis affecting the banking system and global financial markets was in many respects unprecedented in the history of our Company. Remaining concerns over the instability of the financial markets and the global economy could result in a number of follow-on effects on our business, including: declining business and consumer confidence resulting in reduced, delayed or shorter-term capital expenditures for our products; insolvency of key suppliers resulting in product delays; the inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies; and other adverse effects that we cannot currently anticipate. If global economic and market conditions deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.

ASML STATUTORY ANNUAL REPORT 2010

Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory, and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited and our products require significant lead-time to complete. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues, damage to customer relationships and we may lose market share.

Our Business Will Suffer If We Do Not Respond Rapidly to Commercial and Technological Changes in the Semiconductor Industry
The semiconductor manufacturing industry is subject to:

•	rapid change towards more complex technologies;
•	frequent new product introductions and enhancements;
•	evolving industry standards;
•	changes in customer requirements; and
•	continued shortening of product life cycles.

Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology. Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our research and development (“R&D”) programs and timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new production facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”), that our customers may not fully adopt. If our customers do not adopt these new technologies, products or product enhancements that we develop due to a preference for more established or alternative new technologies and products or for other reasons, we would not recoup any return on our investments in these technologies or products, which would result in the recording of impairment charges on these investments and could have a material adverse effect on our business, financial condition and results of operations.

The success of EUV will be particularly dependent on light source (laser) availability and continuing technical advances as well as infrastructure developments in masks and resists, without which the tools cannot achieve the productivity and yield that are required to justify their capability economically.

We Face Intense Competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market segments are:

•	the technical performance characteristics of a lithography system;
•	the value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;
•	a strengthening of the euro particularly against the Japanese yen which results in lower prices and margins;
•	the strength and breadth of our portfolio of patents and other intellectual property rights; and
•	our customers’ desire to obtain lithography equipment from more than one supplier.

Our competitiveness increasingly depends upon our ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights.

ASML’s primary competitors are Nikon Corporation (“Nikon”) and Canon Kabushiki Kaisha (“Canon”). Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations. In addition, to competitors in lithography, ASML may face competition with respect to alternative technologies for the non-critical layers and from alternative technologies for all layers. In the event the delivery of new technology is delayed, ASML’s customers may turn to alternative technology equipment and/or their own installed base as a substitute for purchasing ASML’s products.

ASML STATUTORY ANNUAL REPORT 2010

Governmental, Legal and Compliance Risks

Failure to Adequately Protect the Intellectual Property Rights Upon Which We Depend Could Harm Our Business
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology. However, we face the risk that such measures could prove to be inadequate because:

•	intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;
•	patent rights may not be granted or construed as we expect;
•	patents will expire which may result in key technology becoming widely available that may hurt our competitive position;
•	the steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and
•	third parties may be able to develop or obtain patents for similar competing technology.

In addition, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.

Defending Against Intellectual Property Claims Brought by Others Could Harm Our Business
In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. If successful, such claims could limit or prohibit us from developing our technology and manufacturing our products, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacture of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.

We may also incur substantial licensing or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims brought by others, which may have a material adverse effect on our business, financial condition and results of operations.

We Are Subject to Risks in Our International Operations
The majority of our sales are made to customers outside Europe. There are a number of risks inherent in doing business in some of those regions, including the following:

•	Potentially adverse tax consequences;
•	Unfavorable political or economic environments;
•	Unexpected legal or regulatory changes; and
•	An inability to effectively protect intellectual property.

If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.

In particular, 30.6 percent of our 2010 revenues and 27.6 percent of our 2009 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations.

Because of Labor Laws and Practices, Any Workforce Reductions That We May Seek to Implement in Order to Reduce Costs Company-Wide May Be Delayed or Suspended
The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to formal procedures that can delay, or may result in the modification of our planned workforce reductions. For example, in the Netherlands, if our Works Council renders contrary advice in connection with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors.

ASML STATUTORY ANNUAL REPORT 2010

Operational Risks

The Number of Systems We Can Produce Is Limited by Our Dependence on a Limited Number of Suppliers of Key Components
We rely on outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies.

The number of lithography systems we are able to produce is limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is our single supplier of lenses and other critical optical components. If Zeiss were unable to maintain and increase production levels or if we are unable to maintain our business relationship with Zeiss in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Zeiss were to terminate its relationship with us or if Zeiss were unable to maintain production of lenses over a prolonged period, we would effectively cease to be able to conduct our business.

In addition to Zeiss’ current position as our single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source, referred to as “deep UV”, used in our high resolution steppers and Step & Scan systems, and the extreme ultraviolet light source, referred to as “EUV”, used in our second-generation EUV systems, are available from only a very limited number of suppliers.

Although the timeliness, yield and quality of deliveries to date from our other subcontractors generally have been satisfactory, manufacturing some of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and delays caused by suppliers may occur in the future. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.

The Pace of Introduction of Our New Products Is Accelerating and Is Accompanied by Potential Design and Production Delays and by Significant Costs
The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning-curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, we anticipate that this learning-curve effect will continue to present increasingly difficult challenges with every new generation as a result of increasing technological complexity. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we anticipate in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.

For the market to accept technology enhancements, our customers, in many cases, must upgrade their existing technology capabilities. Such upgrades from established technology may not be available to our customers to enable volume production using our new technology enhancements. This could result in our customers not purchasing, or pushing back or cancelling orders for our technology enhancements, which could negatively impact our business, financial condition and results of operations.

We Are Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities
All of our manufacturing activities, including subassembly, final assembly and system testing, take place in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. These facilities are subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations.

We May Be Unable to Make Desirable Acquisitions or to Integrate Successfully Any Businesses We Acquire
Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining government approvals.

Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert

ASML STATUTORY ANNUAL REPORT 2010

our staff from monitoring and improving operations in our existing business. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.

Our Business and Future Success Depend on Our Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees
Our business and future success significantly depend upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel, which could adversely affect our business, financial condition and results of operations.

In addition, the increasing complexity of our products results in a longer learning-curve for new and existing employees leading to an inability to decrease cycle times and incurring significant additional costs, which could adversely affect our business, financial condition and results of operations.

Financial Risks

A High Percentage of Net Sales Is Derived from a Few Customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of our largest customers may vary from year to year, we expect sales to remain concentrated among relatively few customers in any particular year. In 2010, sales to our largest customer accounted for EUR 1,270.8 million, or 28.2 percent of net sales, compared with EUR 348.8 million, or 21.9 percent of net sales, in 2009. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for 42.4 percent of accounts receivable at December 31, 2010, compared with 44.0 percent at December 31, 2009. As a result, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in Foreign Exchange Rates Could Harm Our Results of Operations
We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the euro as we incur manufacturing costs for our systems predominantly in euros while a portion of our net sales and cost of sales is denominated in U.S. dollars and Japanese yen.

In addition, a substantial portion of our assets and liabilities and operating results are denominated in U.S. dollars, and a small portion of our assets, liabilities and operating results are denominated in currencies other than the euro and the U.S. dollar. Our consolidated financial statements are expressed in euros. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the euro and various currencies. In general, our customers run their businesses in U.S. dollars, and therefore a further weakening of the U.S. dollar against the euro might impact the ability of our customers to purchase our products.

Furthermore, a strengthening of the euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Ordinary Shares

We May Not Declare Cash Dividends at All or in Any Particular Amounts in Any Given Year
Our policy is to pay a sustainable annual dividend in an amount that is stable or grows over time. However, the decision by our Board of Management in any given year to propose to our Supervisory Board that a dividend be proposed to our Annual General Meeting of Shareholders in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors: the Board of Management’s views on our potential future funding requirements, including for investments in production capacity and the funding of our research and development programs, as well for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Correspondingly, our dividend payments could decline or be eliminated with respect to any particular year in the future. Such a reduction or elimination in our dividend payments could have a negative effect on our share price.

ASML STATUTORY ANNUAL REPORT 2010

The Price of Our Ordinary Shares is Volatile
The current market price of our ordinary shares may not be indicative of prices that will prevail in the future. In particular, the market price of our ordinary shares has in the past experienced significant fluctuation, including fluctuation that is unrelated to our performance. This fluctuation may continue in the future.

Restrictions on Shareholder Rights May Dilute Voting Power
Our Articles of Association provide that we are subject to the provisions of Dutch law applicable to large corporations, called “structuurregime”. These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our Supervisory Board. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of our Supervisory Board than if we were incorporated in the United States or another jurisdiction.

Our authorized share capital also includes a class of cumulative preference shares and ASML has granted “Stichting Preferente Aandelen ASML”, a Dutch foundation, an option to acquire, at their nominal value of EUR 0.02 per share, such cumulative preference shares. Exercise of the cumulative preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.

Financial risk management

ASML is exposed to a variety of financial risks: market risks (including foreign currency exchange risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. See Note 5 to our consolidated financial statements for more information.

Semiconductor Equipment Industry

The chip-making business is focused on “shrink” or reducing the size of chip designs. Historically the semiconductor industry has experienced significant growth largely due to the continual reduction of cost per function performed by Intergated Circuits (“ICs”). Improvement in the design and manufacture of ICs with higher circuit densities resulted in smaller and cheaper ICs capable of performing a larger number of functions at higher speeds with lower power consumption. We believe that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand for production equipment that is capable of accurate production of advanced ICs in high volumes at the lowest possible cost.

Lithography equipment is used to print complex circuit patterns onto silicon wafers, which are the primary raw materials for ICs. The printing process is one of the most critical and expensive steps in wafer fabrication. Lithography equipment is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML, Nikon and Canon. In 2010, ASML was one of the world’s leading providers of lithography equipment (measured in revenues).

Total lithography equipment shipped by the industry as a whole in the six years ended December 31, 2010, is set out in the following table:

Year ended December 31	2005	2006	2007	2008	2009	2010[1]
Total units shipped	536	633	604	344	128	286
Total value (in millions USD)	4,988	6,386	7,144	5,388	2,485	6,299

(Source: Gartner Dataquest)
1 Full year 2010 estimates are according to the latest available data up to and including December 2010.

For the year 2010, the latest indications of independent market analysts show an increase in total lithography equipment shipped to the market by the industry of 123.4 percent in unit volume and 153.5 percent in value. The year 2010 was characterized by the recovery of the semiconductor equipment industry and resulting higher overall end-demand for a broad mix of systems for all chip layers. In order to meet the increased demand for our advanced technology products as well as for our capacity tools, we almost tripled the output of our factory in 2010 compared with 2009. In the course of 2010, ASML expanded its fixed and flexible workforce and structurally improved cycle times in the second half of 2010.

ASML STATUTORY ANNUAL REPORT 2010

Business strategy

The long-term growth of the semiconductor industry is the result of the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. Today, chip makers can image electronic circuits and features that are over 6,000 times smaller than they were in the early 1970s. This trend was first observed by Intel co-founder Gordon Moore in 1965, and is referred to as ’Moore’s Law’. Moore’s Law has resulted in our information society with fast wired and wireless communications – built on affordable chips. Moore’s Law also has an impact on the energy usage of chips. Smaller geometries allow for much lower electrical currents to operate the chip. This has helped to contain the world’s energy consumption despite the proliferation of affordable computing. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by semiconductors has brought many advantages: not only can information be more widely disseminated than ever before, affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at lightning speed.

Smarter, smaller and more energy-efficient chips are made with increasingly sophisticated lithography systems produced by ASML. Lithography systems are crucial to the roadmaps of chipmakers to make smaller transistors on chips. ASML’s business strategy is based on maintaining and further developing its position as a technology leader in semiconductor lithography. When executed, this strategy results in the delivery of lithography systems which enable customers to produce highest performance and lowest cost chips. The superior value of ownership offered to customers as a result of ASML’s strategy also maximizes ASML’s own financial performance, aligning the interests of ASML and our customers.

Customer focus
Ensuring customers are served with the right products at the right time, supported by excellent service, is key to ASML’s commitment to a long-term relationship. With high-valued products, customers expect high-quality support customized to their specific requirements. This support includes service engineers, equipped with the latest technical information, to ensure the highest levels of system performance, as well as applications specialists who support optimal system processing and new product implementation.

ASML aims to deliver lithography systems with the lowest cost of ownership and highest earnings.

Customer satisfaction is a critical objective of ASML. We have Account Teams that are specifically dedicated to customer satisfaction throughout the lifecycle of our products.

Through 2010, all of the top 10 chip makers worldwide, in terms of semiconductor capital expenditure, were our customers. We also have a significant share of customers outside the top 10 and we strive for continued business growth with all our customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry.

In 2010, our satisfaction ratings by customers surpassed every lithography competitor for the eighth successive year, according to VLSI Research, an independent industry research firm that surveyed customers representing 95.0 percent of the world’s total semiconductor market.

Strategic investment in research and development
Our customer-base relies on ASML to deliver the right technology at the right time to meet long-term roadmaps which often extend many years into the future. To meet these demands, ASML is committed to significant long-term investments in R&D that are not significantly impacted by short-term cyclical swings. ASML has one of the highest private R&D budgets invested in the Netherlands. In 2010, our R&D investments (which include R&D costs, net of credits and additions to other intangible assets regarding development expenditures) amounted to EUR 523.4 million, an increase from previous years to accommodate the rapid introduction of newly developed platforms which are in demand by customers (2009: EUR 466.8 million). A significant part of this budget was used for R&D jointly with our suppliers and technology partners. Through direct government grants designed to stimulate high-risk research for the medium and long term future, ASML received R&D credits of EUR 29.5 million in 2010. The Company expects that these R&D credits to ASML will decline significantly over coming years.

The foundation of our lithography scanners is our dual-stage wafer imaging platform – the TWINSCAN system – which we introduced in 2000 and which allows exposure of one wafer while simultaneously measuring the wafer which will be exposed next. Our strong leadership in this capability has allowed us to achieve the industry’s highest throughput, enabling reduced cost-per-exposure per wafer. ASML is the only lithography manufacturer that enables volume production based on dual-stage systems.

We have focused our R&D investments on three core programs: immersion, double patterning and EUV.

ASML STATUTORY ANNUAL REPORT 2010

Our innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with “dry” lithography systems. ASML pioneered this “wet” technology and has experienced strong demand for immersion-based systems, which have been adopted by most of our customers in all semiconductor market segments, including NAND-Flash memory chip, DRAM memory chip, as well as the Logic processor chip segment.

We have developed different immersion systems for different customer needs. We have optimized our TWINSCAN XT immersion systems for cost-effective imaging down to 38 nm patterning, and have developed a new dual wafer stage system called TWINSCAN NXT with improved positioning (“overlay”) and imaging. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called double patterning technique which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using our TWINSCAN NXT planar wafer stage and breakthrough grid metrology. ASML sold 34 TWINSCAN NXT systems in 2010.

Also in 2010, we achieved a major milestone with Extreme Ultraviolet (“EUV”) lithography when we shipped our first second-generation EUV system to a customer’s manufacturing site. This system will be used by the customer to develop its EUV manufacturing process before high-volume EUV systems will become available, which we expect to occur in 2012. We anticipate that five additional second-generation systems will be shipped to other customers in 2011. As of December 31, 2010, we had received nine orders for its successor, the third-generation, high-volume EUV systems which are scheduled to ship from 2012 onwards. The NXE (EUV) system, built on an evolved TWINSCAN platform, enables our customers to extend their roadmap towards smaller chip features. EUV permits chip makers to expose a critical layer in just one single step – as opposed to double patterning which requires multiple steps. EUV also has a roadmap from the initial 27 nm resolution down to 16 nm and beyond. We have published a roadmap to develop a range of EUV models, offering the greatest extendibility at the lowest cost of ownership for the future of lithography.

We complement our scanner products with a rapidly expanding holistic lithography portfolio of software and metrology products to help our customers optimize semiconductor scanner performance, provide a faster start to chip production and achieve better imaging at higher resolutions. Our customers optimize their scanner performance by taking into account the entire chip creation process, from design to volume manufacturing – we call this approach “holistic lithography”. During 2010 we announced broad customer adoption of holistic lithography products as all of ASML’s leading-edge scanners were sold with one or more holistic lithography components. Semiconductor manufacturers face increasingly smaller margins of error as they shrink chip features. Holistic lithography provides a way to shrink within these margins, offering significant revenue-generating and cost-saving opportunities to our customers.

Operational excellence
We strive to sustain our business success based on our technological leadership by continuing to execute our fundamental operating strategy well, including reducing lead-times while improving our cost competitiveness. Lead-time is the time from a customer’s order to a tool’s delivery.

Our business strategy includes outsourcing the manufacturing of the majority of components and subassemblies that make up our products. We work in partnership with suppliers, collaborating on quality, logistics, technology and total cost. By operating our strategy of value sourcing, we strive to attain flexibility and cost efficiencies from our suppliers through mutual commitment and shared risk and reward. Value sourcing also allows the flexibility to adapt to the cyclicality of the world market for semiconductor lithography systems.

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of our high-tech workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

In view of the economic volatility of the semiconductor industry, we continue to strive to improve efficiencies in our operations: addressing our cost structure and strengthening our capability to generate cash.

Business Model
Our business model is derived from our “Value of Ownership” concept which is based on the following principles:

•	offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms and advanced applications outside the traditional lithography business, each resulting in lower costs per product for our customers;
•	providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes of our customers and improve productivity;

ASML STATUTORY ANNUAL REPORT 2010

•	maintaining appropriate levels of R&D to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date;
•	enhancing the capabilities of the installed base of our customers through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;
•	reducing the cycle time between a customer’s order of a system and the use of that system in volume production on-site;
•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies;
•	improving the reliability and uptime of our installed system base; and
•	providing refurbishing services that effectively increase residual value by extending the life of equipment.

Our business model is based on outsourcing production of a significant part of the components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise the subassembly and testing of certain modules and the final assembly and fine tuning / testing of a finished system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities (subassembly, final assembly and system fine tuning / testing) are performed in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. We procure stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. We jointly operate a formal strategy with suppliers known as “value sourcing”, which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.

Our value sourcing strategy is based on the following strategic principles:

•	maintaining long-term relationships with our suppliers;
•	sharing risks and rewards with our suppliers;
•	dual sourcing of knowledge, globally, together with our suppliers; and
•	single, dual or multiple sourcing of products, where possible or required.

Value sourcing is intended to align the performance of our suppliers with our requirements on quality, logistics, technology and total costs.

Zeiss is our sole external supplier of main optical systems and one of the suppliers of other components. In 2010, 29.7 percent of our aggregate cost of sales was purchased from Zeiss (2009: 24.0 percent).

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components for our stepper and scanner systems. The expansion of this production capacity may require significant lead-time. From time to time, the number of systems we have been able to produce has been limited by the capacity of Zeiss to provide us with lenses and optical components. During 2010, our sales were not limited by the deliveries from Zeiss.

If Zeiss is unable to maintain or increase production levels, we might not be able to respond to customer demand. As a result, our relationships with current and prospective customers could be harmed, which would have a material adverse effect on our business, financial condition and results of operations.

Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and subsequent years. These agreements define a framework in all areas of our business relationship. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.

Pursuant to these agreements, ASML and Zeiss have agreed to continue their strategic alliance until either party provides at least three years’ notice of its intent to terminate. Although we believe such an outcome is unlikely, if Zeiss were to terminate its relationship with us, or if Zeiss were unable to produce lenses and optical components over a prolonged period, we would effectively cease to be able to conduct our business.

In addition to Zeiss, we also rely on other outside vendors for the components and subassemblies used in our systems, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies.

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles, including support for potential

ASML STATUTORY ANNUAL REPORT 2010

24-hour, seven days-a-week production activities. By maximizing the flexibility of our high-tech workforce, we can shorten lead-times: a key driver of added value for customers. Flexibility also reduces our working capital requirements.

Organizational Structure
ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are as follows:

The chart above excludes intermediate subsidiaries; See Note 26 to our consolidated financial statements for a list of our subsidiaries.

ASML operations update on key performance indicators

The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings. The figures in the table below are based on U.S. GAAP.

Year ended December 31	2009		2010
(in millions)	EUR		EUR
Sales
Net sales	1,596.1		4,507.9
Increase (decrease) in net sales (%)	(46.0)		182.4
Net system sales	1,174.9		3,894.7
Sales of systems (in units)	70		197
Average selling price of system sales	16.8		19.8

Value of systems backlog[1]	2,113.7		3,855.7
Systems backlog (in units)[1]	69		157
Average selling price of systems backlog[1]	30.6		24.6
Average selling price of systems backlog (New)[1]	33.0		27.7
Average selling price of systems backlog (Used)[1]	10.0		5.1
NXT systems sold (in units)	3		34

Profitability
Gross profit	458.4	28.7%	1,955.2	43.4%
Income (loss) from operations[2]	(163.1)	(10.2)%	1,250.7	27.7%
Net income (loss)	(150.9)	(9.5)%	1,021.8	22.7%

Liquidity
Cash and cash equivalents	1,037.1		1,949.8
Operating cash flow[2]	99.2		940.0

1	In the past, ASML valued net bookings and systems backlog at net system sales value, which does not reflect the full order value because it excludes the value of options and services related to the systems. As of 2010, in order to more adequately reflect the business circumstances, ASML values net bookings and systems backlog at full order value (i.e. including options and services). The comparative figures for 2009 have been adjusted in order to reflect this change.

2	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 3 to our consolidated financial statements.

Sales
For the longer term, and based on industry analysts IC growth forecasts, we expect our sales level to grow. Our sales levels depend on three growth drivers: market growth, market share growth and a broadening of our product and services scope.

In 2010, net sales increased by 182.4 percent to EUR 4,507.9 million from EUR 1,596.1 million in 2009. The increase in net sales was caused by an increase in the number of systems sold and an increase in ASP, reflecting the recovery of the semiconductor equipment industry, started in the second half of 2009 and continued in 2010, as customers invested in KrF systems for basic

ASML STATUTORY ANNUAL REPORT 2010

capacity growth and new leading-edge immersion technology in order to enable new technology ramp-ups. In contrast, the first half of 2009, was characterized by the collapse of the semiconductor equipment demand as a result of the crisis that began in the second half of 2008 and continued in 2009 (“financial and economic crisis”).

The ASP of our systems increased by 17.9 percent to EUR 19.8 million in 2010 from EUR 16.8 million in 2009 resulting from a shift to more leading-edge systems. The ASP of our new systems increased by 14.2 percent to EUR 24.1 million in 2010 from EUR 21.1 million in 2009 which was mainly driven by increased sales of our leading-edge technology products (such as XT:1950i and NXT:1950i systems) compared with 2009. The ASP of our used systems decreased by 44.3 percent to EUR 4.4 million in 2010 from EUR 7.9 million in 2009 which was the result of a shift in the mix of used systems sold toward more low-end system types.

As of December 31, 2010, our systems backlog was valued at EUR 3,855.7 million and included 157 systems with an ASP of EUR 24.6 million. As of December 31, 2009, the systems backlog was valued at EUR 2,113.7 million and included 69 systems with an ASP of EUR 30.6 million. The significant increase in our systems backlog reflects our customers’ NAND Flash memory investments for the high volume ramp-up of new technologies and Foundry/Logic commitments for new strategic fab projects, offset by weakening DRAM lithography demand (albeit at a rate less then originally anticipated). The increase will support both technology shrink as well as an increase in manufacturing capacity. ASP decreased in 2010 compared to 2009 because the systems backlog as of December 31, 2010, includes a broad mix of systems for all chip layers, whereas the systems backlog as of December 31, 2009, mainly included new leading-edge immersion technology.

In 2010, our most advanced volume production immersion system TWINSCAN NXT:1950i, with improved overlay and imaging compared with the TWINSCAN XT immersion systems, continued to ramp-up. The NXT platform enables new generations of semiconductors through the so-called double patterning technique which requires two exposures per layer on a chip. During 2010, 34 TWINSCAN NXT systems were sold.

Profitability
Our general strategy is to seek to achieve income from operations to net sales of 10.0 to 15.0 percent at the downturn point and 25.0 to 30.0 percent at the upturn point over the industry’s business cycle. However in exceptional circumstances, as evidenced by the financial and economic crisis, we could see periods with results from operations that are substantially below our minimum target level.

Operating income increased from EUR 76.1 million loss or 4.8 percent of net sales in 2009 to an operating profit of 1,161.3 million or 25.8 percent of net sales in 2010. This EUR 1,237.4 million increase was the result of an increase sales and resulting increase in gross profit on sales of EUR 1,426.6 million or 370.3 percent which was partially offset by an increase in operating expenses (consisting of SG&A and R&D expenses) of EUR 189.2 million or 41.0 percent.

Gross profit on sales increased from EUR 385.2 million or 24.1 percent of net sales in 2009 to 1,811.8 million or 40.2 percent of net sales in 2010. The higher gross profit was mainly attributable to a significant increase in net sales as a result of the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010 as customers invested in KrF systems for basic capacity growth and in new leading-edge immersion technology, in order to enable new technology ramp-ups. The increase in gross profit was partly offset by increased manufacturing costs as a result of longer lead-times in the first half of 2010. Furthermore, our manufacturing facilities were fully utilized in 2010. In contrast, the first half of 2009 was characterized by the collapse of semiconductor equipment demand as a result of the financial and economic crisis. Although the recovery of the semiconductor equipment industry started in the second half of 2009, the full year 2009 gross margin was negatively impacted by very low net sales and underutilization of capacity in the first half of 2009.

Operating expenses showed an increase of EUR 189.2 million in 2010 compared to 2009 due to an increase of selling, general and administrative (“SG&A”) costs by EUR 25.9 million, or 16.6 percent and research and an increase of development (“R&D”) costs by EUR 163.2 million, or 53.6 percent. SG&A costs increased as a result of both higher sales levels and increased costs to implement and support IT solutions and costs for improvement programs (mainly employee development costs).

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and R&D facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces our ability to adapt more quickly to semiconductor market cycles.

R&D investments (which include R&D costs, net of credits and additions to other intangible assets regarding development expenditures) increased by EUR 56.7 million or 12.1 percent from EUR 466.8 million in 2009 (EUR 304.8 million R&D costs and EUR 162.0 million addition to other intangible assets regarding development expenditures) to EUR 523.4 million (EUR 468.0 million R&D costs and EUR 55.4 million addition to other intangible assets regarding development expenditures) in 2010. The increase in R&D investments is caused by the spending on our strategic programs, in particular immersion, double patterning

ASML STATUTORY ANNUAL REPORT 2010

and EUV. The additions in intangible assets regarding capitalized development expenditures decreased due to an increase in subsequent development costs, relating to our strategic programs, which cannot be capitalized.

Net profit in 2010 amounted to EUR 985.5 million or 21.9 percent of net sales, representing EUR 2.26 net profit per ordinary share compared with net loss in 2009 of EUR 81.4 million or 5.1 percent of net sales, representing EUR 0.19 net loss per ordinary share.

Liquidity
As part of our financing policy we seek to maintain a strategic level of cash and cash equivalents of between EUR 1.0 and 1.5 billion. In addition to dividend payments, to the extent the level of cash and cash equivalents exceeds this target level and there are no investment opportunities that we wish to pursue, we intend to return cash to our shareholders through share buybacks or repayment of capital.

Our cash and cash equivalents increased to EUR 1,949.8 million as of December 31, 2010 from EUR 1,037.1 million as of December 31, 2009. We generated cash from operating activities of EUR 1,002.5 million in 2010. Furthermore, we generated cash from financing activities of EUR 85.7 million, mainly reflecting deposits from customers of EUR 150.0 million and net proceeds from issuance of shares and stock options of EUR 31.0 million, partly offset by a cash outflow from our 2010 dividend payment (EUR 87.0 million). An amount of EUR 180.3 million of cash was used in investing activities mainly related to machinery and equipment and the start of the second part of the EUV and NXT production facilities in Veldhoven, the Netherlands.

The Company’s available credit facilities amount to EUR 700.0 million and consist of two facilities: a EUR 500.0 million credit facility and a EUR 200.0 million loan facility. No amounts were outstanding under these facilities during 2010.

ASML did not repurchase any shares in 2010. The cumulative amount returned to shareholders in the form of share buybacks and capital repayment between May 2006 and December 2010 was EUR 2,137.7 million. As announced on January 19, 2011, ASML intends to repurchase up to EUR 1.0 billion of its own shares within the next two years and to increase dividend pay-out in respect of 2010 to EUR 0.40 per ordinary share of EUR 0.09 (subject to approval of the 2011 Annual General Meeting of Shareholders).

In April 2010, the Company paid a dividend of EUR 0.20 per outstanding ordinary share of EUR 0.09 or EUR 87.0 million in total. A proposal will be submitted to the Annual General Meeting of Shareholders on April 20, 2011, to declare a dividend for 2010 of EUR 0.40 per outstanding ordinary share of EUR 0.09.

Results of Operations
Set forth below are our consolidated income statement data for the two years ended December 31, 2009 and 2010:

Year ended December 31	2009	2010
(in millions)	EUR	EUR
Total net sales	1,596.1	4,507.9
Cost of sales	1,210.9	2,696.1
Gross profit on sales	385.2	1,811.8
Research and development costs	304.8	468.0
Selling, general and administrative costs[1]	156.5	182.5
Operating income (loss)[1]	(76.1)	1,161.3
Interest charges, net[1]	(7.8)	(7.7)
Income (loss) before income taxes	(83.9)	1,153.6
Benefit from (provision for) income taxes	2.5	(168.1)
Net income (loss)	(81.4)	985.5

1	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 3 to our consolidated financial statements.

ASML STATUTORY ANNUAL REPORT 2010

The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on an annual and semi-annual basis for the years ended December 31, 2009 and 2010.

		2009			2010
	First	Second	Full	First	Second	Full
	half year	half year	year	half year	half year	year
Net sales (EUR million)	460.2	1,135.9	1,596.1	1,810.5	2,697.4	4,507.9
Net system sales (EUR million)	284.4	890.5	1,174.9	1,554.6	2,340.1	3,894.7
Net service and field option sales (EUR million)	175.8	245.4	421.2	255.9	357.3	613.2
Total sales of systems (in units)	21	49	70	77	120	197
Total sales of new systems (in units)	11	36	47	58	96	154
Total sales of used systems (in units)	10	13	23	19	24	43
Gross profit as a percentage of net sales	3.3	32.6	24.1	37.9	41.7	40.2
ASP of system sales (EUR million)	13.5	18.2	16.8	20.2	19.5	19.8
ASP of new system sales (EUR million)	20.1	21.5	21.1	25.7	23.1	24.1
ASP of used system sales (EUR million)	6.3	9.1	7.9	3.4	5.2	4.4

Consolidated sales and gross profit
Net sales increased by EUR 2,911.8 million, or 182.4 percent to EUR 4,507.9 million in 2010 from EUR 1,596.1 million in 2009. The increase in net sales mainly resulted from an increase in net system sales of EUR 2,719.8 million, or 231.5 percent to EUR 3,894.7 million in 2010 from EUR 1,174.9 million in 2009. Net service and field option sales increased to EUR 613.2 million in 2010 from EUR 421.2 million in 2009. The number of systems sold increased by 181.4 percent to 197 systems in 2010 from 70 systems in 2009. This increase was caused by the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010, as customers invested in KrF systems for basic capacity growth and new leading-edge immersion technology in order to enable new technology ramp-ups. In contrast, the first half of 2009, was characterized by the collapse of the semiconductor equipment demand as a result of the financial and economic crisis.

The ASP of our systems increased by 17.9 percent to EUR 19.8 million in 2010 from EUR 16.8 million in 2009 resulting from a shift to more leading-edge systems. The ASP of our new systems increased by 14.2 percent to EUR 24.1 million in 2010 from EUR 21.1 million in 2009 which was mainly driven by increased sales of our leading-edge technology products (such as XT:1950i and NXT:1950i systems) compared with 2009.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2010 increased to 43 from 23 in 2009. The ASP of our used systems decreased by 44.3 percent to EUR 4.4 million in 2010 from EUR 7.9 million in 2009 which was the result of a shift in the mix of used systems sold toward more low-end system types.

Through 2010, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were our customers. In 2010, sales to our largest customer accounted for EUR 1,270.8 million, or 28.2 percent of our net sales. In 2009, sales to our largest customer accounted for EUR 348.8 million, or 21.9 percent of our net sales.

Gross profit on sales increased from EUR 385.2 million or 24.1 percent of net sales in 2009 to 1,811.8 million or 40.2 percent of net sales in 2010. The higher gross profit was mainly attributable to the significant increase in net sales resulting from the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010 as customers invested in KrF systems for basic capacity growth and in new leading-edge immersion technology, in order to enable new technology ramp-ups. The increase in gross profit was partly offset by increased manufacturing costs as a result of longer lead-times in the first half of 2010. Our manufacturing facilities were fully utilized. In contrast, the first half of 2009, was characterized by the collapse of the semiconductor equipment demand as a result of the financial and economic crisis. Although the recovery of the semiconductor equipment industry started in the second half of 2009, the full year 2009 gross margin was negatively impacted by very low net sales and underutilization of capacity in the first half of 2009.

We started 2010 with a systems backlog of 69 systems. In 2010, we booked orders for 285 systems, received order cancellations or push-outs beyond 12 months for 0 systems and recognized sales for 197 systems. This resulted in a systems backlog of 157 as of December 31, 2010. The total value of our systems backlog as of December 31, 2010 amounted to EUR 3,855.7 million with an ASP of EUR 24.6 million, compared with a systems backlog of EUR 2,113.7 million with an ASP of EUR 30.6 million as of December 31, 2009.

ASML STATUTORY ANNUAL REPORT 2010

The significant increase in our systems backlog reflects our customers’ NAND Flash memory investments for the high volume ramp-up of new technologies and Foundry/Logic commitments for new strategic fab projects, offset by weakening DRAM lithography demand (albeit at a rate less then originally anticipated). The increase will support both technology shrink as well as an increase in manufacturing capacity. The systems backlog as of December 31, 2010, includes a broad mix of systems for all chip layers.

Research and development
R&D investments (which include R&D costs, net of credits and additions to other intangible assets regarding development expenditures) increased by EUR 56.7 million or 12.1 percent from EUR 466.8 million in 2009 (EUR 304.8 million R&D costs and EUR 162.0 million addition to other intangible assets regarding development expenditures) to EUR 523.4 million (EUR 468.0 million R&D costs and EUR 55.4 million addition to other intangible assets regarding development expenditures) in 2010. This increase reflects the acceleration of strategic investment in technology leadership in 2010 through investments in the development and enhancement of the next-generation TWINSCAN systems based on immersion, double patterning and EUV. The additions in intangible assets regarding capitalized development expenditures decreased due to an increase in subsequent development costs, relating to our strategic programs, which cannot be capitalized.

Selling, general and administrative costs
Selling, general and administrative costs increased by 16.6 percent from EUR 156.5 million in 2009 to EUR 182.4 million in 2010 as a result of both a higher sales level and costs to implement and support IT solutions and costs for improvement programs (mainly employee development costs).

Net interest income/charges
The 2010 net interest charge was largely unchanged compared with 2009 (2010: EUR 7.7 million; 2009: EUR 7.9 million). Interest income relates to interest earned on our cash and cash equivalents and was more than offset by net interest charge on our outstanding debt in both 2010 and 2009.

Income taxes
Income taxes represented 14.6 percent of income before income taxes in 2010, compared to 3.0 percent of loss before income taxes in 2009. In 2009, ASML recognized tax expense of approximately EUR 40.0 million or approximately 47.5 percent of loss before income taxes attributable to the reversal of the 2007 Royalty Box benefit which had an unfavorable impact on the effective tax rate for 2009. In 2009, based on a tax law change effective January 1, 2010, ASML decided to reverse the Royalty Box benefits of 2007, as management at that time expected that a clean start of the Innovation Box (which under Dutch law replaced the Royalty Box as of January 1, 2010) in 2010 would result in a higher cumulative benefit for ASML.

In December 2010, ASML reached agreement with the Dutch fiscal authorities regarding the application of the “Innovation Box”, a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change of circumstances. While the Company’s domestic nominal rate was 25.5 percent in 2010, for the ASML entities in the Dutch fiscal group, the tax rate is effectively reduced as a result of the Innovation Box effect for current and prior years. As a result certain Dutch deferred tax assets, Dutch deferred tax liabilities and other taxes will be realized in future years against the reduced effective tax rate resulting from the Innovation Box, the effect amounts to EUR 27.8 million (gain) or 2.4 percent of income before income taxes.

In 2010, ASML recognized tax benefit of EUR 22.2 million or 1.9 percent of income before income taxes mainly attributable to the application of the Innovation Box for prior years, which had a favorable effect on the effective tax rate for 2010 (EUR 34.0 million or 2.9 percent). The Innovation Box effect for the current year amounts to EUR 83.5 million (gain) or 7.2 percent of income before income taxes.

At the end of 2010, the Dutch government enacted a tax rate reduction from 25.5 percent in 2010 to 25.0 percent in 2011. As a result, the value of certain Dutch deferred tax assets, Dutch deferred tax liabilities and other taxes was reduced by EUR 0.1 million (loss).

Liquidity
ASML’s principal sources of liquidity consist of EUR 1,949.8 million of cash and cash equivalents as of December 31, 2010, EUR 700.0 million of available credit facilities as of December 31, 2010 and expected future cash flows from operations.

The Company’s available credit facilities amount to EUR 700.0 million as of December 31, 2010 and December 31, 2009 and consist of two facilities: a EUR 500.0 million credit facility and a EUR 200.0 million loan facility. In May 2010, the Company, in line with its financing policy, cancelled its EUR 500.0 million credit facility that was due to expire in May 2012 and replaced it with a new EUR 500.0 million credit facility from the same group of banks. The new credit facility has a term of five years and contains

ASML STATUTORY ANNUAL REPORT 2010

the same restrictive covenant as the credit facility it replaced. This covenant requires the Company to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. As of December 31, 2010, and December 31, 2009, this ratio was 78.0 percent and 85.7 percent, respectively. Therefore, the Company was in compliance with the covenant at the end of 2010 and 2009. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2010 and 2009.

The EUR 200.0 million loan facility is related to the Company’s EUV investment efforts and was entered into during the first half of 2009. In June 2010, the Company and the European Investment Bank agreed to extend the availability period of the EUR 200.0 million loan facility by six months, allowing the Company to draw the facility up to March 31, 2011. When drawn, the loan is repayable in annual installments starting four years after drawdown, with a final repayment seven years after drawdown. This facility contains a covenant that restricts indebtedness, as contractually defined, to a maximum amount of EUR 2,300.0 million. As of December 31, 2010, and December 31, 2009, this indebtedness amounted to EUR 1,319.2 million and EUR 1,319.0 million, respectively. Therefore, the Company was in compliance with this covenant at the end of 2010 and 2009. Outstanding amounts under this loan facility will bear interest at EURIBOR or LIBOR plus a margin. No amounts were outstanding under this loan facility during 2010 and 2009.

The Company currently does not expect any difficulty in continuing to meet its covenant requirements.

In addition to cash and available credit facilities, from time to time we may raise additional capital in debt and equity markets. Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with the liquidity provided by existing cash balances, are sufficient to satisfy our requirements in the foreseeable future.

We expect that our capital expenditures (purchases of property, plant and equipment) in 2011 will be approximately EUR 350.0 million, exceeding 2010 capital expenditures of EUR 128.7 million. Capital expenditures in 2011 will mainly consist of investments in capacity expansion of EUV and NXT production facilities as a result of customer commitments. We expect to finance 2011 capital expenditures out of our cash flow from operations and available cash and cash equivalents.

As part of our financing policy we seek to maintain a strategic level of cash and cash equivalents of between EUR 1.0 and 1.5 billion. In addition to dividend payments, to the extent the level of cash and cash equivalents exceeds this target level and there are no investment opportunities that we wish to pursue, we intend to return cash to our shareholders through share buybacks or repayment of capital. As announced on January 19, 2011, ASML intends to repurchase up to EUR 1.0 billion of its own shares within the next two years and to increase dividend pay-out in respect of 2010 to EUR 0.40 per ordinary share of EUR 0.09 (subject to approval of the 2011 Annual General Meeting of Shareholders).

We have repayment obligations in 2017, amounting to EUR 600.0 million, on our 5.75 percent senior notes due 2017. We currently intend to fund any future repayment obligations primarily with cash on hand and cash generated through operations. A description of our senior notes and lines of credit is provided in Note 19 to our consolidated financial statements.

Cash Flows from Operating Activities
ASML generated cash from operating activities of EUR 1,002.5 million and EUR 270.1 million in 2010 and 2009, respectively. Cash provided by operating activities in 2010 mainly relates to increased sales levels as a result of the recovery of the semiconductor equipment industry. The primary components of cash provided by operating activities in 2010 were cash inflows reflecting the net income of EUR 985.5 million and non-cash items such as depreciation and amortization (EUR 267.1 million) and inventory obsolescence (EUR 28.5 million) and cash outflows as a result of changes in assets and liabilities (EUR 111.3 million). The changes in assets and liabilities mainly relate to higher accounts receivables (EUR 748.9 million) and higher inventories (EUR 657.3 million), partly offset by higher accrued and other liabilities (EUR 872.8 million) and higher accounts payable (EUR 350.2 million).

Cash Flows from Investing Activities
ASML used EUR 180.3 million for investing activities in 2010 and EUR 260.0 million in 2009. The 2010 investing activities are mainly related to machinery the start of the second part of the EUV and NXT production facilities in Veldhoven, the Netherlands and the capitalization of development expenditures. The majority of the 2009 expenditures were attributable to the finalization of the first part of the construction of the new production facilities in Veldhoven, the Netherlands and the capitalization of development expenditures.

ASML STATUTORY ANNUAL REPORT 2010

Cash Flows from Financing Activities
Net cash provided by financing activities was EUR 85.7 million in 2010 compared with net cash used in financing activities of EUR 83.8 million in 2009. In 2010 net cash provided by financing activities included EUR 150.0 million cash inflow from deposits from customers and 31.0 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options, partly offset by EUR 87.0 million cash outflow for our dividend payment. In 2009 net cash used in financing activities included EUR 86.5 million as a result of the dividend payment and EUR 11.1 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options.

2011 Perspectives

The year 2010 was characterized by the recovery of the semiconductor equipment industry and resulting higher overall end-demand for a broad mix of systems for all chip layers. In order to meet the increased demand for our advanced technology products as well as for our capacity tools, we almost tripled the output of our factory in 2010 compared with 2009. In the course of 2010, ASML expanded its fixed and flexible workforce and structurally improved cycle times in the second half of 2010.

The following table sets forth our systems backlog as of December 31, 2009 and 2010.

Year ended December 31	2009[1]	2010[1]
New systems backlog (in units)	62	135
Used systems backlog (in units)	7	22
Total systems backlog (in units)	69	157
Value of new systems backlog (EUR million)	2,043.6	3,744.3
Value of used systems backlog (EUR million)	70.1	111.4
Total value of systems backlog (EUR million)	2,113.7	3,855.7
ASP of new systems backlog (EUR million)	33.0	27.7
ASP of used systems backlog (EUR million)	10.0	5.1
ASP of total systems backlog (EUR million)	30.6	24.6

1	In the past, ASML valued net bookings and systems backlog at net system sales value, which does not reflect the full order value because it excludes the value of options and services related to the systems. As of 2010, in order to more adequately reflect the business circumstances, ASML values net bookings and systems backlog at full order value (i.e. including options and services). The comparative figures for 2009 have been adjusted in order to reflect this change.

Our systems backlog includes only orders for which written authorizations have been accepted and system shipment and revenue recognition dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

The significant increase in our systems backlog reflects our customers’ NAND Flash memory investments for the high volume ramp-up of new technologies and Foundry/Logic commitments for new strategic fab projects, offset by weakening DRAM lithography demand (albeit at a rate less then originally anticipated). The increase will support both technology shrink as well as an increase in manufacturing capacity. Of our backlog, 67 units are for new immersion systems, including 52 advanced NXT:1950i scanners.

The demand for the TWINSCAN NXT immersion tools remains extremely strong and we are challenged to produce enough systems in time to satisfy our customers’ needs. We continue our focus on cycle time reductions and introduction of more parallel work flows in order to meet the growing demand as indicated by our current backlog. Overall, macro-economic drivers have mixed since the end of the summer, but the semiconductor market, in which our customers operate, is sustained by a very rich leading edge technology mix, which justifies the large backlog for our products: NAND Flash memory, DRAM memory, micro-processors and overall Logic manufacturers are all ramping up their new nodes at the same time, in parallel to some strategic or catch-up investments in lithography.

ASML expects first quarter 2011 net sales of approximately EUR 1.4 billion. As a result of our continued investments in R&D, we now see a growing demand for second-generation EUV system deliveries and third generation EUV system development, for which we had received nine orders as of December 31, 2010.

ASML STATUTORY ANNUAL REPORT 2010

Remuneration of the Supervisory Board

The remuneration of the members of the Supervisory Board is not dependent on the financial results of the Company. No member of the Supervisory Board personally maintains a business relationship with the Company other than as a member of the Supervisory Board. The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. For more details regarding the remuneration of the Supervisory Board we refer to Note 29 to the consolidated financial statements.

Remuneration of the Board of Management

The remuneration of the individual members of the Board of Management is determined by the Supervisory Board based on the advice of the Remuneration Committee of the Supervisory Board. For more details regarding the remuneration of the Board of Management we refer to the Corporate Governance chapter and Note 29 to our consolidated financial statements.

Corporate Governance

ASML continuously monitors and assesses applicable Dutch, U.S., and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Dutch Corporate Governance Code (the “Code”), as ASML is registered in the Netherlands and is listed on Euronext Amsterdam. For more details we refer to the Corporate Governance Paragraph included in this report on pages 10 to 26.

Directors’ Responsibility Statement

The Directors’ Responsibility Statement is included in this report on pages 47 to 49.

Sustainability Report 2010

Sustainability Governance
At the end of 2009, ASML decided to strengthen significantly its policy in the domain of Sustainability and a number of stringent objectives to be reached by 2015. In 2010, the ASML Board of Management expanded the Sustainability Board and assigned a new department Corporate Sustainability to coordinate and execute the sustainability policies. The mandate given by the Board of Management to the Sustainability Board is to review and recommend sustainability policies and management systems, authorize plans or recommend Board of Management, provide guidance to management on objectives and targets; provide oversight and guidance on sustainability performance & targets, monitor and oversee sustainability risk management review and monitor stakeholder relations, and review and make recommendations on Sustainability impacts of major business decisions. The Sustainability Board also determines the scope, provides input, and recommends board adoption of the Sustainability Report.

Sustainability Strategy
ASML’s business strategy is based on maintaining and further developing its position as a technology leader in semiconductor lithography. ASML executes its strategy through customer focus, strategic investment in R&D and operational excellence with a responsibility for sustainability towards our stakeholders. To effectively manage the execution of this responsibility, the sustainability strategy rests on four strategic domains:

•	Sustainable Operations: Our objective is to ensure that our employees’ working conditions are safe and healthy. In addition, we continuously improve the environmental performance of our operations by developing new initiatives to prevent or reduce harmful emissions to air, soil and water.
•	Sustainable Products: Our objective is to create new “shrink” technology to continue the exponential improvement in energy efficiency of computing systems through a sustained level of investments in R&D, and to improve the energy efficiency of our products. In addition, we aim to guarantee the safety performance of our products and auxiliary equipment through appropriate design.
•	Sustainable Value Chain: Our objective is to continuously improve the performance and sustainability of our supply chain, as well as to cooperate with our customers to positively influence their impact on environment and society.
•	Sustainable Culture: Our objective is to continuously improve on providing employment that inspires our highly skilled work force and respects their cultural and individual differences. In addition, we care for the local and global communities in which we operate.

ASML STATUTORY ANNUAL REPORT 2010

U.S. GAAP and Dutch Statutory Annual Reports

General
The Company prepares two sets of financial statements, one based on accounting principles generally accepted in the United States of America (“U.S. GAAP”) and one based on Dutch law and International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IFRS as adopted by the EU as from January 1, 2005.

The consolidated financial statements included in this Statutory Annual Report are based on IFRS as adopted by the EU. For internal and external reporting purposes, ASML follows U.S. GAAP. U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.

ASML’s annual report on Form 20-F, which is based on U.S. GAAP, may contain additional information next to its Statutory Annual Report. ASML also publishes quarterly IFRS financial figures and a statutory interim report. The U.S. GAAP Annual Report and the U.S. GAAP and IFRS quarterly press releases, statutory interim report and statutory annual report are available on ASML’s website at www.asml.com. For the periods presented in this statutory annual report, the main differences between IFRS and U.S. GAAP for ASML relate to the following:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Net income (loss) under U.S. GAAP	(150,925)	1,021,820
Capitalization of development expenditures	50,522	(9,859)
Impairment of capitalized development expenditures	(767)	(9,657)
Share-based payments	2,401	283
Reversal of write-downs	17,104	(14,559)
Income taxes	222	(2,575)

Net income (loss) under IFRS	(81,443)	985,453

As of December 31	2009	2010
(in thousands)	EUR	EUR
Equity under U.S. GAAP	1,774,768	2,773,908
Capitalization of development expenditures	251,556	234,331
Share-based payments	2,397	6,542
Reversal of write-downs	17,104	2,546
Income taxes	4,982	5,135

Equity under IFRS	2,050,807	3,022,462

Capitalization of development expenditures
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, development expenditures are capitalized and amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Share-based payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, a deferred tax asset is computed on the basis of the tax deduction for the share-based payments every period under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Under U.S. GAAP, ASML applies ASC 718 “Compensation- Stock Compensation” as of January 1, 2006 which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company

ASML STATUTORY ANNUAL REPORT 2010

recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.

Reversal of write-downs
Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.

Under U.S. GAAP, ASML applies ASC 330 “Inventory”. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.

Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.

Statutory Interim Report 2010

On July 14, 2010 we published our Statutory Interim Report for the six-month period ended June 27, 2010. This report includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, an Interim Management Board Report, and a Managing Directors’ Statement. The Statutory Interim Report is available on our website www.asml.com. The Statutory Interim Report comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Great People at ASML

As of December 31, 2010, we employed 7,184 payroll employees in FTEs primarily in goodsflow, research and development and customer support activities. As of December 31, 2009, the total number of payroll employees in FTEs was 6,548. In addition, as of December 31, 2010, the total number of temporary employees in FTEs was 2,061. As of December 31, 2009, the total number of temporary employees in FTEs was 1,137. For a more detailed description of payroll employee information, including a breakdown of our employees in FTEs by sector, see Note 22 and Note 28 to our consolidated financial statements, which are incorporated herein by reference. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products.

Our future success will depend on our ability to attract, train, retain and motivate highly qualified, skilled and educated employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.

Our successes were achieved thanks to ASML’s people in every part of our organization. Our world renowned experts in nano-scale lithography have cumulative experience that is second to none. Our culture thrives on very strong commitment to leadership, achievements and customer satisfaction. Our people have not only driven ASML’s reputation to the highest levels: they have also positioned ASML well to meet the ever increasing technical requirements of our customers.

The Board of Management,
Veldhoven, February 14, 2011

ASML STATUTORY ANNUAL REPORT 2010

Directors’ Responsibility Statement

Managing Directors’ Statement (EU Transparency Directive)

The Board of Management hereby declares that, to the best of its knowledge, the statutory financial statements prepared in accordance with IFRS and Title 9 of Part 2 of the Netherlands Civil Code provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the management report includes a fair review concerning the position as per the balance sheet date, the development and performance of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties that they face.

ASML STATUTORY ANNUAL REPORT 2010

In Control Statement (Dutch Corporate Governance Code)

As the Board of Management of ASML Holding N.V. (“ASML” or the “Company”), we hereby state that we are responsible for the design, implementation and operation of the Company’s internal risk management and control systems. The purpose of these systems is to adequately and effectively manage the significant risks to which the Company is exposed. Such systems can never provide absolute assurance regarding achievement of corporate objectives, nor can they provide an absolute assurance that material errors, losses, fraud and the violation of laws or regulations will not occur.

Financial reporting risks

To comply with our duties in the area of internal risk management and control systems with respect to financial reporting risks, we use various measures including but not limited to:

•	monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;
•	bi-annual financial planning meetings of the Board of Management with ASML’s senior management;
•	monthly meetings with ASML’s Chief Executive Officer, Chief Financial Officer and senior finance management focusing on monthly financial figures;
•	monthly and quarterly financial reporting, mainly to ASML’s senior management;
•	letters of representation that are signed by ASML’s key senior management members on a semi-annual basis in which they confirm that for their responsible area based upon their knowledge (i) an effective system of internal controls and procedures is maintained and (ii) the financial reports fairly present the financial position, results of operations and cash flows;
•	assessments by ASML’s Disclosure Committee with respect to the timely review, disclosure, and evaluation of periodic (financial) reports;
•	assessments by ASML’s Disclosure Committee with respect to internal controls in light of among other things the requirements under the Sarbanes-Oxley Act of 2002 and the Dutch Corporate Governance Code;
•	discussions on management letters and audit reports provided by the Company’s internal and external auditors within our Board of Management and Supervisory Board;
•	ASML’s Business Control Principles;
•	ASML’s Internal Guidelines on Ethical Business Conduct, including the Complaints Procedure and Whistleblower’s Procedure; and
•	ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.

We acknowledge the importance of internal control and risk management systems. Therefore, in 2004, ASML executed the SOX Project to establish a framework to properly manage internal controls over financial reporting, which is required per section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”). The results of ASML’s assessment of the effectiveness of this framework, which is based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) model, as well as significant changes and improvements, are regularly reported to and discussed with ASML’s Audit Committee and external auditors. The Audit Committee reports about these subjects to the Supervisory Board on a regular basis. In addition, once a year, the Board of Management discusses the implementation of this internal control framework, as well as significant changes and major improvements in internal controls, with the Audit Committee and the full Supervisory Board.

Summary
Based on the outcome of the above-mentioned measures and to the best of its knowledge and belief, the Board of Management states that:
(i) the above-mentioned measures provide a reasonable level of assurance that ASML’s financial statements as of and for the year ended December 31, 2010 fairly present in all material respects the financial condition, results of operations and cash flows of the Company and that ASML’s financial statements as of and for the year ended December 31, 2010 do not contain any material inaccuracy;

(ii) the internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any errors of material importance and have worked adequately in 2010; and

(iii)	there are no indications that the Company’s internal controls over financial reporting will not operate effectively in 2011.

ASML’s Board of Management is currently not aware of any significant change in the Company’s internal control over financial reporting that occurred during 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ASML STATUTORY ANNUAL REPORT 2010

Operational/strategic risks and legal and regulatory risks

To comply with our duties in the area of internal risk management and control systems with respect to operational/strategic risks and legal and regulatory risks, we use various measures among which:

•	strategic evaluations of ASML’s business by the Board of Management in consultation with the Supervisory Board;
•	semi-annual senior management meetings, which are conducted to assess ASML’s corporate initiatives which are launched in order to execute ASML’s strategy;
•	monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;
•	bi-annual financial planning meetings of the Board of Management with ASML’s senior management;
•	monthly (internal) and quarterly (public) financial reporting;
•	letters of representation that are signed by ASML’s key senior management members on a semi-annual basis in which they confirm their responsibility for assessing business risks and ensuring appropriate risk mitigation for their responsible area based upon their knowledge;
•	annual risk review, including a risk workshop, by the Board of Management with ASML’s senior management to review key strategic risks and define appropriate mitigating actions. Outcomes of the review and progress updates are reported to the Audit Committee annually;
•	ASML’s Business Control Principles;
•	ASML’s Internal Guidelines on Ethical Business Conduct, including the Complaints Procedure and Whistleblower’s Procedure; and
•	ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.

The establishment of ASML’s internal control and risk management systems is based on the identification of external and internal risk factors that could influence the operational and financial objectives of the Company and contains a system of monitoring, reporting and operational reviews. All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For more information on our risk management activities and our internal control and risk management systems, we refer to Internal Risk Management and Control Systems, External Factors included in ASML’s chapter on Corporate Governance. For a summary of ASML’s Risk Factors, we refer to our Management Board Report in the Statutory Annual Report.

The Board of Management,

Eric Meurice, President, Chief Executive Officer
Peter T.F.M. Wennink, Executive Vice President, Chief Financial Officer
Martin A. van den Brink, Executive Vice President, Chief Product and Technology Officer
Frits J. van Hout, Executive Vice President, Chief Marketing Officer
Frederic Schneider-Maunoury, Executive Vice President, Chief Operating Officer

Veldhoven, February 14, 2011

ASML STATUTORY ANNUAL REPORT 2010

Statutory Financial Statements

ASML STATUTORY ANNUAL REPORT 2010

ASML STATUTORY ANNUAL REPORT 2010

Consolidated Financial Statements

53	Consolidated Income Statement

53	Consolidated Statement of Comprehensive Income

54	Consolidated Statement of Financial Position

55	Consolidated Statement of Changes in Equity

56	Consolidated Statement of Cash Flows

57	Notes to the Consolidated Financial Statements

ASML STATUTORY ANNUAL REPORT 2010

Consolidated Income Statement

	Year ended December 31	2009	2010
Notes	(in thousands, except per share data)	EUR	EUR

27	Net system sales	1,174,858	3,894,742
	Net service and field option sales	421,205	613,196

27	Total net sales	1,596,063	4,507,938

	Cost of system sales	925,593	2,366,363
	Cost of service and field option sales	285,254	329,804

28	Total cost of sales	1,210,847	2,696,167

	Gross profit on sales	385,216	1,811,771

28, 30	Research and development costs	304,795	468,038
28	Selling, general and administrative costs[1]	156,484	182,407

	Operating income (loss)	(76,063)	1,161,326

31	Interest income	51,139	19,300
31	Interest charges[1]	(59,023)	(27,012)

	Income (loss) before income taxes	(83,947)	1,153,614
25	(Provision for) benefit from income taxes	2,504	(168,161)

	Net income (loss)	(81,443)	985,453

7	Basic net income (loss) per ordinary share	(0.19)	2.26
	Diluted net income (loss) per ordinary share	(0.19)	2.24
	Number of ordinary shares used in
	computing per share amounts (in thousands):
	Basic	432,615	435,146
	Diluted	432,615	438,978

1	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 3.

Consolidated Statement of Comprehensive Income

	Year ended December 31	2009	2010
Notes	(in thousands)	EUR	EUR
	Net income (loss)	(81,443)	985,453
	Other comprehensive income (loss):
	Foreign currency translation, net of taxes:
5,18	Losses on the hedge of a net investment	(13,116)	—
5,18	Gains on translation of foreign operations	4,573	27,306
	Derivative financial instruments, net of taxes:
5,18	Fair value gains in the year	5,217	46,733
5,18	Transfers to net income (loss)	1,277	(47,954)

	Other comprehensive income (loss) for the period, net of taxes	(2,049)	26,085

	Total comprehensive income (loss) for the period, net of taxes	(83,492)	1,011,538
	Attributable to Equity holders	(83,492)	1,011,538

ASML STATUTORY ANNUAL REPORT 2010

Consolidated Statement of Financial Position
(Before appropriation of net income/loss)

	As of December 31	2008	2009	2010
Notes	(in thousands)	EUR	EUR	EUR
	Assets
8	Property, plant and equipment[1]	589,005	662,214	745,331
9	Goodwill	139,626	139,636	150,071
10	Other intangible assets	289,530	346,936	277,038
25	Deferred tax assets	225,544	266,653	234,194
11	Finance receivables	31,030	—	28,905
13	Derivative financial instruments	53,206	55,948	71,779
14	Other assets	29,449	16,070	159,603

	Total non-current assets	1,357,390	1,487,457	1,666,921

15	Inventories	999,150	986,341	1,500,072
25	Current tax assets	87,560	11,286	12,678
13	Derivative financial instruments	39,240	47,436	24,401
11	Finance receivables	6,225	21,553	12,648
16	Accounts receivable	463,273	377,439	1,123,534
14	Other assets	170,680	145,944	163,745
17	Cash and cash equivalents	1,109,184	1,037,074	1,949,834

	Total current assets	2,875,312	2,627,073	4,786,912

	Total assets	4,232,702	4,114,530	6,453,833

	Equity and liabilities
18	Equity	2,188,743	2,050,807	3,022,462
19	Long-term debt[1]	699,567	704,963	705,731
13	Derivative financial instruments	19,743	1,935	1,981
25	Deferred and other tax liabilities	260,360	263,972	185,009
20	Provisions	15,495	12,694	11,811
21	Accrued and other liabilities	50,293	42,424	371,089

	Total non-current liabilities	1,045,458	1,025,988	1,275,621

20	Provisions	4,678	2,504	2,250
13	Derivative financial instruments	48,051	15,536	32,917
25	Current and other tax liabilities	20,039	15,032	79,354
21	Accrued and other liabilities	732,043	798,437	1,485,832
	Accounts payable	193,690	206,226	555,397

	Total current liabilities	998,501	1,037,735	2,155,750

	Total equity and liabilities	4,232,702	4,114,530	6,453,833

1	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures for 2008 and 2009 have been adjusted to reflect this change in accounting policy and in accordance with IAS 1.39, three statements of financial position are presented. See Note 3.

ASML STATUTORY ANNUAL REPORT 2010

Consolidated Statement of Changes in Equity

		Issued and
		outstanding shares
						Treasury
				Share	Retained	Shares at	Other	Net
Notes		Number[1]	Amount	Premium	Earnings	cost	Reserves[2]	Income (Loss)	Total
	(in thousands)		EUR	EUR	EUR	EUR	EUR	EUR	EUR
	Balance at January 1, 2009	432,074	40,307	915,457	1,002,272	(254,856)	108,665	376,898	2,188,743

	Appropriation of net income	—	—	—	376,898	—	—	(376,898)	—

	Components of statement of comprehensive income
	Net loss	—	—	—	—	—	—	(81,443)	(81,443)
5,18	Foreign currency translation, net of taxes	—	—	—	—	—	(8,543)	—	(8,543)
5,18	Derivative financial instruments, net of taxes	—	—	—	—	—	6,494	—	6,494
	Total comprehensive loss	—	—	—	—	—	(2,049)	(81,443)	(83,492)

22,28,29	Share-based payments	—	—	20,542	—	—	—	—	20,542

18	Dividend paid	—	—	—	(86,486)	—	—	—	(86,486)

22,29	Issuance of shares and stock options	1,565	141	(12,512)	(11,362)	35,233	—	—	11,500
18	Development expenditures	—	—	—	(65,830)	—	65,830	—	—

	Balance at December 31, 2009	433,639	40,448	923,487	1,215,492	(219,623)	172,446	(81,443)	2,050,807

	Appropriation of net loss	—	—	—	(81,443)	—	—	81,443	—

	Components of statement of comprehensive income
	Net income	—	—	—	—	—	—	985,453	985,453
5,18	Foreign currency translation, net of taxes	—	—	—	—	—	27,306	—	27,306
5,18	Derivative financial instruments, net of taxes	—	—	—	—	—	(1,221)	—	(1,221)
	Total comprehensive income	—	—	—	—	—	26,085	985,453	1,011,538

22,28,29	Share-based payments	—	—	16,254	—	—	—	—	16,254

18	Dividend paid	—	—	—	(86,960)	—	—	—	(86,960)
22,29	Issuance of shares and stock options	2,954	265	(17,400)	(18,573)	66,531	—	—	30,823

18	Development expenditures	—	—	—	68,153	—	(68,153)	—	—

	Balance at December 31, 2010	436,593	40,713	922,341	1,096,669	(153,092)	130,378	985,453	3,022,462

1	As of December 31, 2010, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 436,592,972 and the number of treasury shares of 7,887,123. As of December 31, 2009, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 433,638,976 and the number of treasury shares of 10,841,119.

2	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. See Note 18.

ASML STATUTORY ANNUAL REPORT 2010

Consolidated Statement of Cash Flows

	Year ended December 31	2009	2010
Notes	(in thousands)	EUR	EUR
	Cash Flows from Operating Activities
	Net income (loss)	(81,443)	985,453

	Adjustments to reconcile net income (loss) to net cash
	flows from operating activities:
8,10	Depreciation and amortization[1]	239,637	267,066
8	Loss on disposals of property, plant and equipment[2]	4,053	2,913
8,10	Impairment charges	16,925	19,538
22,29	Share-based payments	13,394	12,109
16	Allowance for doubtful debts	1,889	(1,256)
15	Allowance for obsolete inventory	19,481	28,502
25	Deferred income taxes	(27,339)	(45,230)

	Changes in assets and liabilities:
16	Accounts receivable	81,838	(748,898)
11	Finance receivables	15,702	(20,000)
15	Inventories[2]	(113,828)	(657,306)
14	Other assets	(13,601)	(111,925)
20,21	Accrued and other liabilities	51,337	872,840
	Accounts payable	10,430	350,231
25	Income taxes payable	30,994	203,768

	Cash generated from operations	249,469	1,157,805

	Interest received	26,003	29,152
	Interest paid[1]	(42,123)	(35,559)
	Income taxes (paid) received	36,705	(148,915)

	Net cash provided by operating activities	270,054	1,002,483

	Cash Flows from Investing Activities
8	Purchases of property, plant and equipment[2]	(104,959)	(128,728)
8	Proceeds from sale of property, plant and equipment[2]	6,877	3,825
10	Purchase of intangible assets	(161,965)	(55,388)

	Net cash used in investing activities	(260,047)	(180,291)

	Cash Flows from Financing Activities
18	Dividend paid	(86,486)	(86,960)
22,29	Net proceeds from issuance of shares and stock options	11,073	31,000
19	Net proceeds from other long-term debt	32	—
21	Deposits from customers	—	150,000
19	Redemption and/or repayment of debt[1]	(8,388)	(8,385)

	Net cash provided by (used in) financing activities	(83,769)	85,655

	Net cash flows	(73,762)	907,847
	Effect of changes in exchange rates on cash	1,652	4,913

	Net increase (decrease) in cash and cash equivalents	(72,110)	912,760
17	Cash and cash equivalents at beginning of the year	1,109,184	1,037,074

17	Cash and cash equivalents at end of the year	1,037,074	1,949,834

1	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 3.

2	An amount of EUR 214.1 million (2009: EUR 159.0 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory and an amount of EUR 110.4 million (2009: EUR 27.8 million) of the disposals of property, plant and equipment relates to non-cash transfers to inventory.

ASML STATUTORY ANNUAL REPORT 2010

Notes to the Consolidated Financial Statements

1.  General information
ASML Holding N.V., with its corporate seat in Veldhoven, the Netherlands, is engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States of America and Asia.

ASML’s shares are listed for trading in the form of registered shares on the NASDAQ Stock Market LLC (“NASDAQ”) and in the form of registered shares on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”). The principal trading market of ASML’s ordinary shares is Euronext Amsterdam.

The accompanying consolidated financial statements include the financial statements of ASML Holding N.V. headquartered in Veldhoven, the Netherlands, and its consolidated subsidiaries (together referred to as “ASML” or “the Company”).

The financial statements of the Company were authorized for issue by the Board of Management on February 14, 2011 and will be filed at the Trade Register of the Chamber of Commerce in Eindhoven, the Netherlands within eight days after adoption by the General Meeting of Shareholders, scheduled on April 20, 2011.

2.  Adoption of new and revised International Financial Reporting Standards
The financial statements have been prepared on the basis of International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). New Standards and Interpretations, which became effective in 2010, did not have a material impact on ASML’s consolidated financial statements.

Standards and Interpretations effective in 2010
IFRS 2 (Amendments), “Group Cash-settled Share-based Payment Transactions” (effective for annual periods beginning on or after January 1, 2010). The amendments to IFRS 2 clarify the accounting for group cash-settled share-based payment transactions. The amendments clarify how an individual subsidiary in a group should account for some share-based payment arrangements in its own financial statements. In these arrangements, the subsidiary receives goods or services from employees or suppliers but its parent or another entity in the group must pay those suppliers. The amendments make clear that: (a) an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash and (b) in IFRS 2 a ‘group’ has the same meaning as in IAS 27, that is, it includes only a parent and its subsidiaries. The adoption of these Amendments did not have any effect on the Company’s consolidated financial statements.

IFRS 3 (Revised), “Business combinations” (effective for annual periods beginning on or after July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition related costs should be expensed. The adoption of this Revised standard did not have any effect on the Company’s consolidated financial statements.

IAS 36 (Amendment), ‘Impairment of assets’, (effective for annual periods beginning on or after January 1, 2010). The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, ‘Operating segments’ (that is, before the aggregation of segments with similar economic characteristics). The adoption of this Amendment did not have any effect on the Company’s consolidated financial statements.

IAS 39 (Amendment), “Eligible Hedged Items” (effective for annual periods beginning on or after July 1, 2009). The Amendment clarifies how the principles that determine whether a risk or portion of cash flows that is eligible for designation should be applied in particular situations. The adoption of this Amendment did not have any effect on the Company’s consolidated financial statements.

At the date of authorization of these financial statements, the following Standards and Interpretations have been issued however are not yet effective and have not yet been adopted
IFRS 9 “Financial Instruments” (effective for annual periods beginning on or after January 1, 2013). IFRS 9 is subject to endorsement by the European Union. IFRS 9 addresses the classification and measurement of financial assets. The publication of IFRS 9 represents the completion of the first part of a three-part project to replace IAS 39 “Financial Instruments: Recognition

ASML STATUTORY ANNUAL REPORT 2010

and Measurement” with IFRS 9. IFRS 9 enhances the ability of investors and other users of financial information to understand the accounting of financial assets and reduces complexity. ASML is currently in the process of determining the impact of adopting this Standard on the Company’s consolidated financial statements.

IAS 24 (Revised), “Related Party Disclosures” (effective for annual periods beginning on or after January 1, 2011). This revised standard has not yet been endorsed by the EU. The revised standard simplifies the disclosure requirements for government-related entities by providing a partial exemption for government-related entities and clarifies the definition of a related party. ASML is currently in the process of determining the impact of adopting the Revised Standard on the Company’s consolidated financial statements.

IAS 32 (Amendment) “Classification of Rights Issues” (effective for annual periods beginning on or after February 1, 2010). The amendment to IAS 32 is subject to endorsement by the European Union. The amendment to IAS 32 addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. The amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. ASML is currently in the process of determining the impact of adopting the Amendment on the Company’s consolidated financial statements.

IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’ (effective for annual periods beginning on or after July 1, 2010 and subject to EU endorsement). The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. ASML is currently in the process of determining the impact of adopting the Interpretation on the Company’s consolidated financial statements.

3.  Summary of Significant Accounting Policies

Basis of preparation
The accompanying consolidated financial statements are stated in thousands of euros (“EUR”) unless otherwise indicated. These financial statements, prepared for statutory purposes, have been prepared in accordance with IFRS as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.

The financial statements have been prepared on historical cost convention unless stated otherwise. The principal accounting policies adopted are set out below.

In accordance with article 402 Part 9 Book 2 of the Dutch Civil Code the Company income statement is presented in abbreviated form.

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those applied in the preparation of the Company’s statutory financial statements 2009, except for the following:

Change in Accounting Policy
As of January 1, 2010, ASML consolidates its Special Purpose Entity (“SPE”). In the transition towards IFRS in 2004, when assessing the accounting treatment of the SPE and in absence of detailed application guidance in SIC 12, the Company used U.S. GAAP (ASC 810-10) as application guidance in accordance with IAS 1.17 and IAS 8.12. Based on this application guidance, until December 31, 2009, the Company did not consolidate its SPE as it determined it had no control over the SPE.

As of January 1, 2010, the Company reassessed the indicators of control included in SIC 12. This reassessment was initiated by a change in the U.S. GAAP platform regarding the consolidation of SPE’s (ASC 810-10). Under the revised ASC 810-10 an enterprise determines qualitatively whether it has 1) the power to direct the activities that most significantly impact the entity’s economic performance and 2) the obligation to absorb losses of the SPE or rights to receive benefits from the SPE that could potentially be significant to the SPE.

ASML STATUTORY ANNUAL REPORT 2010

The application of this revised qualitative application guidance resulted in a different assessment of the qualitative indicators of SIC 12, and after careful analyses, the Company came to the conclusion, based on these new qualitative indicators, that consolidation of the SPE provides more relevant information about the condition of the Company’s financial position.

The impact of the change in accounting policy has been retrospectively applied in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The change in accounting policy had no impact on net income and earnings per share; however an immaterial amount is reclassified from selling, general and administrative costs to interest expenses.

The impact on the consolidated statement of financial position on December 31, 2009 and 2010 is as follows:

	Dec 31,	Dec 31,
	2009	2010
(in millions)	EUR	EUR
Property, plant and equipment	36.7	35.2
Long-term debt	36.7	35.2

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS as adopted by the EU requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the statement of financial position and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Basis of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority owned subsidiaries. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Subsidiaries
Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. As from the date that these criteria are met, the financial data of the relevant company are included in the consolidation.

Acquisitions of subsidiaries are included on the basis of the ‘purchase accounting’ method. The cost of acquisition is measured as the cash payment made, the fair value of other assets distributed and the fair value of liabilities incurred or assumed at the date of exchange, plus the costs that can be allocated directly to the acquisition. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The excess of the costs of an acquired subsidiary over the net of the amounts assigned to assets acquired and liabilities incurred or assumed is capitalized as goodwill.

Special purpose entities
When the Company has an interest in a Special Purpose Entity (’SPE’), it shall assess whether ASML has control over the SPE and, thus, should consolidate the SPE.

Foreign currency translation
The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euros, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each statement of financial position date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the statement of financial position date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange rate differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in the income statement for the period. Exchange rate differences arising on the retranslation of non-monetary items carried at fair value are recognized in the income statement for the period except for differences arising on the retranslation of

ASML STATUTORY ANNUAL REPORT 2010

non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange rate component of that gain or loss is also recognized directly in equity.

In order to hedge its exposure to certain foreign exchange rate risks, the Company enters into forward contracts and currency options; see below for details of the Company’s accounting policies in respect of such derivative financial instruments.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign subsidiaries (including comparatives) are expressed in euros using exchange rates prevailing on the statement of financial position date. Income and expense items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences arising, if any, are classified as equity and transferred to the Company’s currency translation reserve. Such translation differences are recognized in the income statement in the period in which the foreign operation is disposed of. Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of foreign subsidiaries and translated at closing rate.

Property, plant and equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and any accumulated impairment losses. Costs of assets manufactured by ASML include direct manufacturing costs, production overhead and interest costs incurred for qualifying assets during the construction period. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the estimated useful lives of ASML’s property, plant and equipment:

Category	Estimated useful life
Buildings and constructions	5 – 40 years
Machinery and equipment	2 – 5 years
Leasehold improvements	5 – 10 years
Furniture, fixtures and other equipment	3 – 5 years

Land is not depreciated.

Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be usable for the intended function. These costs are amortized on a straight-line basis over the period of related benefit, which ranges primarily from three to five years.

The estimated useful lives and depreciation method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

Goodwill
Goodwill represents the excess of the costs of an acquisition over the fair value of Company’s share of the net identifiable assets, liabilities and contingent liabilities of the acquired subsidiary at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually on September 30, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

ASML STATUTORY ANNUAL REPORT 2010

Other intangible assets
Other intangible assets include internally-generated intangible assets, acquired intellectual property rights, developed technology, customer relationships, in-process Research and Development (“R&D”) and other intangible assets.

Internally-generated intangible assets — research and development expenditures
Expenditure on research activities is recognized as an expense in the period in which it is incurred. IFRS requires capitalization of development expenditures provided if, and only if, certain criteria can be demonstrated.

An internally-generated intangible asset arising from the Company’s development is recognized only if the Company can demonstrate all of the following conditions:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	the probability that the asset created will generate future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

For certain development programs, it was not possible to separate development activities from research activities (approximately EUR 16.2 million and EUR 14.5 million for 2010 and 2009, respectively). Consequently, ASML was not able to reliably determine the amount of development expenditures incurred for these programs.

Internally-generated intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from one to three years. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the income statement in the period in which it is incurred.

The estimated useful lives and depreciation method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

Intellectual property rights, developed technology, customer relationships and other intangible assets
Acquired intellectual property rights, developed technology, customer relations and other intangible assets are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is charged on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

In-process research and development
In-process R&D relates to the fair value of the technology regarding products that were in development at the time of acquisition. In-process R&D is subsequently stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is charged on a straight-line basis over the estimated useful life. The estimated useful lives and depreciation method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.

The following table presents the estimated useful lives of ASML’s other intangible assets:

Category	Estimated useful life
Development expenditures	1 – 5 years
Intellectual property rights	3 – 10 years
Developed technology	6 years
Customer relationships	8 years
In-process research and development	4 years
Other intangible assets	2 – 6 years

Impairment of tangible and intangible assets excluding goodwill
At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets (other than goodwill) to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate

ASML STATUTORY ANNUAL REPORT 2010

assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the income statement, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the income statement, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Financial assets
Financial assets are classified as at fair value through profit or loss and loans and receivables.

Financial assets at fair value through profit or loss
Financial assets are classified as at fair value through profit or loss where the financial asset is designated as at fair value through profit or loss. Assets in this category are categorized as current assets.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current receivables, except for maturities greater than 12 months after the date of statement of financial position. These are classified as non-current assets. The Company’s loans and receivables comprise accounts receivable, finance receivables and other non-current and current assets and cash and cash equivalents in the statement of financial position.

Loans and receivables are measured at their approximate fair value.

ASML assesses at each date of statement of financial position whether there is objective evidence that a financial asset or a group of financial assets is impaired.

Impairment of financial assets
Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each date of statement of financial position. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Financial liabilities and equity instruments issued by the Company
Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Financial liabilities that are classified as fair value through profit or loss are categorized as current liabilities. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities at fair value through profit or loss are stated at fair value with any resultant gain or loss recognized in the income statement.

Derivative financial instruments and hedging activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

•	A hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, that are attributable to a particular risk (fair value hedge);

ASML STATUTORY ANNUAL REPORT 2010

•	A hedge of the exposure of variability in the cash flows of a recognized asset or liability, of a forecasted transaction, that is attributable to a particular risk (cash flow hedge); or
•	A hedge of the foreign currency exposure of a net investment in a foreign operation (net investment hedge). In 2009, the Company decided to no longer hedge these U.S. dollar net investments exposures.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 4, Note 5, Note 12 and Note 13. Movements in the hedging reserve within equity are shown in Note 18. The fair value part of a derivative that has a remaining term of less or equal to 12 months is classified as current asset or liability. When the fair value part of a derivative has a term of more than 12 months it is classified as non-current.

Fair value hedge
Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability, that is attributable to the hedged risk, are recorded in the income statement. The Company designates foreign currency hedging instruments as a hedge of the fair value of a recognized asset or liability in non-functional currencies. Hedge accounting is discontinued when the Company revokes the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to the income statement from that date.

The gain or loss relating to the ineffective portion of foreign currency hedging instruments is recognized in the income statement as “net sales” or “cost of sales”.

Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps hedging fixed loan coupons payable is recognized in the income statement as “interest income” or “interest charges”.

Cash flow hedge
The effective portion of changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded in the hedging reserve, within equity, until underlying hedged transaction is recognized in the income statement. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Hedge accounting is discontinued when the Company revokes the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognized immediately in the income statement.

Foreign currency hedging instruments that are being used to hedge cash flows relating to future sales or purchase transactions in non-functional currencies are designated as cash flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the income statement in “net sales” or “cost of sales”.

Interest rate swaps that are being used to hedge changes in the variability of future interest receipts are designated as cash flow hedges. The change in fair value is intended to offset the change in the fair value of the underlying assets, which is recorded accordingly in equity as hedging reserve. The maximum length of time of cash flow hedges is the time elapsed from the moment the exposure is generated until the actual settlement. The gain or loss relating to the ineffective portion of interest rate swaps hedging the variability of future interest receipts is recognized in the income statement “interest income” or “interest charges”.

Net investment hedge
Foreign currency hedging instruments that are being used to hedge changes in the value of a net investment are designated as net investment hedges and are treated similarly to cash flow hedges. The effective portion of changes in the fair value of a derivative that is designated and qualifies as a net investment hedge is recorded in the currency translation reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement as “interest income” or “interest charges”. Gains and losses accumulated in equity are recognized in the income statement when the foreign operation is partially disposed or sold.

ASML STATUTORY ANNUAL REPORT 2010

Inventories
Inventories are stated at the lower of cost (first-in-first-out method) or net realizable value. The costs of inventories comprise of net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Inventory provisions are recognized for slow-moving, obsolete or unsellable inventory. Impairment losses for inventory are determined based on the expected demand which is derived from the sales forecasts as well as the expected market value of the inventory. A new assessment of net realizable value is made in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

Accounts receivable
Accounts receivable are measured at initial recognition at fair value and are subsequently measured at amortized cost using the effective interest rate method, less allowance for doubtful debts. An allowance for doubtful debts of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial restructuring and default or delinquency in payments are considered indicators that the accounts receivable are impaired. The allowance recognized is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Cash and cash equivalents
Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of income taxes, from the proceeds.

Treasury shares are deducted from equity for the consideration paid, including any directly attributable incremental costs (net of income taxes), until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects is included in equity.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the probable outflow of resources, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursements will be received and the amount of the receivable can be measured reliably.

Onerous contracts
Present obligations arising under onerous contracts are recognized and measured as provisions. Onerous contracts are considered to exist where the Company has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefit expected to be received under the contract.

Employee contract termination benefits
Provisions for employee contract termination benefits are recognized when ASML is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan or announcing its main features to those affected by it. The measurement of a provision for employee contract termination benefits includes only the direct expenditures arising from the termination.

ASML STATUTORY ANNUAL REPORT 2010

Accounts payable
Accounts payable are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.

Revenue recognition
In general, ASML recognizes the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but substantive rather than inconsequential or perfunctory a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, the Company has never failed to successfully complete installation of a system at a customer’s premises.

In 2010, we shipped our first second-generation EUV system to a customer’s manufacturing site, and as a result, we deferred revenue from new technology systems for an amount of EUR 38.5 million as of December 31, 2010 (2009: no revenue from new technology was deferred). During 2010 and 2009, the Company did not recognize any revenue from new technology that had previously been deferred.

In connection with the introduction of new technology, such as our second-generation EUV systems, we initially defer revenue recognition until completion of installation and acceptance of the new technology based system at customer premises. Any such deferral of revenues, however, could have a material effect on ASML’s results of operations for the period in which the deferral occurred and on the succeeding periods. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 12 years, has occurred on only two occasions: 2010 (EUV) and 1999 (TWINSCAN).

With respect to the third-generation EUV systems which are expected to be available for shipment to customers from 2012 onwards, the Company is currently assessing the conditions upon which revenue would be recognized and whether or not amounts should be deferred. Any such deferral of revenues could have a material effect on ASML’s results of operations for the period in which the deferral occurred and on the succeeding periods.

ASML has no significant repurchase commitments in its general sales terms and conditions. From time to time the Company repurchases systems that it has manufactured and sold and, following refurbishment, resells those systems to other customers. This repurchase decision is driven by market demand expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The Company considers reasonable offers from any vendor, including customers, to repurchase used systems so that it can refurbish, resell and install these systems as part of its normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2010 and 2009, ASML had no repurchase commitments.

A portion of the Company’s revenue is derived from contractual arrangements with its customers that have multiple deliverables, such as installation and training services, prepaid service contracts and prepaid extended optic warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

The deferred revenue balance from installation and training services as of December 31, 2010 amounted to EUR 10.1 million (2009: EUR 3.0 million) and EUR 12.7 million (2009: EUR 10.4 million), respectively.

The deferred revenue balance from prepaid extended and enhanced (optic) warranty contracts as of December 31, 2010 amounted to EUR 243.4 million (2009: EUR 125.9 million).

ASML offers customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, ASML offers volume discounts to a limited number of customers. In some instances these volume discounts can be used to purchase field options (system enhancements). The related amount is recorded as a reduction in revenue at time of shipment. From time to time, ASML offers free or discounted products or services (award credits) to our customers as part of a volume purchase agreement.

ASML STATUTORY ANNUAL REPORT 2010

The award credits are accounted for as a separately identifiable component of the sales transaction in which the award credits are granted. The fair value of the consideration received for the sales transaction is allocated between the award credits and the other components of the sales transaction. The consideration allocated to the award credit is recognized as deferred revenue until the award credits are delivered to the customer. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).

Revenues are recognized excluding the taxes levied on revenues (net basis).

Warranty
The Company provides standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, the Company calculates the charge of average service hours and parts per system to determine the estimated warranty charge. On a semi-annual basis, the Company assesses, and updates if necessary, its accounting estimates used to calculate the standard warranty provision based on the latest actual historical warranty costs and expected future warranty costs. The extended and enhanced (optic) warranty on our systems and certain optical parts is accounted for as a separate element of multiple element revenue recognition transactions.

Accounting for shipping and handling fees and costs
ASML bills the customer for, and recognizes as revenue, any charges for shipping and handling costs. The related costs are recognized as cost of sales.

Cost of sales
Cost of system sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, amortization, shipping and handling costs and related overhead costs. ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued warranty reserve.

Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.

Cost of field option sales comprise direct product costs such as materials, labor, cost of warranty, shipping and handling costs and related overhead costs.

Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale.

Government grants
Government grants are not recognized until there is reasonable assurance that ASML will comply with the conditions attaching to them and that the grants will be received.

Government grants whose primary condition is that ASML should purchase, construct or otherwise acquire non-current assets are recognized as deferred income in the statement of financial position and transferred to the income statement on a systematic and rational basis over the useful lives of the related assets.

Other government grants are recognized as income over the periods necessary to match them with the costs for which they are intended to compensate, on a systematic basis. Government grants that are receivable as compensation for expenses or losses already incurred, or for the purpose of giving immediate financial support to ASML with no future related costs are recognized in the income statement in the period in which they become receivable.

Income taxes
Income taxes represent the sum of the current tax position and deferred tax.

The current tax position is based on taxable base for the year. Taxable base differs from results as reported in the consolidated income statement because it excludes items of income or charges that are taxable or deductible in prior or later years, for example timing differences between taxable base and financial results, and it further excludes items that are never taxable or

ASML STATUTORY ANNUAL REPORT 2010

deductible, for example permanent differences between taxable base and financial results. The Company’s tax position is calculated using tax rates that have been enacted or substantively enacted by the date of statement of financial position.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset on the statement of financial position when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The Company recognizes a liability for uncertain tax positions when it is probable that an outflow of economic resources will occur. Measurement of the liability for uncertain tax positions is based on management’s best estimate of the amount of tax benefit that will be realized upon settlement.

The income statement effect of interest and penalties relating to liabilities for uncertain tax positions are presented based on their nature, as part of interest charges and as part of selling, general and administrative costs, respectively.

Current and deferred tax are recognized as an expense or income in the income statement, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the Company’s interest in the net fair value of the acquired entity’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

Contingencies and litigation
We are party to various legal proceedings generally incidental to our business, as disclosed in Note 24. In connection with these proceedings and claims, management evaluated, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss could be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. In 2010, an amount of EUR 1.5 million loss was recorded as a charge to the Company’s consolidated income statement (2009: no estimated losses were recorded). Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, even where we believe that we would ultimately prevail, we may agree to settle or to terminate a claim or proceeding where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in expensive and protracted litigation, the outcome of which is uncertain.

We accrue legal costs related to litigation in our consolidated income statement at the time when the related legal services are actually provided to us.

Share-based payments
The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant date fair value of stock options and shares. The grant date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes option valuation model requires the use of assumptions, including expected stock price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in

ASML STATUTORY ANNUAL REPORT 2010

the model is determined, based on a euro government bond with a life equal to the expected life of the equity-settled share-based payments. The fair value of the shares is determined based on the closing price of the Company’s ordinary shares on the Euronext Amsterdam on the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on ASML’s estimate of the equity instruments that will eventually vest. At each statement of financial position date, ASML revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the income statement in the period in which the revision is determined, with a corresponding adjustment to equity. The policy described above is applied to all equity-settled share-based payments that were granted after November 7, 2002 that vested after January 1, 2005. No amount has been recognized in the financial statements in respect of other equity-settled share-based payments.

Our current share-based payment plans do not provide for cash settlement for options and shares.

Retirement benefit costs
Contributions to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where the Company’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan. ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan as the pension union managing the plan is not able to provide ASML with the required Company-specific information to enable ASML to account for the plan as a defined benefit plan.

Consolidated statement of cash flows
The consolidated statement of cash flows has been prepared based on the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate difference on cash and cash equivalents are shown separately in the consolidated cash flow statement. Acquisitions of subsidiaries are presented net of cash balances acquired.

4.	Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.
•	Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value is based on the lowest level of any input that is significant in the fair value measurement hierarchy.

Financial assets and financial liabilities measured at fair value on a recurring basis
Cash and cash equivalents include short-term deposits, investments in money market funds and interest-bearing bank accounts for which fair value measurements are all based on quoted prices for similar assets or liabilities.

The principal market in which ASML executes its derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for ASML’s derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.

The valuation technique used to determine the fair value of forward contracts (used for hedging purposes) is the Net Present Value technique which is the estimated amount that a bank would receive or pay to terminate the forward contracts at the reporting date, taking into account current interest rates and current exchange rates. The valuation technique used to determine the fair value of forward contracts approximates the net present value of future cash flows.

The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the Net Present Value technique which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the

ASML STATUTORY ANNUAL REPORT 2010

reporting date, taking into account current interest rates. The valuation technique used to determine the fair value of interest rate swaps approximates the net present value of future cash flows.

The Eurobond serves as a hedged item in a fair value hedge relationship in which ASML hedges the variability of changes in the market value of fixed loan coupons payable on the Company’s Eurobond due to changes in market interest rates. The fair value changes of the interest rate swaps are recorded on the statement of financial position under derivative financial instruments (within other current and non-current assets). Therefore, the carrying amount is only adjusted for fair value changes in interest rate swaps. For the actual fair value, including credit risk considerations, see Note 19.

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2009	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets
Derivative financial instruments[1]	—	103,384	—	103,384
Cash and cash equivalents[2]	302,736	734,338	—	1,037,074

Total	302,736	837,722	—	1,140,458

Liabilities
Long-term debt[3,4]	—	704,963	—	704,963
Derivative financial instruments[1]	—	17,471	—	17,471

Total	—	722,434	—	722,434

As of December 31, 2010	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets
Derivative financial instruments[1]	—	96,180	—	96,180
Cash and cash equivalents	203,922	1,745,912	—	1,949,834

Total	203,922	1,842,092	—	2,046,014

Liabilities
Long-term debt[3]	—	705,731	—	705,731
Derivative financial instruments[1]	—	34,898	—	34,898

Total	—	740,629	—	740,629

1	Derivative financial instruments consist of forward contracts and interest rate swaps. See Note 5.

2	Based on a reassessment of the Level classifications, in 2010, the Company concluded that Money Market Funds should be classified Level 1 instead of Level 2, as they are valued based on quoted prices for identical assets in active markets accessible to the Company. The comparative figures for 2009 were adjusted accordingly to reflect this change in classification.

3	The long-term debt mainly relates to the Company’s EUR 600.0 million Eurobond and excludes accrued interest. See Note 19.

4	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 3.

As of December 31, 2010, the Company did not have any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in its statement of financial position.

5.	Financial Risk Management

Financial risk factors
The Company is exposed to a variety of financial risks: market risks (including foreign currency exchange risk and interest rate risk), credit risk, liquidity and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on the Company’s financial performance. The Company uses derivative instruments to hedge certain risk exposures: none of the transactions are entered into for trading or speculative purposes.

ASML believes that market information is the most reliable and transparent means of measurement for its derivative instruments that are measured at fair value.

ASML STATUTORY ANNUAL REPORT 2010

Risk management is carried out by the central treasury department under policies approved by the Board of Management. The treasury department reports information with regard to financial risks and measures to reduce these risks periodically.

Compared to last year, there have been no significant changes in our financial risk management policies.

Foreign currency risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions and accounts receivable and payable. The Company hedges these exposures through the use of currency contracts (foreign exchange options and forward contracts).

As of December 31, 2010 other comprehensive income includes EUR 40.8 million loss (net of taxes: EUR 35.9 million loss; 2009: EUR 41.8 million loss) representing the total anticipated loss to be charged to sales, and EUR 7.0 million loss (net of taxes: EUR 6.1 million loss; 2009: EUR 0.5 million gain) to be charged to cost of sales, which will offset the higher EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. In 2010, as a result of ineffective cash flow hedges, a loss was recognized in sales for an amount of EUR 0.4 million (2009: loss of EUR 10.7 million) related to forecasted sales transactions. The effectiveness of all outstanding hedge contracts is monitored on a quarterly basis throughout the life of the hedges. It is anticipated that an amount of EUR 40.7 million loss will be charged to sales and EUR 7.0 million loss will be charged to cost of sales over the next twelve months, as the forecasted sales and purchase transactions occur. The remainder of the loss is anticipated to be charged to sales between one and two years, as the forecasted sales transactions occur.

It is the Company’s policy to not hedge currency translation exposures. Prior to 2009, the Company managed its material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts. In 2009, the Company decided to no longer hedge these U.S. dollar net investment exposures.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

Interest rate risk management
The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest-bearing assets with the interest typical terms of interest-bearing liabilities. There might be some residual interest rate risks to the extent that the asset and liability positions do not fully offset.

Furthermore, the Company uses interest rate swaps to hedge changes in market value of fixed loan coupons payable on its Eurobond due to changes in market interest rates and to hedge the variability of future interest receipts as a result of changes in market interest rates on part of its cash and cash equivalents. During 2010, the hedge was 100 percent effective in hedging the fair value exposure to interest rate movements. This amount was included in consolidated income statement at the same time that the fair value of the interest rate swap was included in the consolidated income statement.

Financial instruments
The Company uses currency contracts to manage its currency risk and interest rate swaps to manage its interest rate risk. Most derivatives will mature in one year or less after the statement of financial position date. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2009		2010
	Notional		Notional
As of December 31	Amount	Fair Value	Amount	Fair Value
(in thousands)	EUR	EUR	EUR	EUR
Currency contracts[1]	527,816	7,428	(1,933)	(28,974)
Interest rate swaps[2]	641,500	78,485	641,500	90,256

1	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions, to monetary assets and liabilities, mainly in U.S. dollar and Japanese yen.

2	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities mainly related to the EUR 600.0 million Eurobond; the fair value of the interest rate swaps includes accrued interest.

ASML STATUTORY ANNUAL REPORT 2010

Sensitivity analysis financial instruments

Foreign currency sensitivity
ASML is mainly exposed to the U.S. dollar and Japanese yen. The following table details the Company’s sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income before income taxes and equity.

	2009		2010
	Impact on		Impact on
	income before	Impact on	income before	Impact on
	income taxes	equity	income taxes	equity
(in thousands)	EUR	EUR	EUR	EUR
U.S. dollar	(3,689)	24,903	(6,048)	39,802
Japanese yen	(1,711)	(32,416)	(4,207)	1,320
Other currencies	(1,620)	12,080	(700)	15,634

Total	(7,020)	4,567	(10,955)	56,756

It is the Company’s policy to limit the currency effects through the consolidated income statement. The negative effect on income before income taxes as presented in the table above for 2010 and 2009 is mainly attributable to timing differences between the arising of exposures and the hedging thereof. The increase in the U.S. dollar and Japanese yen effect on income before income taxes in 2010 compared with 2009 is caused by higher U.S. dollar and Japanese yen liability positions at year end.

The revaluation effects of investments in foreign entities are recognized in other comprehensive income, within equity. The movements of currency rates therefore might have a significant effect on equity. Furthermore, fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions, are recognized in equity. The increased U.S. dollar effect on equity in 2010 compared with 2009 is caused by the recovery of the semiconductor equipment industry and resulting increase in purchase hedges in combination with the fact that early 2009 the Company decided to no longer hedge its U.S. dollar net investments exposures. The effect on equity for other currencies mainly relates to investments in foreign entities in Taiwan dollar and Korean won.

For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on the income before income taxes. For the sensitivity for a 10.0 percent weakening of the U.S. dollar against the euro, there would be a lower opposite effect than presented in the table shown above of EUR 7.2 million on equity.

Interest rate sensitivity
The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the statement of financial position date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0 percent increase in interest rates on the Company’s income from operations before income taxes and other comprehensive income. For a 1.0 percent decrease in interest rates there would be approximately an equal but opposite effect on equity and income before income taxes. A positive amount indicates an increase in income before income taxes and equity.

	2009		2010
	Impact on		Impact on
	income before	Impact on	income before	Impact on
	income taxes	equity	income taxes	equity
(in thousands)	EUR	EUR	EUR	EUR
	4,425	2,336	13,274	1,986

The positive effect on equity, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges. The effect on income before income taxes has increased, mainly due to an increase in cash and cash equivalents in 2010 compared with 2009.

ASML STATUTORY ANNUAL REPORT 2010

Credit risk management
Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative instruments used in hedging activities.

Cash and cash equivalents and derivative instruments contain an element of risk of the counterparties being unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML’s counterparties to a sufficient number of major financial institutions. ASML invests its cash and cash equivalents mainly in short-term deposits with highly rated financial institutions and partly in AAAm-rated money market funds that invest in highly rated short-term debt securities of financial institutions and governments. ASML does not expect the counterparties to default given their high credit quality.

ASML’s customers consist of Integrated Circuit (“IC”) manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews whether an allowance for doubtful debts is needed by considering factors such as historical payment experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. ASML takes additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit, and retention of ownership provisions in contracts. Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment.

Liquidity and Capital risk management
Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities. As part of our financing policy we seek to maintain a strategic level of cash and cash equivalents of between EUR 1.0 and 1.5 billion. In addition to dividend payments, to the extent the level of cash and cash equivalents exceeds this target level and there are no investment opportunities that we wish to pursue, we intend to return cash to our shareholders through share buybacks or repayment of capital.

The Company’s available credit facilities amount to EUR 700.0 million as of December 31, 2010 and December 31, 2009 and consist of two facilities: a EUR 500.0 million credit facility and a EUR 200.0 million loan facility. In May 2010, the Company, in line with its financing policy, cancelled its EUR 500.0 million credit facility that was due to expire in May 2012 and replaced it with a new EUR 500.0 million credit facility from the same group of banks. The new credit facility has a term of five years and contains the same restrictive covenant as the credit facility it replaced. This covenant requires the Company to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. As of December 31, 2010 and December 31, 2009, this ratio was 78.0 percent and 85.7 percent, respectively. Therefore, the Company was in compliance with the covenant at the end of 2010 and 2009. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2010 and 2009.

The EUR 200.0 million loan facility is related to the Company’s EUV investment efforts and was entered into during the first half of 2009. In June 2010, the Company and the European Investment Bank agreed to extend the availability period of the EUR 200.0 million loan facility by six months, allowing the Company to draw the facility up to March 31, 2011. When drawn, the loan is repayable in annual installments starting four years after drawdown, with a final repayment seven years after drawdown. This facility contains a covenant that restricts indebtedness, as contractually defined, to a maximum amount of EUR 2,300.0 million. As of December 31, 2010 and December 31, 2009, this indebtedness amounted to EUR 1,319.2 million and EUR 1,319.0 million, respectively. Therefore, the Company was in compliance with this covenant at the end of 2010 and 2009. Outstanding amounts under this loan facility will bear interest at EURIBOR or LIBOR plus a margin. No amounts were outstanding under this loan facility at the end of 2010 and 2009.

ASML STATUTORY ANNUAL REPORT 2010

The Company’s liquidity analysis consists of the following contractual obligations:

		Less than	1-3	3-5	After 5
Payments due by period	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Long-term debt obligations, including interest expenses[1]	951,560	35,929	71,859	71,859	771,913
Deposits from customers	150,000	150,000	—	—	—
Operating lease obligations	106,671	30,088	40,188	22,802	13,593
Purchase obligations	2,098,432	2,003,321	94,942	169	—
Liability for uncertain tax positions	162,066	29,956	30,853	40,062	61,195

Total	3,468,729	2,249,294	237,842	134,892	846,701

1	See Note 19 for the amounts excluding interest charges.

For more information on the Company’s contractual obligations see Note 23. Furthermore, the Company’s liquidity analysis consists of the following derivative financial instruments:

		Less than	1-3	3-5	After 5
	Total	1 year	years	years	years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Cash outflows
Currency contracts	936,979	934,855	2,124	—	—
Interest rate swaps	792,851	14,147	54,851	52,824	671,029
Cash inflows
Currency contracts	908,275	906,225	2,050	—	—
Interest rate swaps	888,673	34,959	86,736	70,623	696,355

6. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the process of applying the Company’s accounting policies, which are described in Note 3, management has made some judgments that have significant effect on the amounts recognized in the financial statements. These also include key assumptions concerning the future, and other key sources of estimation uncertainty at the statement of financial position date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Revenue Recognition
We refer to Note 3.

Warranty
We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems and optic parts during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and field expenses. Based upon historical service records, we calculate the charge of average service hours and parts per system to determine the estimated warranty charge. On a semi-annual basis, the Company assesses, and updates if necessary, its accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty costs may exceed our estimates, which could lead to an increase in our cost of sales. In 2010 and 2009, the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material effect on the Company’s consolidated income statement and per-share amounts.

Impairment of non-financial assets
Non-financial assets include goodwill, other intangible assets and property, plant and equipment.

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets (other than goodwill) to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not

ASML STATUTORY ANNUAL REPORT 2010

possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

During 2010, we recorded impairment charges of EUR 8.6 million in property, plant and equipment and EUR 11.0 million in other intangible assets of which we recorded EUR 18.3 million in cost of sales, EUR 0.7 million in R&D costs and EUR 0.6 million in SG&A costs. With respect to property, plant and equipment the Company impaired several technical infrastructure items which will cease to be used during the expected economic life due to technical changes relating to NXE (EUV) development. The impairment charges were determined based on the difference between the assets’ recoverable amount (being EUR 0.4 million) and their carrying amount.

Capitalization of development expenditures
In determining the development expenditures to be capitalized, ASML makes estimates and assumptions based on expected future economic benefits generated by products that are the result of these development expenditures. Other important estimates and assumptions in this assessment process are the required internal rate of return, the distinction between R&D and the estimated useful life.

Accounts receivable
A majority of our accounts receivable are derived from sales to a limited number of large multinational semiconductor manufacturers throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectability of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. In making this assessment, management takes into consideration (i) any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and (ii) our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers. Where we deem it prudent to do so, we may require some form of credit enhancement, such as letters of credit, down payments and retention of ownership provisions in contracts, before shipping systems to certain customers, which are intended to recover the systems in the event a customer defaults on payment. We have not incurred any material accounts receivable credit losses during the past three years. Our three largest customers (based on net sales) accounted for 42.4 percent of accounts receivable at December 31, 2010, compared with 44.0 percent at December 31, 2009. A business failure of one of our main customers could result in a substantial credit loss in respect to amounts owed to the Company by that customer, which could adversely affect our business, financial condition and results of operations.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the probable outflow of resources, and a reliable estimate can be made of the amount of the obligation.

Present obligations arising under onerous contracts are recognized and measured as provisions. Onerous contracts are considered to exist where the Company has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefit expected to be received under the contract. As of December 31, 2010, the provision for onerous contracts amounts to EUR 14.1 million (2009: EUR 15.2 million) and relates to an operating lease contract for a building for which no economic benefits are expected.

Provisions for employee contract termination benefits are recognized when ASML is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan where valid expectations are created that the obligation will be discharged, or when ASML provides termination benefits as a result of an offer made to encourage voluntary redundancy. As of December 31, 2010, ASML had no obligations arising from employee contract termination benefits.

ASML STATUTORY ANNUAL REPORT 2010

Inventories
Inventories are stated at the lower of cost (first-in-first-out method) or net realizable value. The cost of inventories comprise net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Inventory provisions are recognized for slow-moving, obsolete or unsellable inventory and are reviewed on a quarterly basis. Our methodology involves matching our on hand and on-order inventory with our manufacturing forecast. In determining inventory provisions, we evaluate inventory in excess of our forecasted needs on both technological and economical criteria and make appropriate provisions to reflect the risk of obsolescence. This methodology is significantly affected by our forecasted needs for inventory. If actual demand or usage were to be lower than estimated, additional inventory provisions for excess or obsolete inventory may be required, which could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2010, the provision for inventory obsolescence amounted to EUR 186.3 million (2009: EUR 190.6 million). The 2010 addition for the year mainly relates to certain obsolete parts due to technological developments and design changes. In 2009, the addition was mainly due to a reassessment by the Company of expected future demand based on the unexpected customers’ response to the financial and economic crisis.

In 2010 ASML released EUR 32.8 million from the provision for obsolete inventory as a result of a subsequent increase in net realizable value (2009: EUR 67.2 million).

Contingencies and Litigation
See Note 3.

Share-based payments
The cost of employee services received (compensation expenses) in exchange for awards of equity instruments are recognized based upon the grant date fair value of stock options and shares. The grant date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes option valuation model requires the use of assumptions, including expected stock price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on a euro government bond with a life equal to the expected life of the equity-settled share-based payments. See Note 22 for further details re the assumptions used in the pricing model.

The total gross amount of recognized expenses associated with share-based payments was EUR 12.1 million in 2010 (2009: EUR 13.4 million).

Our current share-based payment plans do not provide for cash settlement of options and shares.

Income taxes
See Note 3. We operate in various tax jurisdictions in Asia, the United States and Europe and must comply with the tax laws of each of these jurisdictions.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

We continuously assess our ability to realize our deferred tax assets resulting, among others, from net operating loss carry-forwards. The total amount of tax effect of the loss carry-forwards as of December 31, 2010 was EUR 27.8 million, which resides with ASML US, Inc. and US based subsidiaries of ASML US Inc. We believe that all losses will be offset by future taxable income before our ability to utilize those losses expires. This analysis takes into account our projected future taxable operating income and possible tax planning alternatives available to us.

The calculation of our tax liabilities involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. However, we believe that we have adequately provided for uncertain tax positions. Settlement of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows. The Company recognizes a liability for uncertain tax positions when it is probable that an outflow of economic resources will occur. Measurement of the liability for uncertain tax positions is based on management’s best estimate of the amount of tax benefit that will be realized upon settlement.

ASML STATUTORY ANNUAL REPORT 2010

The Company provides for the uncertain tax positions for the duration of the statute of limitations which differs per tax jurisdiction and generally ranges up to seven years, or in case of an earlier settlement, when the uncertain tax position is settled with the tax authorities before the statute of limitations period lapses. As of December 31, 2010 the liability for this liability for uncertain tax positions amounts to EUR 162.1 million (December 31, 2009: EUR 133.3 million). An amount of EUR 143.9 million of this liability for uncertain tax positions is classified as non-current deferred and other tax liabilities because payment of cash is not expected within one year, while an amount of EUR 18.2 million of this liability for uncertain tax positions is classified as current and other tax liabilities because payment of cash is expected within one year. The 2009 liability for uncertain tax positions was classified as non-current deferred and other tax liabilities since at that time, payment of cash was not expected within one year. The total liability for uncertain tax positions, if reversed, would have a favorable effect on the Company’s effective tax rate.

The Company estimates that the total liability for uncertain tax positions will decrease by EUR 30.0 million within the next 12 months. The estimated changes to the liability for uncertain tax positions within the next 12 months are mainly due to expected settlements and expiration of statute of limitations. For the years 2004 and 2005, the applicable tax rate of taxable profits is subject to tax audits in certain tax jurisdictions.

The Company is subject to tax audits in its major tax jurisdictions for years from and including 2007 onwards in the Netherlands, for years from and including 2004 onwards for Hong Kong, and for years from and including 2001 onwards for the United States. In the course of such audits, local tax authorities may challenge the positions taken by the Company.

In 2009, ASML recognized tax expense of approximately EUR 40.0 million or approximately 47.5 percent of loss before taxes attributable to the reversal of the 2007 Royalty Box benefit which had an unfavorable impact on the effective tax rate for 2009. In 2009, based on a tax law change effective January 1, 2010, ASML decided to reverse the Royalty Box benefits of 2007, as management at that time expected that a clean start of the Innovation Box (which under Dutch law replaced the Royalty Box as of January 1, 2010) in 2010 would result in a higher cumulative benefit for ASML.

In December 2010, ASML reached agreement with the Dutch fiscal authorities regarding the application of the “Innovation Box”, a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change of circumstances. While the Company’s domestic nominal rate was 25.5 percent in 2010, for the ASML entities in the Dutch fiscal group, the tax rate is effectively reduced as a result of the Innovation Box effect for current and prior years. As a result certain Dutch deferred tax assets, Dutch deferred tax liabilities and other taxes will be realized in future years against the reduced effective tax rate resulting from the Innovation Box, the effect amounts to EUR 27.8 million (gain) or 2.4 percent of income before income taxes.

In 2010, ASML recognized tax benefit of EUR 22.2 million or 1.9 percent of income before income taxes mainly attributable to the application of the Innovation Box for prior years, which had a favorable effect on the effective tax rate for 2010 (EUR 34.0 million or 2.9 percent). The Innovation Box effect for the current year amounts to EUR 83.5 million (gain) or 7.2 percent of income before income taxes.

At the end of 2010, the Dutch government enacted a tax rate reduction from 25.5 percent in 2010 to 25.0 percent in 2011. As a result, the value of certain Dutch deferred tax assets and liabilities was reduced by EUR 0.1 million (loss).

ASML STATUTORY ANNUAL REPORT 2010

7. Earnings per share
The earnings per share (EPS) data have been calculated in accordance with the following schedule:

As of December 31	2009	2010
(in thousands, except per share data)	EUR	EUR
Net income (loss)	(81,443)	985,453

Weighted average number of shares outstanding (after deduction of treasury stock) during the year	432,615	435,146

Basic net income (loss) per ordinary share	(0.19)	2.26

Weighted average number of shares:	432,615	435,146
Plus shares applicable to:
Stock options/Restricted shares[1]	—	3,832

Dilutive potential common shares	—	3,832

Adjusted weighted average number of shares	432,615	438,978

Diluted earnings per share[1]	(0.19)	2.24

1	The calculation of diluted net income (loss) per ordinary share assumes the exercise of options issued under ASML stock option plans and the issue of shares under ASML share plans for periods in which exercises or issues would have a dilutive effect. The calculation of diluted net income (loss) per ordinary share does not assume exercise of such options or issue of shares when such exercises or issue would be anti-dilutive.

ASML STATUTORY ANNUAL REPORT 2010

8. Property, Plant and Equipment
Property, plant and equipment consist of the following:

	Land, buildings	Machinery		Furniture,
	and	and	Leasehold	fixtures and other
	constructions	equipment	improvements	equipment	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR
Cost
Balance, December 31, 2008	355,531	493,679	153,824	288,297	1,291,331
Effect of change in accounting policy[1]	54,454	—	—	—	54,454

Balance, January 1, 2009[1]	409,985	493,679	153,824	288,297	1,345,785
Additions	74,135	179,050	3,484	7,258	263,927
Disposals	(2,247)	(127,152)	(2,403)	(9,457)	(141,259)
Effect of exchange rates	360	(2,162)	61	386	(1,355)

Balance, December 31, 2009[1]	482,233	543,415	154,966	286,484	1,467,098
Additions	38,528	244,123	31,015	29,129	342,795
Disposals	(2,876)	(197,462)	(1,103)	(1,844)	(203,285)
Effect of exchange rates	8,970	19,177	757	2,475	31,379

Balance, December 31, 2010	526,855	609,253	185,635	316,244	1,637,987

Accumulated depreciation
Balance, December 31, 2008	53,909	353,468	101,102	231,931	740,410
Effect of change in accounting policy[1]	16,370	—	—	—	16,370

Balance, January 1, 2009[1]	70,279	353,468	101,102	231,931	756,780
Depreciation[1]	24,041	67,041	15,851	27,568	134,501
Impairment charges	—	11,185	155	4,556	15,896
Disposals	(2,247)	(88,815)	(2,191)	(9,298)	(102,551)
Effect of exchange rates	(30)	41	12	235	258

Balance, December 31, 2009[1]	92,043	342,920	114,929	254,992	804,884
Depreciation	28,125	83,397	14,919	21,548	147,989
Impairment charges	6,673	1,178	500	212	8,563
Disposals	(1,328)	(78,663)	(1,045)	(1,696)	(82,732)
Effect of exchange rates	1,996	9,194	438	2,324	13,952

Balance, December 31, 2010	127,509	358,026	129,741	277,380	892,656

Carrying amount
December 31, 2009	390,190	200,495	40,037	31,492	662,214
December 31, 2010	399,346	251,227	55,894	38,864	745,331

1	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 3.

As of December 31, 2010, the carrying amount includes assets under construction for land, buildings and constructions of EUR 31.8 million (2009: EUR 5.9 million), machinery and equipment of EUR 16.3 million (2009: EUR 30.4 million), leasehold improvements of EUR 29.1 million (2009: EUR 0.5 million) and furniture, fixtures and other equipment of EUR 6.9 million (2009: EUR 1.9 million).

As of December 31, 2010, the carrying amount of land amounts to EUR 36.1 million (2009: EUR 34.5 million).

The majority of the additions and disposals in 2010 and 2009 relate to machinery and equipment (including prototypes, demonstration and training systems). These systems are similar to those that ASML sells in its ordinary course of business. The systems are capitalized under property, plant and equipment because they are held for own use, for rental and for evaluation purposes, and at the time they are placed in service, they are expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their expected useful life. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the consolidated cash flow statement. An amount of EUR 214.1 million (2009: EUR 159.0 million) of the additions relates to non-cash transfers from inventory and an amount of EUR 110.4 million (2009: EUR 27.8 million) of the disposals relates to non-cash transfers to inventory. When sold, the proceeds and cost of these

ASML STATUTORY ANNUAL REPORT 2010

systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor).

The impairment charges recorded in 2010 mainly related to buildings and constructions (EUR 6.7 million). The Company recorded impairment charges with respect to several technical infrastructure items which will cease to be used before the end of the expected economic life due to technical changes relating to NXE (EUV) development. The impairment charges were determined based on the difference between the assets’ value in use (being EUR 0.4 million) and their carrying amount.

The impairment charges recorded in 2009 mainly related to machinery and equipment (EUR 11.2 million). The Company impaired certain non-leading-edge systems and machinery and equipment that have ceased to be used or will cease to be used during the expected economic life, and which management no longer believes can be sold because of lack of demand for these products. The impairment charges were determined based on the difference between the assets’ estimated fair value (being EUR 7.0 million) and their carrying amount. In determining the fair value of an asset, the Company makes estimates about future cash flows. These estimates are based on the financial plan updated with the latest available projection of semiconductor market conditions and the Company’s sales and cost expectations which are consistent with the plans and estimates that it uses to manage its business.

As of December 31, 2010, the carrying amount of machinery and equipment includes an amount of EUR 63.0 million with respect to evaluation and rental systems (2009: EUR 73.9 million).

During 2010, the Company recorded impairment charges of EUR 8.6 million (2009: EUR 15.9 million) of which it recorded EUR 7.3 million (2009: EUR 2.1 million) in cost of sales, EUR 0.7 million (2009: EUR 9.1 million) in R&D costs and EUR 0.6 million (2009: EUR 4.7 million) in SG&A costs.

During 2010, the Company recorded depreciation charges of EUR 148.0 million (2009: EUR 134.5 million) of which it recorded EUR 80.4 million (2009: EUR 83.6 million) in cost of sales, EUR 20.1 million (2009 EUR 25.3 million) in R&D costs and EUR 47.5 million (2009: EUR 25.6 million) in SG&A costs.

Special Purpose Entity
The carrying amount of land, buildings and constructions includes an amount of EUR 35.2 million (2009: EUR 36.7 million) relating to the Company’s headquarters in Veldhoven, the Netherlands, which is owned by Koppelenweg II B.V., a Special Purpose Entity (‘SPE’).

In 2003, the Company moved to its current Veldhoven headquarters. The Company is leasing these headquarters for a period of 15 years (from 2003) from an entity (“lessor”) that was incorporated by a syndicate of three banks (“shareholders”) solely for the purpose of leasing this building. The lessor’s shareholders equity amounts to EUR 1.9 million and did not change over since 2003.

The shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million (EUR 47.1 million in total) to the parent of the lessor. ASML provided the parent of the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a pre-determined price of EUR 24.5 million, or during the lease at a price equal to the book value of the assets. The total assets of the lessor entity amounted to EUR 54.5 million at inception of the lease. The entity is determined to be a SPE because the equity investors do not have sufficient equity at risk for the legal entity to finance its activities without sufficient additional subordinated support.

The primary purpose for which the SPE was created was to provide ASML with use of the building for 15 years, where ASML does not retain substantially all the risks and rewards from changes in value of the building. The main activities of the entity are to rent, re-market and ultimately sell the building that is owned by the SPE. The economic performance of the SPE is most significantly impacted by the ability of the lessee (ASML) to exercise the call option at any time during the lease term, and thus the Company could potentially benefit from increases in the fair value of the building.

While the debt holders have an interest, and may absorb losses, and the equity holders have an interest and may receive benefits, they do not have the power to direct activities that most significantly impact the entity’s economic performance and therefore, cannot be the primary beneficiary. Through the pre-determined price of the call option ASML has the power over the SPE, therefore only ASML meets both the power and losses/benefit criterion and consolidates the SPE.

ASML STATUTORY ANNUAL REPORT 2010

9. Goodwill
Changes in goodwill are summarized as follows:

	2009	2010
(in thousands)	EUR	EUR
Cost
Balance, January 1	139,626	139,636
Effect of exchange rates	10	10,435

Balance, December 31	139,636	150,071

Carrying amount, December 31	139,636	150,071

The goodwill relates to the acquisition of Brion in March 2007. Goodwill is tested annually for impairment on September 30. For the purpose of impairment testing, goodwill is allocated to the cash-generating unit Brion. The recoverable amount of the cash-generating unit Brion is calculated based on the value in use. These calculations use pre-tax discounted cash flow projections based on a strategic plan approved by management.

The material assumptions used by management for the value in use calculation of the cash-generating unit (based on past experience) are:

•	The pre-tax cash flow projections for the coming five years are based on a significant growth scenario, reflecting the start-up nature of Brion. Projections are built bottom-up, using estimates for revenue, gross profit, R&D costs and SG&A costs.
•	Brion would reach maturity in the final year of this five year period and grow at a weighted average growth rate of three percent from then onwards, which Management believes is a reasonable estimate that does not exceed the long-term historical average growth rate for the lithography business in which Brion operates.
•	A pre-tax discount rate of 18.7 percent representing Brion’s weighted average cost of capital (WACC) based on markets participants’ view, was determined using an adjusted version of the Capital Asset Pricing Model. The discount rate decreased compared to prior year, reflecting the recovery of the semiconductor equipment industry.

ASML performed sensitivity analyses on each of these assumptions and concluded that any reasonably likely change in these assumptions would not have caused the carrying amount of Brion to exceed its value in use. A discussion of the sensitivity analysis is set out below:

•	Estimated cash flows associated with Brion’s operations after the coming five year period accounted for approximately 58.6 percent of the cash-generating unit’s value in use, based on the assumed three percent growth rate. Assuming Management’s estimate of cash flows for the five year period is unchanged; growth in subsequent years could reduce to zero percent without Brion’s value in use falling below its carrying amount of EUR 209.3 million. Management does not believe, however, that such a long-term no growth scenario is reasonably likely, given that the long-term historical growth rate of the lithography industry exceeds three percent.
•	The estimated cash flows associated with Brion’s initial five year period including the estimated cash flows after the initial five year period, could be reduced by up to 23.8 percent without causing the fair value of Brion to decrease below its carrying amount of EUR 209.3 million. Management does not believe that such a decline is reasonably likely based on Management’s future expectations on the development of these cash flows.
•	The pre-tax discount rate used in the value in use calculation could increase from 18.7 percent to 22.6 percent without causing the value in use of Brion to decrease below its carrying amount.

ASML STATUTORY ANNUAL REPORT 2010

10. Other intangible assets

	Development	Intellectual	Developed	Customer
	expenditures	property	Technology	relationships	In-process R&D	Other	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Cost
Balance, January 1, 2009	505,307	47,250	24,494	8,263	21,229	2,195	608,738
Additions	161,965	—	—	—	—	—	161,965
Effect of exchange rates	(207)	—	1	—	1	1	(204)

Balance, December 31, 2009	667,065	47,250	24,495	8,263	21,230	2,196	770,499
Additions	55,388	—	—	—	—	—	55,388
Effect of exchange rates	1,903	—	1,388	470	1,587	35	5,383

Balance, December 31, 2010	724,356	47,250	25,883	8,733	22,817	2,231	831,270

Accumulated depreciation
Balance, January 1, 2009	259,925	43,577	8,406	1,894	3,773	1,633	319,208
Amortization	89,635	3,436	4,019	1,075	5,471	254	103,890
Impairment charges	1,029	—	—	—	—	—	1,029
Effect of exchange rates	(183)	—	(157)	(42)	(163)	(19)	(564)

Balance, December 31, 2009	350,406	47,013	12,268	2,927	9,081	1,868	423,563
Amortization	106,690	211	4,052	1,084	5,876	108	118,021
Impairment charges	10,975	—	—	—	—	—	10,975
Effect of exchange rates	249	—	723	174	509	18	1,673

Balance, December 31, 2010	468,320	47,224	17,043	4,185	15,466	1,994	554,232

Carrying amount
December 31, 2009	316,659	237	12,227	5,336	12,149	328	346,936
December 31, 2010	256,036	26	8,840	4,548	7,351	237	277,038

Development expenditures mainly relate to the capitalized expenditures regarding the Company’s core programs: immersion, double patterning and EUV.

Intellectual property relates to licenses and patents purchased from third parties. Developed technology, customer relationships, in-process R&D and other intangible assets were obtained from the acquisition of Brion.

The impairment charges were determined based on the difference between the assets’ recoverable amount (being EUR 0.0 million) and their carrying amount. In determining the recoverable amount of an asset, the Company makes estimates about future cash flows. These estimates are based on the financial plan updated with the latest available projection of semiconductor market conditions and our sales and cost expectations which are consistent with the plans and estimates that it uses to manage its business.

During 2010, we recorded amortization charges of EUR 118.0 million (2009: EUR 103.9 million) which were fully recorded in cost of sales in 2010 and 2009.

During 2010, we did not capitalize borrowing costs (2009: EUR 12.1 million). The capitalization rate used in determining the borrowing costs in 2009 was 5.75 percent.

ASML STATUTORY ANNUAL REPORT 2010

Estimated amortization expenses relating to intangible assets for the next five years and thereafter are as follows:

(in thousands)	EUR
2011	112,927
2012	97,570
2013	65,254
2014	1,095
2015	186
Thereafter	6

Total	277,038

In 2010, the Company reassessed the estimated useful life of its capitalized development expenditures, which resulted in a change in accounting estimate. The impact of this change in accounting estimate on the consolidated income statement and per share amounts was as follows:

Year ended December 31	2010
(in thousands, except per share data)	EUR	%
Operating income	113,488	9.8%
Net income	96,945	9.8%
Basic net income per ordinary share	0.22	9.9%
Diluted net income per ordinary share	0.22	9.9%

11. Finance receivables
The finance receivables consist of leases that transfer ownership of the systems to the lessee by the end of the lease term. The average lease term is three years. The following table lists the components of the finance receivables as of December 31, 2010:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Finance receivables, gross	22,444	48,398
Unearned interest	(891)	(6,845)

Finance receivables, net	21,553	41,553
Current portion of finance receivables, gross	22,444	16,594
Current portion of unearned interest	(891)	(3,946)

Non-current portion of finance receivables, net	—	28,905

At December 31, 2010, the finance receivables due for payment in each of the next five years and thereafter are as follows:

(in thousands)	EUR
2011	16,594
2012	18,898
2013	12,906
2014	—
2015	—
Thereafter	—

Total	48,398

ASML STATUTORY ANNUAL REPORT 2010

12. Financial instruments by category
The accounting policies for financial instruments have been applied to the line items below and represent the fair value of these financial instruments:

	Derivatives at
	fair value	Derivatives for
	through	which hedge	Loans
	profit	accounting	and
As of December 31, 2009	or loss	is applied	receivables	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets as per statement of financial position date
Derivative financial instruments	19,981	83,403	—	103,384
Accounts receivable	—	—	377,439	377,439
Finance receivables	—	—	21,553	21,553
Other non-current and current assets	—	—	64,164	64,164
Cash and cash equivalents	—	—	1,037,074	1,037,074

Total	19,981	83,403	1,500,230	1,603,614

	Derivatives at
	fair value	Derivatives for
	through	which hedge	Other
	profit	accounting	financial
As of December 31, 2009	or loss	is applied	liabilities	Total
(in thousands)	EUR	EUR	EUR	EUR
Liabilities as per statement of financial position date
Long-term debt[1,2]	—	—	704,963	704,963
Derivative financial instruments	923	16,548	—	17,471
Accrued and other liabilities	—	—	322,939	322,939
Accounts payable	—	—	206,226	206,226

Total	923	16,548	1,234,128	1,251,599

ASML STATUTORY ANNUAL REPORT 2010

	Derivatives at
	fair value	Derivatives for
	through	which hedge	Loans
	profit	accounting	and
As of December 31, 2010	or loss	is applied	receivables	Total
(in thousands)	EUR	EUR	EUR	EUR
Assets as per statement of financial position date
Derivative financial instruments	1,300	94,880	—	96,180
Accounts receivable	—	—	1,123,534	1,123,534
Finance receivables	—	—	41,553	41,553
Other non-current and current assets	—	—	83,060	83,060
Cash and cash equivalents	—	—	1,949,834	1,949,834

Total	1,300	94,880	3,197,981	3,294,161

	Derivatives at
	fair value	Derivatives for
	through	which hedge	Other
	profit	accounting	financial
As of December 31, 2010	or loss	is applied	liabilities	Total
(in thousands)	EUR	EUR	EUR	EUR
Liabilities as per statement of financial position date
Long-term debt[1,2]	—	—	705,731	705,731
Derivative financial instruments	20,272	14,626	—	34,898
Accrued and other liabilities	—	—	597,861	597,861
Accounts payable	—	—	555,397	555,397

Total	20,272	14,626	1,858,989	1,893,887

1	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands.
The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 3.
2	Long-term debt includes the Company’s Eurobond. Because the Eurobond serves as hedged item in a fair value hedge relationship, the carrying amount is only adjusted for fair value changes in interest rate swaps. See note 19.

See Note 4 for the fair value measurement hierarchy.

The carrying amounts of the accounts receivable and other assets approximate their fair value.

There are no significant concentrations of credit risk for loans and receivables designated at fair value through profit or loss as of December 31, 2010. The amounts reflected above represent the Company’s maximum exposure to credit risk for such loans and receivables.

Credit quality of financial assets
The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to the following:

Financial instruments contain an element of risk that the counterparties are unable to meet their obligations. This financial credit risk is monitored and minimized per type of financial instrument by limiting ASML’s counterparties to a sufficient number of major financial institutions. Also, in response to the increased volatility of the financial markets, a material part of the cash and cash equivalents has been invested in government related securities. ASML does not expect the counterparties to default given their high credit quality. The maximum exposure to credit risk at the reporting date is the fair value of the financial assets in the statement of financial position.

ASML’s customers consist of IC manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML regularly reviews if an allowance for doubtful debts is needed by considering factors such as historical payment experience, credit quality, and age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. In response to the increased volatility of the financial markets, ASML has taken additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit, and retention of ownership (provisions in contracts). Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment.

ASML STATUTORY ANNUAL REPORT 2010

13. Derivative financial instruments

	2009		2010
As of December 31	Assets	Liabilities	Assets	Liabilities
(in thousands)	EUR	EUR	EUR	EUR
Interest rate swaps – cash flow hedges	—	3,326	—	3,091
Interest rate swaps – fair value hedges	81,811	—	93,347	—
Forward foreign exchange contracts – cash flow hedges	1,592	13,222	1,533	11,535
Forward foreign exchange contracts – other hedges (no hedge accounting)	19,981	923	1,300	20,272

Total	103,384	17,471	96,180	34,898

Less non-current portion:
Interest rate swaps – cash flow hedges	—	1,935	—	1,887
Interest rate swaps – fair value hedges	55,948	—	71,779	—
Forward foreign exchange contracts – cash flow hedges	—	—	—	94

Total non-current portion	55,948	1,935	71,779	1,981

Total current portion	47,436	15,536	24,401	32,917

The fair value part of a hedging derivative that has a remaining term of less or equal to 12 months is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months it is classified as non-current.

No ineffectiveness was recognized in the income statement in 2010 arising from fair value hedges; EUR 0.4 million ineffectiveness (loss) was recognized in the income statement in 2010 arising from cash flow hedges (2009: EUR 0.0 million and EUR 10.7 million, loss, from fair value hedges and cash flow hedges, respectively). There was no ineffectiveness recognized in the income statement in 2010 and 2009 arising from hedges of net investments in foreign entities.

Currency contracts
The notional principal amounts of the outstanding currency contracts in the main currencies U.S. dollar and Japanese yen at December 31, 2010 are U.S. dollar 222.6 million and Japanese yen 27.7 billion (2009: U.S. dollar 152.9 million and Japanese yen 57.1 billion).

The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming two years. Gains and losses recognized in the hedging reserve in equity on forward contracts as of December 31, 2010 are recognized in the income statement in the period or periods during which the hedged forecasted transaction affects the income statement.

We recognized a net amount of EUR 13.7 million loss (2009: EUR 29.3 million gain) in the income statement resulting from exchange differences including those arising on financial instruments measured at fair value through profit or loss.

Interest rate swaps
The notional principal amounts of the outstanding interest rate swap contracts as of December 31, 2010 were EUR 641.5 million (2009: EUR 641.5 million).

14. Other assets
The other non-current assets consist of the following:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Advance payments to Zeiss	—	140,016
Compensation plan assets[1]	8,520	9,626
Subordinated loan granted to lessor in respect of Veldhoven headquarters[2]	5,445	5,445
Other	2,105	4,516

Total other non-current assets	16,070	159,603

1	For further details on compensation plan refer to Note 22.
2	For further details on loan granted to lessor in respect of Veldhoven headquarters refer to Note 23.

ASML STATUTORY ANNUAL REPORT 2010

Zeiss is the Company’s sole supplier of lenses. The non-current part of advance payments to Zeiss relates to payments made to support the Zeiss investments for the ASML’s EUV program, which are expected to be repaid through EUV lens deliveries more than 12 months after statement of financial position date.

The other current assets consist of the following:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Advance payments to Zeiss	73,759	65,821
VAT	25,211	35,065
Prepaid expenses	13,466	20,309
Other receivables	30,802	41,298
Other	2,706	1,252

Total other current assets	145,944	163,745

From time to time, Zeiss receives non-interest bearing advance payments from the Company that assist in financing Zeiss’ work-in-process and thereby secure lens deliveries to the Company. Amounts owed under these advance payments to Zeiss are repaid through lens deliveries over the next 12 months.

The carrying amount of the other non-current and current assets approximates the fair value. The other non-current and current assets do not contain impaired assets.

15. Inventories
Inventories consist of the following:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Raw materials	175,045	248,969
Work-in-process	799,390	1,083,932
Finished products	202,544	353,514

Total inventories, gross	1,176,979	1,686,415
Provision for obsolescence and/or lower market value	(190,638)	(186,343)

Total inventories, net	986,341	1,500,072

During 2010, the Company changed its presentation of the allowance for inventory obsolescence relating to the valuation of defect lenses. In the past, defect lenses were valued at standard cost price with the repair costs included in the allowance for inventory obsolescence. From January 1, 2010, repair costs are included in the standard cost price of the defect lenses as this better reflects the value of the defect lens. The comparative figures were adjusted to reflect this change in presentation. For the year ended December 31, 2010 this resulted in a decrease of EUR 18.8 million (2009: EUR 20.1 million) in both gross inventories and a similar decrease in the provision for obsolescence; operating income, net income and per-share amounts were not affected by this change in presentation.

A summary of activity in the provision for obsolescence is as follows:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Balance at beginning of year	(167,353)	(190,638)
Addition of the year	(86,636)	(61,316)
Effect of exchange rates	(260)	(4,148)
Release of the provision	67,155	32,814
Utilization of the provision	17,705	28,554
Transfers from property, plant and equipment	(21,249)	8,391

Balance at end of year	(190,638)	(186,343)

ASML STATUTORY ANNUAL REPORT 2010

In 2010, the addition for the year is recorded in cost of sales for an amount of EUR 54.6 million and R&D costs for an amount of EUR 6.7 million (2009: cost of sales EUR 68.1 million and R&D costs EUR 18.5 million). The 2010 addition for the year mainly relates to certain obsolete parts due to technological developments and design changes. In 2009, the addition was mainly due to a reassessment by the Company of expected future demand based on the unexpected customers’ response to the financial and economic crisis.

In 2010 ASML released EUR 32.8 million from the provision for obsolete inventory as a result of a subsequent increase in net realizable value (2009: EUR 67.2 million).

The cost of inventories recognized as expense and included in cost of sales amounted to EUR 1.9 billion (2009: EUR 0.7 billion).

16. Accounts receivable
The accounts receivable consist of the following:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Accounts receivable, gross	380,678	1,125,479
Allowance for doubtful debts	(3,239)	(1,945)

Accounts receivable, net	377,439	1,123,534

The carrying amount of the accounts receivable approximates the fair value. The maximum exposure to credit risk at December 31, 2010 is the fair value of the accounts receivable mentioned above. ASML has taken additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit and retention of ownership provisions in contracts, which are intended to enable ASML to recover the systems in the event a customer defaults on payment.

The main part of the carrying value of accounts receivable consists of euro balances.

Accounts receivable are impaired and provided for on an individual basis. As of December 31, 2010, accounts receivable of EUR 334.3 million (2009: EUR 46.1 million) were past due but not impaired. These balances are still considered to be recoverable because they relate to customers for whom there is no recent history of default and there has not been a significant change in credit quality. The table below shows the ageing analysis of the accounts receivable that are up to three months past due and over three months past due. Accounts receivable are past due when the payment term has expired.

As of December 31	2009	2010
(in thousands)	EUR	EUR
Accounts receivable:
Up to three months past due	41,474	316,727
Over three months past due	4,631	17,538

Total	46,105	334,265

ASML provided extended payment terms to some of its customers. The average days outstanding increased from 87 days in 2009 to 91 days in 2010.

Movements in the allowance for doubtful debts are as follows:

	2009	2010
(in thousands)	EUR	EUR
Balance, January 1	(1,430)	(3,239)
Utilization of the provision	80	38
(Addition) Release for the year[1]	(1,889)	1,256

Balance, December 31	(3,239)	(1,945)

1	(Addition) Release for the year is recorded in cost of sales.

ASML STATUTORY ANNUAL REPORT 2010

17. Cash and cash equivalents
Cash and cash equivalents at December 31, 2010 include short-term deposits of EUR 1,644.9 million (2009: EUR 652.3 million), investments in money market funds of EUR 203.9 million (2009: EUR 302.8 million) and interest-bearing bank accounts of EUR 101.0 million (2009: EUR 82.0 million).

Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. No further restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.

18. Equity

Share Capital
ASML’s authorized share capital amounts to EUR 126,000,200 and is divided into:

•	3,150,005,000 cumulative preference shares with a nominal value of EUR 0.02 each;
•	700,000,000 ordinary shares with a nominal value of EUR 0.09 each; and
•	10,000 ordinary shares with a nominal value of EUR 0.01 each.

Currently, only 436,592,972 ordinary shares with a nominal value of EUR 0.09 each are outstanding and fully paid in. The number of issued shares was 444,480,095, which includes the number of repurchased (“treasury”) shares of 7,887,123.

Our Board of Management has the power to issue shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board must approve any issuance of shares.

Ordinary shares
At ASML’s Annual General Meeting of Shareholders, held on March 24, 2010, the Board of Management was granted the authorization to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of the Company’s issued share capital as of the date of authorization, plus an additional 5.0 percent of the Company’s issued share capital as of the date of authorization that may be issued in connection with mergers and acquisitions. At ASML’s Annual General Meeting of Shareholders to be held on April 20, 2011, its shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through October 20, 2012.

Holders of ASML’s ordinary shares have a preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to ASML’s Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At ASML’s Annual General Meeting of Shareholders, held on March 24, 2010, the Board of Management was authorized, subject to the aforementioned approval, to restrict or exclude preemptive rights of holders of ordinary shares. At ASML’s Annual General Meeting of Shareholders to be held on April 20, 2011, its shareholders will be asked to grant this authority through October 20, 2012. At this Annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares and options separately for a period of 18 months.

The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and the Company’s Articles of Association. Although since June 11, 2008, Dutch law provides that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not exceed 50.0 percent of the issued share capital, the Company’s current Articles of Association provide that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not exceed 10.0 percent of the issued share capital. It will be proposed to the Annual General Meeting of Shareholders to be held on April 20, 2011, to amend the Articles of Association to refer to applicable Dutch law. Any such repurchases are subject to the approval of the Supervisory Board and the authorization of shareholders at ASML’s Annual General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 24, 2011, up to a maximum of three times 10.0 percent of the Company’s issued share capital as of the date of authorization (March 24, 2010) at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At the Company’s Annual General Meeting of Shareholders to be held on April 20, 2011, the Company’s shareholders will be asked to extend this authority through October 20, 2012.

ASML STATUTORY ANNUAL REPORT 2010

Cumulative preference shares
In 1998, the Company granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, the interests of the Company, its business or the interests of its stakeholders are at stake. This may be the case if a public bid for the ordinary shares of the Company has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with the Company. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of the issued ordinary shares of the Company without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with the interests of the Company, its business or its stakeholders.

The objects of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Exercise of the Preference Share Option could effectively dilute the voting power of the outstanding ordinary shares by one-half. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares.

Cancellation and repayment of the issued cumulative preference shares by the Company requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, the Company, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation as a result of such issuance with repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. In that case the Company is obliged to effect the repurchase and cancellation respectively as soon as possible.

If the Foundation will not request the Company to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, the Company will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of the Company. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities: Mr. R.E. Selman, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A. Baan.

ASML STATUTORY ANNUAL REPORT 2010

Other reserves
Changes in other reserves during 2009 and 2010 were as follows:

	Other reserves
		Currency	Capitalized
	Hedging	translation	development
	reserve	reserve	expenditures	Total
(in thousands)	EUR	EUR	EUR	EUR
Balance at January 1, 2009	(49,642)	(104,531)	262,838	108,665

Components of statement of comprehensive income:
Foreign currency translation, net of taxes:
Losses on the hedge of a net investment	—	(13,116)	—	(13,116)
Gain on translation of foreign operations	—	4,573	—	4,573

Derivative financial instruments, net of taxes:
Fair value gains in the year	5,217	—	—	5,217
Transfers to net loss	1,277	—	—	1,277
Development expenditures	—	—	65,830	65,830
Currency translation on development expenditures	—	(140)	140	—

Balance at December 31, 2009	(43,148)	(113,214)	328,808	172,446

Components of statement of comprehensive income:
Foreign currency translation, net of taxes:
Gain on translation of foreign operations	—	27,306	—	27,306

Derivative financial instruments, net of taxes:
Fair value gains in the year	46,733	—	—	46,733
Transfers to net income	(47,954)	—	—	(47,954)
Development expenditures	—	—	(68,153)	(68,153)
Currency translation on development expenditures	—	(2,732)	2,732	—

Balance at December 31, 2010	(44,369)	(88,640)	263,387	130,378

Exchange rate differences relating to the translation from the Company’s foreign subsidiaries into euro are recognized in the currency translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations (ended in 2009) are included in the currency translation reserve.

Hedging reserve represents hedging gains and losses on the effective portion of cash flow hedges. The cumulative gain or loss on the hedge is recognized in net income (loss) when the hedge transaction impacts net income (loss).

ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, legal reserves have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. Legal reserves are not for distribution to ASML’s shareholders. If the currency translation reserve or the hedging reserve has a negative balance, distributions to ASML’s shareholders are restricted to the extent of the negative balance.

Appropriation of net income (loss)
As part of its financing policy, ASML aims to pay a sustainable annual dividend that will be stable or growing over time. Annually, the Supervisory Board, upon proposal of the Board of Management, will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. For 2009, a dividend was declared of EUR 0.20 per ordinary share of EUR 0.09 which was paid in April 2010.

A proposal will be submitted to the Annual General Meeting of Shareholders on April 20, 2011 to declare a dividend for 2010 of EUR 0.40 per ordinary share of EUR 0.09.

Dividends on ordinary shares are payable out of net income or retained earnings as shown in the Financial Statements of the Company as adopted by the General Meeting of Shareholders of the Company, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.

ASML STATUTORY ANNUAL REPORT 2010

Share buyback programs
The following table provides a summary of shares repurchased by the Company between 2006 and 2010:

				Total Number of		Total Value of Shares
			Average	Shares Purchased	Maximum Number of	Purchased as Part of
		Total Number	Price Paid	as Part of Publicly	Shares That May Yet	Publicly Announced
		of Shares	per Share	Announced Plans or	be Purchased Under	Plans or Programs
Program	Period	purchased	(EUR)	Programs	the Programs	(in EUR million)
2006-2007 Share program	May 17-26, 2006	6,412,920	15.59	6,412,920	19,037,376	100
2006-2007 Share program	June 7-30, 2006	13,517,078	15.81	19,929,998	5,520,298	314
2006-2007 Share program	July 3-13, 2006	5,520,298	15.62	25,450,296	—	400
2006-2007 Share program	October 12, 2006	14,934,843	18.55	14,934,843	—	277
2006-2007 Share program	February 14-23, 2007	8,000,000	19.53	8,000,000	—	156
Capital repayment program 2007	September - October 2007	55,093,409	18.36	55,093,409	—	1,012
2007-2008 Share program	November 14-26, 2007	9,000,000	22.62	9,000,000	5,000,000	204
2007-2008 Share program	January 17-22, 2008	5,000,000	17.52	14,000,000	—	292

2006-2007 Share program
On March 23, 2006, the General Meeting of Shareholders authorized the repurchase of up to a maximum of 10.0 percent of our issued shares through September 23, 2007. The number of shares bought back in the initial phase of this Repurchase Program was 25,450,296 shares, representing 100 percent of the announced objective for the initial phase of the Repurchase Program of up to EUR 400.0 million and 5.25 percent of outstanding shares. This 2006 Repurchase Program was completed in the third quarter of 2006. Shares repurchased were recorded at cost and classified within shareholders’ equity. ASML cancelled these repurchased shares in 2007.

In the second phase of the Repurchase Program, ASML repurchased 14,934,843 additional shares pursuant to a call option transaction announced on October 9, 2006. These repurchased shares represented 100 percent of the announced objective of the second phase of the Repurchase Program. In order to mitigate the dilution due to the issuance of shares upon conversion of its convertible bond due October 2006, these shares were subsequently used to satisfy the conversion rights of holders of ASML’s 5.75 percent Convertible Subordinated Notes. The Company paid an aggregate of EUR 277.2 million in cash for these shares. This repurchase program was completed in the fourth quarter of 2006. These shares were purchased from a third party who issued the call option.

In February 2007, ASML repurchased the final phase of shares under the Repurchase Program of the remaining 1.7 percent of outstanding shares, being 8,000,000 shares. The share program was announced on February 14, 2007 and was completed in the first quarter of 2007. Shares repurchased have been used to cover outstanding stock options and to satisfy partly the conversion rights of holders of ASML’s 5.50 percent Convertible Subordinated Notes.

Capital repayment program 2007
On July 17, 2007 the Extraordinary General Meeting of Shareholders approved three proposals to amend the Company’s Articles of Association. The first amendment involved an increase of share capital by an increase in the nominal value per ordinary share from EUR 0.02 to EUR 2.12 and a corresponding reduction in share premium. The second amendment was a reduction of the nominal value per ordinary share from EUR 2.12 to EUR 0.08 resulting in the payment to shareholders of EUR 2.04 per ordinary share. The third amendment involved a reduction in stock, whereby nine ordinary shares with a nominal value of EUR 0.08 each were consolidated into eight ordinary shares with a nominal value of EUR 0.09 each. As a result of these amendments, which in substance constitute a synthetic share buyback, EUR 1,011.9 million has been repaid to our shareholders and the outstanding number of ordinary shares was reduced by 55,093,409 shares or 11.1 percent. The capital repayment program was completed in October 2007.

2007-2008 Share program
On March 28, 2007, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10.0 percent of our issued shares through September 28, 2008.

In 2007, the aggregate number of shares bought back under the 2007-2008 share program was 9,000,000, representing 64.3 percent of the announced objective of 14,000,000 shares to be repurchased during a period ending on September 28, 2008. The share program was announced on October 17, 2007. Shares repurchased will be used to cover outstanding stock options.

In January 2008, ASML bought back 5,000,000 shares. The aggregate number of shares bought back up to and including January 2008, represents 100 percent of the announced objective of 14,000,000 shares.

ASML STATUTORY ANNUAL REPORT 2010

Authorization of share repurchases
On March 24, 2010, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10.0 percent of our issued share capital as of the date of authorization (March 24, 2010) through September 24, 2011. The Company did not buyback any shares in 2010.

19. Long-term debt
The long-term debt consists of the following:

As of December 31	2008	2009	2010
(in thousands)	EUR	EUR	EUR
5.75 percent Eurobond, carrying amount	641,508	658,051	670,506
Special Purpose Entity	38,084	36,654	35,225
Other	19,975	10,258	—

Long-term debt	699,567	704,963	705,731

The Company’s obligations to make principal repayments under the Eurobond and other borrowing arrangements as of December 31, 2010, for the next five years and thereafter and excluding interest charges are as follows:

(in thousands)	EUR
2011	1,429
2012	1,429
2013	1,429
2014	1,429
2015	1,429
Thereafter	628,080

Total	635,225
Less: current portion of long-term debt	1,429

Non-current portion of long-term debt	633,796

Eurobond
The following table summarizes the carrying amount of the Company’s outstanding Eurobond, including transaction costs and the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobond:

As of December 31	2009	2010
(in thousands)	EUR	EUR
5.75 percent Eurobond
Principal amount[1]	594,963	595,670
Fair value hedge adjustment[2]	63,088	74,836

Total	658,051	670,506

1	The principal amount is adjusted for transaction costs.

2	The fair value of the interest rate swaps excludes accrued interest.

In June 2007, ASML completed an offering of EUR 600.0 million principal amount of its 5.75 percent notes due 2017, with interest payable annually on June 13 of each year. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017.

The Eurobond serves as a hedged item in a fair value hedge relationship in which ASML hedges the variability of changes in the market value of fixed loan coupons payable on the Company’s Eurobond due to changes in market interest rates; the fair value changes of the interest rate swaps are recorded on the statement of financial position under derivative financial instruments (within current and non-current assets). Therefore, the carrying amount is only adjusted for fair value changes in interest rate swaps.

ASML STATUTORY ANNUAL REPORT 2010

The following table summarizes the estimated fair value of the Company’s Eurobond:

	2009			2010
	Principal	Carrying		Principal	Carrying
As of December 31	Amount	Amount	Fair Value[1]	Amount	Amount	Fair Value[1]
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
5.75 percent Eurobond	600,000	658,051	599,232	600,000	670,506	631,452

1	Source: Bloomberg Finance LP

The fair value of the Company’s Eurobond is estimated based on the quoted market prices as of December 31, 2010. The fair value of the Eurobond is higher than the principal amount as a result of lower interest rates.

Special Purpose Entity
Long-term debt includes an amount of EUR 35.2 million relating to the Company’s SPE. As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures have been adjusted to reflect this change in accounting policy. See also Note 3.

Lines of credit
The Company’s available credit facilities amount to EUR 700.0 million as of December 31, 2010 and December 31, 2009 and consist of two facilities: a EUR 500.0 million credit facility and a EUR 200.0 million loan facility. In May 2010, the Company, in line with its financing policy, cancelled its EUR 500.0 million credit facility that was due to expire in May 2012 and replaced it with a new EUR 500.0 million credit facility from the same group of banks. The new credit facility has a term of five years and contains the same restrictive covenant as the credit facility it replaced. This covenant requires the Company to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. As of December 31, 2010 and December 31, 2009, this ratio was 78.0 percent and 85.7 percent, respectively. Therefore, the Company was in compliance with the covenant at the end of 2010 and 2009. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on the Company’s liquidity position. No amounts were outstanding under this credit facility at the end of 2010 and 2009.

The EUR 200.0 million loan facility is related to the Company’s EUV investment efforts and was entered into during the first half of 2009. In June 2010, the Company and the European Investment Bank agreed to extend the availability period of the EUR 200.0 million loan facility by six months, allowing the Company to draw the facility up to March 31, 2011. When drawn, the loan is repayable in annual installments starting four years after drawdown, with a final repayment seven years after drawdown. This facility contains a covenant that restricts indebtedness, as contractually defined, to a maximum amount of EUR 2,300.0 million. As of December 31, 2010 and December 31, 2009, this indebtedness amounted to EUR 1,319.2 million and EUR 1,319.0 million, respectively. Therefore, the Company was in compliance with this covenant at the end of 2010 and 2009. Outstanding amounts under this loan facility will bear interest at EURIBOR or LIBOR plus a margin. No amounts were outstanding under this loan facility at the end of 2010 and 2009.

ASML STATUTORY ANNUAL REPORT 2010

20. Provisions
Provisions consist of the following:

		Lease
	Employee contract	contract
	termination benefits	termination costs	Total
(in thousands)	EUR	EUR	EUR
Balance, January 1, 2009	2,265	17,908	20,173
Utilization of the provision	(2,244)	(2,747)	(4,991)
Unwinding of discount	—	136	136
Effect of exchange rates	(21)	(99)	(120)

Balance, December 31, 2009	—	15,198	15,198
Utilization of the provision	—	(2,576)	(2,576)
Unwinding of discount	—	305	305
Effect of exchange rates	—	1,134	1,134

Balance, December 31, 2010	—	14,061	14,061
Non-current portion of provisions
December 31, 2009	—	12,694	12,694
December 31, 2010	—	11,811	11,811

Provision for lease contract termination costs relates to an operating lease contract for a building for which no economic benefits are expected. The provision for lease contract termination costs is expected to be utilized by 2017.

21. Accrued and other liabilities
Accrued and other liabilities consist of the following:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Deferred revenue	215,990	543,145
Costs to be paid	208,684	270,836
Deposits from customers	—	150,000
Down payments from customers	274,074	675,636
Personnel related items	114,255	177,025
Warranty	23,208	37,965
Other	4,650	2,314

Total accrued and other liabilities	840,861	1,856,921
Less: non-current portion of accrued and other liabilities	42,424	371,089	[1]

Current portion of accrued and other liabilities	798,437	1,485,832

1	The main part of the non current portion of accrued and other liabilities relates to down payments received from customers regarding 2012 shipments of high-volume EUV systems.

Deferred revenue mainly consists of prepaid extended and enhanced (optic) warranty contracts and award credits regarding free or discounted products or services.

Cost to be paid mainly relate to accrued cost for unbilled services provided by vendors including contracted labor, outsourced services and consultancy.

The Company receives advances from customers prior to shipment for systems included in ASML’s current product portfolio or systems currently under development in the form of down payments.

Personnel related items mainly consist of accrued management bonuses, accrued profit sharing, accrued vacation days, accrued vacation allowance, accrued wage tax, social securities and accrued pension premiums.

ASML STATUTORY ANNUAL REPORT 2010

Changes in product warranty liabilities for the years 2009 and 2010 are as follows:

	2009	2010
(in thousands)	EUR	EUR
Balance, January 1	35,225	23,208
Additions of the year	15,047	46,467
Utilization of the provision	(19,360)	(14,325)
Release of the provision	(7,666)	(18,480)
Effect of exchange rates	(38)	1,095

Balance, December 31	23,208	37,965

In 2009, the release was due to a change in accounting estimate based on lower than expected historical warranty expenses as a result of an improved learning curve concerning our systems. The release has been included in cost of sales. In 2010 the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material effect on the Company’s consolidated income statement and per-share amounts.

22. Employee Benefits

Deferred Compensation Plans
In February 1997, SVG (a company that merged with ASML in May 2001) adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and directors fees. The plan allowed SVG to credit additional amounts to participants’ account balances, depending on the amount of the employee’s contribution, up to a maximum of 5.0 percent of an employee’s annual salary and bonus. In addition, interest is credited to the participants’ account balances at 120.0 percent of the average Moody’s corporate bond rate. For the calendar year 2009, participants’ accounts were credited at 9.07 percent. SVG’s contributions and related interest became 100 percent vested in May 2001 with the merger of SVG and ASML. Effective January 1, 2010, the plan was terminated. This termination did not have a material impact on the Company’s consolidated income statement. No expenses were incurred under this plan during 2010 (2009: EUR 0.2 million). As of December 31, 2010, the Company’s liability under the deferred compensation plan was zero (2009: EUR 2.0 million).

In July 2002, ASML adopted a non-qualified deferred compensation plan for its United States employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows ASML to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2010 and 2009. On December 31, 2010 and 2009, the Company’s liability under the deferred compensation plan was EUR 9.4 million and EUR 6.7 million, respectively.

Pension plans
ASML maintains various pension plans covering substantially all of its employees. The Company’s employees in the Netherlands, approximately 4,100 in full-time employees (“FTEs”), participate in a multi-employer union plan (“Bedrijfstakpensioenfonds Metalektro”) determined in accordance with the collective bargaining agreements effective for the industry in which ASML operates. This multi-employer plan covers approximately 1,220 companies and 147,000 contributing members. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. This coverage ratio must exceed 104.3 percent for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The pension rights of each employee are based upon the employee’s average salary during employment.

ASML’s net periodic pension cost for this multi-employer plan for any period is the amount of the required contribution for that period. A contingent liability may arise from, for example, possible actuarial losses relating to other participating entities because each entity that participates in a multi-employer plan shares in the actuarial risks of every other participating entity or any responsibility under the terms of a plan to finance any shortfall in the plan if other entities cease to participate.

The coverage ratio of the multi-employer plan decreased to 96.0 percent as of December 31, 2010 (December 31, 2009: 99.0 percent). Because of the low coverage ratio, PME prepared and executed a so-called “Recovery Plan” which was approved

ASML STATUTORY ANNUAL REPORT 2010

by De Nederlandsche Bank (the Dutch central bank, which is the supervisor of all pension companies in the Netherlands). For 2011, the pension premium percentage will not increase as the current premium level, which is 23.0 percent of the total pensionable salaries, is the maximum premium determined in the articles of association of the Pension Company. The coverage ratio is calculated by dividing the fund’s capital by the total sum of pension liabilities and is based on actual market interest.

ASML also participates in several defined contribution pension plans, with ASML’s expenses for these plans equaling the contributions made in the relevant period.

The Company’s pension costs for all employees for the two years ended December 31, 2009 and 2010 were:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Pension plan based on multi-employer union plan	30,930	29,643
Pension plans based on defined contribution	8,895	10,950

Total	39,825	40,593

Bonus plan
ASML has a performance-related bonus plan for senior management, who are not members of the Board of Management. Under this plan, the bonus amount is dependent on the actual performance on corporate, departmental and personal targets. The bonus for members of senior management can range between 0.0 percent and 40.0 percent, or 0.0 percent and 70.0 percent of their annual salaries, depending upon their seniority. The performance targets for 2010 are set per half year. The bonus of the first half of 2010 was paid in the second half of 2010. The bonus of the second half is accrued for in the consolidated statement of financial position as of December 31, 2010 and is expected to be paid in the first quarter of 2011. The Company’s bonus expenses for all participants under this plan were:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Bonus expenses	9,167	9,694

ASML has a retention bonus plan for employees and executives of Brion including three retention bonuses. The first retention bonus was conditional on the first year of employment after the acquisition date and was paid in March 2008. The second retention bonus is conditional on the second year of employment after the acquisition date and was paid in March 2009. The third retention bonus is conditional on the third year of employment after the acquisition date and is paid in March 2010. ASML has a new retention bonus plan for the period from March 2010 to March 2012 for executives of Brion including two retention bonuses. The first retention bonus is conditional over the first year of employment and is payable in April 2011. The second retention bonus is conditional over the second year of employment and is payable in April 2012. The Company’s bonus expenses for all participants under these plans were:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Bonus expenses	5,222	1,165

Profit-sharing plan
ASML has a profit-sharing plan covering all employees who are not members of the Board of Management or senior management. Under the plan, eligible employees receive an annual profit-sharing bonus, based on a percentage of net income relative to sales ranging from 0.0 to 20.0 percent of annual salary. The profit-sharing percentage for the years 2010 and 2009 was 18.0 percent and 0.0 percent, respectively.

Share-based payments
The total gross amount of recognized expenses associated with share-based payments was EUR 12.1 million in 2010 and EUR 13.4 million in 2009.

ASML STATUTORY ANNUAL REPORT 2010

Total compensation expenses related to non-vested awards to be recognized in future periods amount to EUR 16.7 million as per December 31, 2010 (2009: EUR 15.4 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.3 years (2009: 1.2 years).

Stock option transactions are summarized as follows:

		Weighted
		average
		exercise price
	Number of	per share
	options	(EUR)
Outstanding, January 1, 2008	15,036,599	20.90
Granted	1,151,203	15.76
Exercised	(1,119,426)	12.03
Forfeited	(984,832)	11.99
Expired	(2,008,620)	17.02

Outstanding, December 31, 2008	12,074,924	22.57
Granted	368,752	15.67
Exercised	(1,014,287)	10.73
Forfeited	(197,346)	19.56
Expired	—	—
Transfer to/from Board of Management[1]	79,536	23.40

Outstanding, December 31, 2009	11,311,579	23.47
Granted	55,565	23.37
Exercised	(2,263,276)	11.22
Forfeited	(60,376)	18.53
Expired	(60,067)	15.38

Outstanding, December 31, 2010	8,983,425	26.66
Exercisable, December 31, 2010	8,161,139	27.66
Exercisable, December 31, 2009	10,264,985	24.06
Exercisable, December 31, 2008	9,717,891	24.32

1	In 2009, as a result of a change in the Board of Management stock options were transferred between employee benefits and Board of Management remuneration.

The estimated weighted average fair value of options granted during 2010 and 2009 was EUR 8.14 and EUR 6.03, respectively, on the date of grant.

The weighted average share price at the date of exercise for stock options for the year ended December 31, 2010 was EUR 24.61 (2009: EUR 20.31).

Details with respect to the outstanding stock options are set out in the following table:

				Weighted average
	Number	Number	Weighted average	exercise price of
	oustanding	exercisable	remaining	oustanding
Range of exercise	December 31,	December 31,	contractual life	options
prices (EUR)	2010	2010	(years)	(EUR)
0.15 — 7.94	325,482	288,516	4.56	1.22
8.17 — 12.62	2,894,858	2,874,158	4.38	11.46
12.75 — 19.13	1,518,478	1,003,914	6.03	16.81
19.45 — 29.18	653,677	403,621	7.28	23.41
29.65 — 44.48	21,000	21,000	1.07	36.89
45.02 — 67.53	3,569,930	3,569,930	1.07	46.02

Total	8,983,425	8,161,139	3.56	26.66

ASML STATUTORY ANNUAL REPORT 2010

Details with respect to stock options and shares are set out in the following table:

As of December 31
(in thousands, except for contractual term)	2009	2010
Aggregate intrinsic value of stock options exercised (EUR)	10,140	30,546
Total fair value at vesting date of shares vested during the year (EUR)	8,465	9,469
Aggregate remaining contractual term of currently exercisable options (years)	4.28	3.14
Aggregate intrinsic value of exercisable stock options (EUR)	77,813	71,524
Aggregate intrinsic value of outstanding stock options (EUR)	84,554	81,402

Employee share issuances in 2010 are summarized as follows:

		Conditionally					Conditionally
		outstanding	Number of	Share			outstanding
		shares at	conditionally	price at			shares at	End of
		January 1,	shares	grant date	Forfeited/		December 31,	vesting
Share plan	Year	2010	granted	(EUR)	expired	Vested	2010	period
Employee plan	2007	42,570	—	24.26	(1,854)	(40,716)	—	10/19/2010
Brion stock plan	2007	110,675	—	17.50	—	(110,675)	—	03/07/2010
Brion performance stock plan	2007	40,822	—	23.12	(2,000)	(38,822)	—	12/31/2010
New hire performance stock plan	2007	8,182	—	22.00	(2,727)	(5,455)	—	12/31/2010
Senior management plan[1]	2007	31,164	—	17.80	(5,662)	(25,502)	—	10/19/2010
Employee plan	2008	34,622	—	14.87	(1,180)	—	33,442	07/18/2011
Brion performance stock plan	2008	134,752	—	12.95	(6,604)	(64,074)	64,074	12/31/2011
New hire performance stock plan January	2008	4,362	—	17.60	(727)	(1,454)	2,181	01/19/2011
Incentive share plan January	2008	2,500	—	17.60	—	—	2,500	01/19/2011
New hire performance stock plan July	2008	22,698	—	14.83	(2,523)	(5,044)	15,131	12/31/2011
New hire performance stock plan October	2008	7,875	—	11.43	—	(2,625)	5,250	10/17/2011
Senior management plan	2008	91,104	—	13.05	(9,257)	—	81,847	07/18/2011
Employee plan	2009	93,150	—	24.24	(1,200)	—	91,950	10/16/2012
Senior management plan	2009	225,875	—	19.85	(13,475)	—	212,400	10/16/2012
New hire performance stock plan January	2010	—	27,066	23.38	(4,116)	—	22,950	01/22/2013
New hire performance stock plan April	2010	—	6,595	25.59	—	—	6,595	04/16/2013
Brion performance stock plan	2010	—	79,395	25.59	—	—	79,395	04/16/2013
Employee plan	2010	—	118,100	23.37	—	—	118,100	10/15/2013
New hire performance stock plan October	2010	—	9,042	23.37	—	—	9,042	10/15/2013

Total		850,351	240,198		(51,325)	(294,367)	744,857

1	In 2009, as a result of a change in the Board of Management shares were transferred between employee benefits and Board of Management remuneration.

Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the applicable grant-dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant-date.

The fair value of the stock options is determined using a Black-Scholes option valuation model.

The Black-Scholes option valuation of the fair value of the Company’s stock options is based on the following assumptions:

As of December 31	2009	2010
Weighted average share price (in EUR)	16.7	24.1
Volatility (in percentage)[1]	51.7	36.4
Expected life (in years)	4.6	4.6
Risk free interest rate	3.2	2.5
Expected dividend yield (in EUR)	1.06	1.06
Forfeiture rate[2]	—	—

1	The Company uses the expected (implied) volatility method to determine the volatility.

2	As per year-end 2009 and 2010 we estimate forfeitures to be nil.

ASML STATUTORY ANNUAL REPORT 2010

When establishing the expected life assumption the Company annually takes into account the contractual terms of the options as well as historical employee exercise behavior.

Share-based payment plans
The Company has adopted various share and option plans for its employees. Each year, the Board of Management determines, by category of ASML personnel, the total available number of share options and maximum number of shares that can be granted in that year. The determination is subject to the approval of the Supervisory Board of the Company.

Senior management plan
The senior management plan consists of two parts, both including a half year performance condition based on a targeted Return On Average Invested Capital (“ROAIC”) and a three-year service condition. ROAIC is determined by dividing the average income (loss) from operations less provision for (benefit from) income taxes by the average invested capital. The average invested capital is determined by total assets less cash and cash equivalents, less current liabilities.

Shares are granted two times per year under the senior management plan. Stock options granted under the senior management plan have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the date the plan was communicated to senior management (announcement date). The fair value of shares is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam on the announcement date. The announcement date may differ from the grant-date for reason of later approval and mutual understanding of the performance condition. Granted awards generally vest over a two to three-year period with any unexercised share options expiring ten years after the announcement date.

Employee plan
The employee plan includes a three-year service condition. Stock options granted under the employee plan have fixed exercise prices equal to the closing price of the Company’s ordinary shares on Euronext Amsterdam on the grant-date. The fair value of shares is determined based on the closing price of the Company’s ordinary shares on Euronext Amsterdam on the grant-date. Granted awards vest over a three-year period with any unexercised share options expiring ten years after the grant-date.

Employee Purchase Plan
Every quarter, ASML offers its worldwide payroll employees the opportunity to buy ASML shares or ASML share options against fair value out of their net salary. The fair value for shares is determined based on the closing price of the ordinary shares on Euronext Amsterdam on the grant-date. The fair value of the share options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption “Share Option Plans”. The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, ASML will pay out a 20.0 percent cash bonus on the net invested amount.

New hire performance stock plan
Some new hires are eligible to conditional performance stock awards, under the conditions set out in the general terms and conditions. The maximum number of performance stock will be determined on the day of conditional grant and will be based upon the market fair value of an ASML share per that day. The ultimately awarded number of shares of performance stock will be determined on yearly targets over a three-year period of achievement. These targets are financial parameters relating to ROAIC parameters of a benchmark group or financial parameters relating to ASML ROAIC.

Brion stock plan
The Brion stock plan includes a three-year service condition. The fair value of the stock is determined based on the closing price of the Company’s ordinary shares on NASDAQ on the grant-date.

Brion performance stock plan
The performance stock awards are conditional on the executive completing a three to four-year requisite service period and on achievement of the performance conditions. The performance target is based on multiple metrics, each with its own weight. The fair value of the stock is determined based on the closing price of the Company’s ordinary shares on the NASDAQ on the grant-date.

Brion stock option plan
At the effective date of the acquisition the existing stock options of Brion have been converted to ASML stock options leaving the vesting terms and conditions unchanged. The fair value of the stock options was determined using a Black-Scholes option valuation model. The fair value of the stock options relating to past services is part of the total purchase consideration. The fair value of the stock options relating to future services will be part of future compensation expenses. Granted awards vest over a four-year period.

ASML STATUTORY ANNUAL REPORT 2010

Stock Option Extension Plans and Financing
In 2002, employees were offered an extension of the option period for options granted in 2000. As a result the option period was extended until 2012. Employees who accepted the extension became subject to additional exercise periods in respect of their options. At the modification date, there was no intrinsic value of the modified award because the exercise price under each plan still exceeded ASML’s share price on the modification date. As a result, these stock option extensions did not result in recognition of any compensation expense in accordance with IFRS 2.

Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees subject to the Dutch tax-regime. The interest-free loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven. ASML’s Supervisory Board approved the Stock Option Plans 2000 at the time, including the loans, as these were part of the Stock Option Plan.

In 2006, the Company launched a stock option plan for Dutch employees holding stock options granted in 2000 (option “A”), which expire in 2012. In this plan the Company granted options (option “B”) which only become effective after option “A” expires unexercised in 2012. The virtual employee loan in conjunction with option “A” will then be transferred to option “B” and consequentially gets the status of a perpetual loan. In total 932 employees chose to join this plan. Under the plan ASML granted 1,515,643 stock options and recognized additional compensation expenses of EUR 0.8 million for the year ended December 31, 2006.

Policy for issuing shares upon exercise
In 2010 and 2009, only repurchased shares were used to satisfy the option rights upon exercise.

23. Commitments, Contingencies and Guarantees
The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on the Company’s statement of financial position but are required to be disclosed.

Tabular Disclosure of Contractual Obligations
The Company’s contractual obligations as of December 31, 2010 can be summarized as follows:

		Less than			After
Payments due by period	Total	1 year	1-3 years	3-5 years	5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Long-term debt obligations, including interest expenses[1]	951,560	35,929	71,859	71,859	771,913
Deposits from customers	150,000	150,000	—	—	—
Operating lease obligations	106,671	30,088	40,188	22,802	13,593
Purchase obligations	2,098,432	2,003,321	94,942	169	—
Liability for uncertain tax positions	162,066	29,956	30,853	40,062	61,195

Total	3,468,729	2,249,294	237,842	134,892	846,701

1	See Note 19 for the amounts excluding interest charges.

Long-term debt obligations relate to interest payments and the redemption of the principal amount of the Eurobond. See Note 19.

Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 37.1 million and EUR 37.9 million for the years ended December 31, 2009 and 2010, respectively.

ASML STATUTORY ANNUAL REPORT 2010

Several operating leases for the Company’s buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. The amounts to be paid if ASML should exercise these purchase options at the end of the lease as of December 31, 2010 can be summarized as follows:

		Less than			After
Purchase options due by period	Total	1 year	1-3 years	3-5 years	5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Purchase options	31,232	—	8,250	8,999	13,983

Purchase obligations include purchase commitments with vendors in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. If not, the general terms and conditions of the agreements relating to the major part of the Company’s purchase commitments as of December 31, 2010 contain clauses that enable ASML to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that ASML has agreed with its supply chain partners give ASML additional flexibility to adapt its purchase obligations to its requirements in light of the inherent cyclicality of the industry in which the Company operates. The Company establishes a provision for cancellation fees when it is probable that the liability has been incurred and the amount of cancellation fees is reasonably estimable.

For further disclosure regarding the liability for uncertain tax positions, see Note 25.

Furthermore, the Company’s contractual obligations consist of the following derivative financial instruments:

		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR
Cash outflows
Currency contracts	936,979	934,855	2,124	—	—
Interest rate swaps	792,851	14,147	54,851	52,824	671,029
Cash inflows
Currency contracts	908,275	906,225	2,050	—	—
Interest rate swaps	888,673	34,959	86,736	70,623	696,355

For further disclosure regarding these derivative financial instruments, see Note 5.

Tax unity
ASML Holding N.V. forms a tax unity together with its Dutch subsidiaries for purposes of Dutch tax law and are as such jointly and severally liable for the tax debts of the unity.

24. Legal Contingencies
ASML is party to various legal proceedings generally incidental to its business. ASML also faces exposure from other actual or potential claims and legal proceedings. In addition, ASML customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.

The Company accrues for legal costs related to litigation in its income statement at the time when the related legal services are actually provided to ASML.

From late 2001 through 2004, the Company was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent Cross-License agreement related to lithography equipment used to manufacture semiconductor devices (the “Nikon Cross-License Agreement”) and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to

ASML STATUTORY ANNUAL REPORT 2010

2007. The license period for certain patents subject to the Nikon Cross-License Agreement, which were not perpetually licensed, ended on December 31, 2009. Pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 to December 31, 2014 (the “Cross-License Transition Period”), not to bring suit for claims related to infringement of those patents or for claims related to infringement of patents issued during the Cross-License Transition Period. However, beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages related to claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of products utilizing patents that are valid and enforceable.

25. Income Taxes
The components of (provision for) benefit from income taxes are as follows:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Current tax	(33,208)	(202,347)
Deferred tax	35,712	34,186

Total	2,504	(168,161)

The Dutch statutory tax rate was 25.5 percent in 2010 and 2009. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.

The reconciliation between the (provision for) benefit from income taxes shown in the income statement, based on the effective tax rate, and expense based on the Dutch tax rate, is as follows:

Year ended December 31	2009		2010
(in thousands)	EUR	%	EUR	%
Income (loss) before income taxes	(83,947)	100.0	1,153,614	100.0

Income tax benefit (provision) based on the Company’s domestic tax rate	21,406	25.5	(294,172)	25.5
Effects of tax rates in foreign jurisdictions	18,762	22.3	34,741	(3.0)
Adjustments of taxes in respect of changes in the applicable tax rate	—	—	111,216	(9.6)
Adjustment in respect of prior years’ current taxes	(39,946)	(47.5)	22,212	(1.9)
Other credits and non-taxable items	2,282	2.7	(42,158)	3.6

(Provision for) benefit from income taxes shown in the consolidated income statement	2,504	3.0	(168,161)	14.6

Income tax benefit (provision) from income taxes based on the Company’s domestic rate
(Provision for) benefit from income taxes is based on the Company’s domestic income tax rate and reflects the (provision for) benefit from income taxes that would have been applicable if all of the Company’s income (loss) was derived from its Dutch operations and there were no permanent book tax differences and no other tax facilities.

Effects of tax rates in foreign jurisdictions
A portion of ASML’s results are realized in countries other than the Netherlands where different tax rates are applicable.

Adjustments in respect of changes in the applicable tax rate
In December 2010, ASML reached agreement with the Dutch fiscal authorities regarding the application of the “Innovation Box”, a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change of circumstances. While the Company’s domestic nominal rate was 25.5 percent in 2010, for the ASML entities in the Dutch fiscal group, the tax rate is effectively reduced as a result of the Innovation Box effect for current and prior years. As a result certain Dutch deferred tax assets, Dutch deferred tax liabilities and other taxes will be realized in future years against the reduced effective tax rate resulting from the Innovation Box, the effect amounts to EUR 27.8 million (gain) or 2.4 percent of income before income taxes. The Innovation Box effect for the current year amounts to EUR 83.5 million (gain) or 7.2 percent of income before income taxes.

ASML STATUTORY ANNUAL REPORT 2010

At the end of 2010, the Dutch government enacted a tax rate reduction from 25.5 percent in 2010 to 25.0 percent in 2011. As a result, the value of certain Dutch deferred tax assets and liabilities was reduced by EUR 0.1 million (loss).

Adjustments in respect of prior years’ current taxes
In 2009, ASML recognized tax expense of approximately EUR 40.0 million or approximately 47.5 percent of loss before taxes attributable to the reversal of the 2007 Royalty Box benefit which had an unfavorable impact on the effective tax rate for 2009. In 2009, based on a tax law change effective January 1, 2010, ASML decided to reverse the Royalty Box benefits of 2007 as management at that time expected that a clean start of the Innovation Box (which under Dutch law replaces the Royalty Box as of January 1, 2010) in 2010 would result in a higher cumulative benefit for ASML.

In 2010, ASML recognized tax benefit of EUR 22.2 million or 1.9 percent of income before income taxes mainly attributable to the application of the Innovation Box for prior years, which had a favorable effect on the effective tax rate for 2010 (EUR 34.0 million or 2.9 percent).

Other credits and non-taxable items
Other credits and non-taxable items reflect the impact on statutory rates of permanent non-taxable items such as non-deductible taxes, non-deductible interest expense, and non-deductible meals and entertainment, as well as the impact of (the reversal of) various tax credits on the Company’s provision for income taxes and movements in the liability for uncertain tax positions.

Income taxes recognized directly in equity
Income taxes recognized directly in equity (including other comprehensive income) is as follows:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Current tax
Derivative financial instruments[1]	—	8,262
Share-based payments	—	(106)
Deferred tax
Derivative financial instruments[1]	813	—
Share-based payments	(8,489)	(3,861)

Income tax recognized in equity	(7,676)	4,295

1	Recognized directly in Other Comprehensive Income

Liability for uncertain tax positions and deferred tax position
The non-current liability for uncertain tax positions and deferred tax position recorded on the statement of financial position are as follows:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Liability for uncertain tax positions	(133,270)	(143,908)
Deferred tax position	135,951	193,093

Total	2,681	49,185

Liability for uncertain tax positions
The calculation of the Company’s liability for uncertain tax positions involves uncertainties in the application of complex tax laws. The Company’s estimate for the potential outcome of any uncertain tax issue is highly judgmental. The Company believes that it has adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with its expectations could have a material impact on its consolidated financial statements.

The liability for uncertain tax positions mainly relates to transfer pricing positions, operational activities in countries where ASML is not tax registered and tax deductible costs. The Company provides for the uncertain tax positions for the duration of the statute of limitations which differs per tax jurisdiction and generally ranges up to seven years, or in case of an earlier settlement, when the uncertain tax position is settled with the tax authorities before the statute of limitations period lapses. As of December 31, 2010 the liability for this liability for uncertain tax positions amounts to EUR 162.1 million (December 31, 2009: EUR 133.3 million). An amount of EUR 143.9 million of this liability for uncertain tax positions is classified as non-current deferred and other tax

ASML STATUTORY ANNUAL REPORT 2010

liabilities because payment of cash is not expected within one year, while an amount of EUR 18.2 million of this liability for uncertain tax positions is classified as current and other tax liabilities because payment of cash is expected within one year.

A reconciliation of the beginning and ending balance of the liability for uncertain tax positions is as follows:

As of December 31	2009	2010
(in millions)	EUR	EUR
Balance, January 1	124.2	133.3
Gross increases – tax positions in prior period	6.4	8.6
Gross decreases – tax positions in prior period	(1.8)	(1.1)
Gross increases – tax positions in current period	10.6	24.7
Settlements	(4.3)	(3.4)
Lapse of statute of limitations	(1.8)	—

Total liability for uncertain tax positions	133.3	162.1
Less: current portion of liability for uncertain tax positions	—	18.2
Non-current portion of liability for uncertain tax positions	133.3	143.9

For the year ended December 31, 2010, there were no material changes related to the liability for uncertain tax positions that impacted the Company’s effective tax rate.

The Company estimates that the total liability for uncertain tax positions will decrease by EUR 30.0 million within the next 12 months. The estimated changes to the liability for uncertain tax positions within the next 12 months are mainly due to expected settlements and expiration of statute of limitations. For the years 2004 and 2005, the applicable tax rate of taxable profits is subject to tax audits in certain tax jurisdictions.

The Company is subject to tax audits in its major tax jurisdictions for years from and including 2007 onwards in the Netherlands, for years from and including 2004 onwards for Hong Kong, and for years from and including 2001 onwards for the United States. In the course of such audits, local tax authorities may challenge the positions taken by the Company.

Deferred tax position
The changes in deferred income tax assets and liabilities consist of the following elements:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Balance, January 1	89,386	135,951
Income statement	39,889	38,898
Equity	7,676	3,861
Exchange differences	(1,000)	14,383

Balance, December 31	135,951	193,093

The deferred tax position is classified in the consolidated financial statements as follows:

As of December 31	2009	2010
(in thousands)	EUR	EUR
Deferred tax assets
Deferred tax assets – non-current	153,104	100,112
Deferred tax assets – current	113,549	134,082
Deferred tax liabilities
Deferred tax liabilities – non-current	(97,456)	(41,036)
Deferred tax liabilities – current	(33,246)	(65)

Total	135,951	193,093

ASML STATUTORY ANNUAL REPORT 2010

Non-current deferred tax assets and liabilities decreased as a result of a reduction of the effective tax rate in the Netherlands pursuant to the application of the Innovation Box and a reduction of the Dutch statutory income tax rate to 25.0 percent as of January 1, 2011. Both current and non-current deferred tax assets decreased as a result of the use of tax carry-forward losses in 2010 in the Netherlands and the United States. For the current deferred tax assets, this decrease was more than offset by an increase in deferred tax assets relating to work-in-process inventories. Furthermore, non-current deferred tax liabilities decreased mainly relating to a temporarily depreciated investment which was repaid in the period 2006 through 2010 in five equal installments. As of December 31, 2010, this repayment obligation has been fulfilled.

The composition of total deferred tax assets and liabilities in the consolidated financial statements is as follows:

Deferred tax assets
Composition of					December
temporary differences	January 1, 2009	Income statement	Equity	Exchange differences	31, 2009
(in thousands)	EUR	EUR	EUR	EUR	EUR
Tax effect carry-forward losses	57,832	48,977	1,141	(890)	107,060
Unrealized profits resulting from intercompany transactions	30,949	(223)	—	(379)	30,347
Inventories	33,298	(3,398)	—	3	29,903
Capitalized research and development expenditures[1]	20,204	174	—	(34)	20,344
Bilateral advance pricing agreement	20,856	(6,379)	—	(87)	14,390
Fixed assets	5,840	7,821	—	(271)	13,390
Provisions	16,406	(4,018)		34	12,422
Restructuring and impairment	12,840	(5,248)	—	412	8,004
Share-based payments	1,444	(710)	6,535	(74)	7,195
Deferred revenue	6,107	(1,858)	—	(14)	4,235
Installation and warranty reserve	4,718	(1,041)	—	68	3,745
Alternative minimum tax credits[2]	3,016	(151)	—	31	2,896
Other temporary differences	12,034	588	—	100	12,722

Total	225,544	34,534	7,676	(1,101)	266,653

1	The Bilateral advance pricing agreement relates to IP which is capitalized from a tax perspective resulting in a temporary difference.

2	Alternative minimum tax credits relate to prepaid United States taxes which are credited against future taxable profits after the carry-forward losses used.

Deferred tax liabilities
Composition of					December
temporary differences	January 1, 2009	Income statement	Equity	Exchange differences	31, 2009
(in thousands)	EUR	EUR	EUR	EUR	EUR
Temporary depreciation investments[1]	(72,587)	36,294	—	—	(36,293)
Capitalized research and development expenditures	(45,975)	(26,489)	—	(57)	(72,521)
Fixed assets	—	(7,508)	—	154	(7,354)
Brion intellectual property	(8,862)	1,953	—	21	(6,888)
Transfer pricing	—	(2,878)	—	(108)	(2,986)
Borrowing costs	(2,020)	(696)	—	—	(2,716)
Share-based payments	(4,538)	4,538	—	—	—
Other temporary differences	(2,176)	141	—	91	(1,944)

Total	(136,158)	5,355	—	101	(130,702)

1	The Company has temporarily depreciated part of its investments in its United States Group Companies which has been deducted from the taxable base in the Netherlands.

ASML STATUTORY ANNUAL REPORT 2010

Deferred tax assets
Composition of					December
temporary differences	January 1, 2010	Income statement	Equity	Exchange differences	31, 2010
(in thousands)	EUR	EUR	EUR	EUR	EUR
Tax effect carry-forward losses	107,060	(84,794)	—	5,490	27,756
Unrealized profits resulting from intercompany transactions	30,347	(3,377)	—	4,181	31,151
Inventories	29,903	39,663	—	1,211	70,777
Capitalized research and development expenditures[1]	20,344	(2,552)	—	860	18,652
Bilateral advance pricing agreement	14,390	(6,778)	—	381	7,993
Fixed assets	13,390	(9,244)	—	240	4,386
Provisions	12,422	8,671	—	735	21,828
Restructuring and impairment	8,004	(2,572)	—	642	6,074
Share-based payments	7,195	(3,414)	3,861	578	8,220
Deferred revenue	4,235	6,475	—	180	10,890
Installation and warranty reserve	3,745	4,137	—	210	8,092
Alternative minimum tax credits[2]	2,896	1,588	—	174	4,658
Other temporary differences	12,722	(916)	—	1,911	13,717

Total	266,653	(53,113)	3,861	16,793	234,194

1	The Bilateral advance pricing agreement relates to IP which is capitalized from a tax perspective resulting in a temporary difference.

2	Alternative minimum tax credits relate to prepaid United States taxes which are credited against future taxable profits after the carry-forward losses used.

Deferred tax liabilities
Composition of					December
temporary differences	January 1, 2010	Income statement	Equity	Exchange differences	31, 2010
(in thousands)	EUR	EUR	EUR	EUR	EUR
Temporary depreciation investments[1]	(36,293)	36,293	—	—	—
Capitalized research and development expenditures	(72,521)	43,684	—	(415)	(29,252)
Fixed assets	(7,354)	7,981	—	(1,094)	(467)
Brion intellectual property	(6,888)	(1,741)	—	(566)	(9,195)
Transfer pricing	(2,986)	3,237	—	(251)	—
Borrowing costs	(2,716)	1,485	—	—	(1,231)
Other temporary differences	(1,944)	1,072	—	(84)	(956)

Total	(130,702)	92,011	—	(2,410)	(41,101)

1	The Company has temporarily depreciated part of its investments in its United States Group Companies which has been deducted from the taxable base in the Netherlands.

Tax effect carry-forward losses
Deferred tax assets from carry-forward losses result predominantly from net operating loss carry-forwards incurred in the Netherlands and the United States prior to 2010. Available Dutch net operating losses were fully utilized to offset taxable income during 2010.

Net operating losses qualified as tax losses under United States federal tax laws incurred by United States group companies can in general be offset against future profits realized in the 20 years following the year in which the losses are incurred. The Company’s ability to use its carry forward United States federal tax losses in existence at December 31, 2010, will expire in the period 2021 through 2023. Net operating losses qualified as tax losses under United States state tax laws incurred by United States group companies can in general be offset against future profits realized in the 5 to 20 years following the year in which the losses are incurred. The period of net operating loss carry forward for United States state tax purposes depends on the state in which the tax loss arose. The Company’s ability to use United States state tax loss carry forwards in existence at December 31, 2010, is subject to varying state statutes (providing for periods of between 5 and 20 years) and valuation allowances have been set up for state carry forward losses that are not expected to be realized before they expire. The total amount of losses carried forward under United States federal tax laws as of December 31, 2010, is EUR 72.1 million tax basis or EUR 27.8 million tax effect. Management believes that all qualified federal tax losses will be offset by future taxable income before the Company’s ability to utilize those losses expires. This analysis takes into account the Company’s projected future taxable income from operations and possible tax planning alternatives available to the Company.

ASML STATUTORY ANNUAL REPORT 2010

26. Subsidiaries
Details of the Company’s subsidiaries1 at December 31, 2010 are as follows:

Legal entity	Country of Incorporation
Subsidiaries of ASML Holding N.V.:
ASML Netherlands B.V.	Netherlands (Veldhoven)
ASML MaskTools B.V.	Netherlands (Veldhoven)
ASML Systems B.V.	Netherlands (Veldhoven)
ASML Germany GmbH	Germany (Dresden)
ASML France S.a.r.l.	France (Montbonnot)
ASML (UK) Ltd.	UK (Paisley (Scotland))
ASML Israel (2001) Ltd.	Israel (Ramat-Gan)
ASML Ireland Ltd.	Ireland (Dublin)
ASML Dublin Ltd.	Ireland (Dublin)
ASML Italy S.r.l.	Italy (Avezzano)
ASML Hong Kong Ltd.	Hong Kong SAR
ASML Singapore Pte. Ltd.	Singapore
ASML Korea Co. Ltd.	Korea (Kyunggi-Do)
ASML Japan Co. Ltd.	Japan (Kawasaki-shi, Kanagawa-Ken)
ASML Lithography Facilities Science and Technology Co. Ltd.[2]	China (Tianjin)
ASML Taiwan Ltd.	Taiwan (Hsinchu)
ASML Equipment Malaysia Sdn. Bhd.	Malaysia (Penang)
ASML Belgium BVBA	Belgium (Essen)
ASML Belgium Finance CV	Belgium (Essen)[3]
Brion Technologies (Shenzhen) Co. Ltd.	China (Shenzhen)

Subsidiary of ASML Belgium Finance CV:
ASML US Inc.	US (Delaware)

Subsidiaries of ASML US, Inc.:
ASML Capital US Inc.	US (Delaware)
ASML MaskTools Inc.	US (Delaware)
Brion Technologies Inc.	US (Delaware)
ASML Participation US Inc.	US (Tempe)
Lehrer Pearson Inc.	US (Richmond)
ASML Ventures 1 Inc.	US (Tempe)

Subsidiaries of Brion Technologies, Inc:
Brion Technologies Int.	Cayman Islands (Georgetown)

Subsidiary of ASML Hong Kong Ltd.:
ASML Hong Kong Logistic Services Ltd.	Hong Kong SAR

1	All of the Company’s subsidiaries are directly or indirectly wholly-owned.

2	ASML (Tianjin) Co Ltd. was renamed to ASML Lithography Facilities Science and Technology Co. Ltd. as of August 3, 2010.

3	Limited partnership with ASML Belgium BVBA as managing partner and ASML Holding N.V. as limited partner.

27. Segment Disclosure
ASML’s Chief Executive Officer has been identified as the chief operating decision-maker, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company.

Management reporting includes net system sales figures of new and used systems. Net sales for new and used systems were as follows:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
New systems	993,260	3,704,290
Used systems	181,598	190,452

Total net system sales	1,174,858	3,894,742

ASML STATUTORY ANNUAL REPORT 2010

Segment performance is evaluated by the Company’s management based on U.S. GAAP net income or loss which in certain respect, as explained in the table below, is measured differently from net income or loss reported by the Company in its consolidated financial statements, which are based on IFRS, as adopted by the EU.

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Net system sales	1,174,858	3,894,742
Net service and field option sales	421,205	613,196

Total net sales	1,596,063	4,507,938
Cost of system sales	852,417	2,222,965
Cost of service and field option sales	285,254	329,803

Total cost of sales	1,137,671	2,552,768

Gross profit on sales	458,392	1,955,170
Research and development costs	466,761	523,426
Selling, general and administrative costs[1]	154,756	181,045

Income (loss) from operations	(163,125)	1,250,699
Interest income	42,766	15,125
Interest expense[1]	(51,191)	(23,301)

Income (loss) from operations before income taxes	(171,550)	1,242,523
Benefit from income taxes	20,625	(220,703)

Net income (loss)	(150,925)	1,021,820
Differences U.S. GAAP and IFRS	69,482	(36,367)

Net income (loss) for IFRS	(81,443)	985,453

1	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 3.

Segment performance is also evaluated by the Company’s management based on U.S. GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the consolidated statement of financial position:

	2009	2010
(in thousands)	EUR	EUR
Total assets for management reporting purposes[1]	3,764,151	6,180,358
Differences U.S. GAAP and IFRS	350,379	273,475

Total assets for IFRS[1]	4,114,530	6,453,833

1	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 3.

ASML STATUTORY ANNUAL REPORT 2010

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which they are located and exclude deferred tax assets and derivative financial instruments. Net sales and non-current assets by geographic region were as follows:

Year ended December 31	Net sales	Non-current assets
(in thousands)	EUR	EUR
2009
Japan	41,075	36,647
Korea	377,677	1,906
Singapore	155,825	561
Taiwan	440,222	41,849
Rest of Asia	144,004	1,193
Europe[1]	68,652	833,280
United States	368,608	249,420

Total	1,596,063	1,164,856

2010
Japan	396,748	3,837
Korea	1,396,028	4,701
Singapore	215,357	1,079
Taiwan	1,380,400	50,130
Rest of Asia	239,914	1,619
Europe	203,548	1,031,792
United States	675,943	267,790

Total	4,507,938	1,360,948

1	As of January 1, 2010 ASML consolidates its Special Purpose Entity which owns ASML’s headquarters located in The Netherlands. The comparative figures for 2009 have been adjusted to reflect this change in accounting policy. See Note 3.

In 2010, sales to the largest customer accounted for EUR 1,270.8 million or 28.2 percent of net sales. In 2009, sales to the largest customer accounted for EUR 348.8 million or 21.9 percent of net sales.

ASML’s three largest customers (based on net sales) accounted for 42.4 percent of accounts receivable at December 31, 2010 and 44.0 percent of accounts receivable at December 31, 2009.

Substantially all our sales were export sales in 2009 and 2010.

28. Personnel
Personnel expenses for all payroll employees were:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Wages and salaries	436,888	551,683
Social security expenses	38,533	42,468
Pension and early retirement expenses	39,825	40,593
Share-based payments	13,394	12,109

Total	528,640	646,853

ASML STATUTORY ANNUAL REPORT 2010

The average number of payroll employees in FTEs during 2009 and 2010 was 6,624 and 6,785 respectively. The total number of payroll personnel employed in FTEs per sector was:

As of December 31	2009	2010
Customer Support	1,910	2,236
SG&A	679	727
Industrial Engineering	277	398
Manufacturing & Logistics	1,639	2,475
R&D	2,813	3,225
Sourcing	367	125
Quality & Process Improvement	—	59

Total employees (in FTEs)	7,685	9,245
Less: Temporary employees (in FTEs)	1,137	2,061

Payroll employees (in FTEs)	6,548	7,184

In 2009 and 2010, a total of 3,601 and 3,805 (on average) payroll employees in FTEs (excluding temporary employees), respectively, were employed in the Netherlands.

29. Board of Management and Supervisory Board Remuneration

The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Remuneration Committee, in cooperation with the Audit Committee and the Technology and Strategy Committee of the Supervisory Board. The Supervisory Board, upon recommendation of its Remuneration Committee, submitted an update of the Remuneration Policy for the Board of Management to the General Meeting of Shareholders, which was adopted on March 24, 2010 (the “2010 remuneration policy”). Under the 2010 remuneration policy, the level of total direct compensation was maintained although adjustments were made to better reflect:
1. The shifting focus from short-term incentives (“STI”) to long-term incentives (“LTI”);
2. Further improved alignment of performance criteria to business needs; and
3. Alignment of the pension arrangement with the adjusted excedent pension arrangement for ASML employees in the Netherlands and with common market practice for executive pensions in the Netherlands.

The 2010 Remuneration Policy enables ASML to continue to attract, reward and retain qualified and experienced industry professionals in an international labor market. The remuneration structure and levels are determined by referencing to the market median of the appropriate top executive reference markets by benchmarking positions. The total remuneration consists of base salary, short-term performance incentives (in cash), long-term performance incentives (in shares) and other benefits.

Total direct compensation, pension and other benefits
Total direct compensation consists of base salary, a short-term performance incentive in the form of cash and a long-term performance incentive in the form of shares. In addition, the remuneration of the board of management contains pension and other benefits.

ASML STATUTORY ANNUAL REPORT 2010

The remuneration of the members of the Board of Management was as follows:

					Long-term	Total
		Fixed	Short-term (variable)		(variable)	Remuneration	Other
					LTI			Other benefits
				Option	(share			and expense
	Financial	Base salary	STI (Cash)[1]	awards[2]	awards)[3]	Total[5]	Pension[6]	reimbursement[7]
	Year	EUR	EUR	EUR	EUR	EUR	EUR	EUR
E. Meurice	2010	757,000	566,236	42,648	935,617[4]	2,301,501	136,697	132,630
	2009	735,000	507,150	466,164	1,042,576	2,750,890	91,950	141,377
	2008	735,000	414,569	279,316	1,194,544	2,623,429	91,982	129,845

P.T.F.M. Wennink	2010	469,000	280,650	26,401	579,321[4]	1,355,372	84,229	43,627
	2009	455,000	251,160	288,578	646,055	1,640,793	56,317	44,886
	2008	455,000	205,311	172,929	747,238	1,580,478	56,350	49,209

M.A. van den Brink	2010	497,000	297,405	28,025	617,004[4]	1,439,434	90,388	44,817
	2009	483,000	266,616	306,336	681,179	1,737,131	59,880	44,992
	2008	483,000	217,945	183,276	785,809	1,670,030	59,913	43,686

F.J. van Hout	2010	412,000	246,541	23,209	471,700	1,153,450	65,300	34,549
	2009	400,000	220,800	241,522	123,111	985,433	40,800	35,199
	2008	—	—	—	—	—	—	—

F. Schneider-Maunoury[8]	2010	400,000	239,360	—	326,947	966,307	55,011	34,788
	2009	33,333	58,095	—	—	91,428	4,736	3,163
	2008	—	—	—	—	—	—	—

1	Actual STI (cash) chargeable to the company in the financial year (i.e. STI relating to performance in the current year but paid out in the next financial year). The accrued STI (cash) with respect to 2009 were paid out after ASML achieved a cumulative income from operations of at least 100 million Euro in two consecutive quarters after January 1, 2010. This was achieved on the basis of the first and second quarter results for 2010. The 2008 short-term incentives (cash) for Mr. Meurice, Mr. Wennink and Mr. van den Brink were partly paid in unconditional shares on February 3, 2009.

2	The remuneration reported as part of the option awards is based on costs incurred under IFRS. The costs of the option awards are based on the actual vested number of option awards multiplied by the fair value of the option awards at grant date and are recorded in the income statement on a straight line basis over the vesting period. The 2009 number of option awards that actually vested was 100 percent, whereas the 2008 number of option awards that actually vested was 50 percent.

3	The remuneration reported as part of the LTI (share awards) is based on costs incurred under IFRS. The costs of share awards are charged to the income statement over the three year vesting period based on the maximum achievable number of share awards. Therefore the costs for the financial year 2010 include costs of the Board of Management performance share plan 2010, 2009 and 2008. Furthermore, the difference between the amount based on the maximum achievable number of share awards and the amount based on the actual number of share awards that vest, is released to the income statement in the financial year in which the share awards vest.

4	The remuneration reported as part of the LTI (share awards) for the year 2010 includes a correction for the Board of Management performance share plan 2007 based on the actual number of share awards vested in 2010. The correction for Mr. Meurice, Mr. Wennink and for Mr. van den Brink amounts to EUR -296,287, EUR -183,612 and EUR -191,972, respectively.

5	This total reflects base salary, STI (cash), option awards and LTI (share awards).

6	The pension arrangement has been adjusted upwards to match common market practice as from 2010. Furthermore, since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have additional pension obligations beyond the annual premium contribution. As per 2010, the employee contribution to the pension plan is 4 percent of the pension base.

7	Other benefits and expense reimbursement include housing costs, company car costs, social security costs, health and disability insurance costs and representation allowances. As of 2009, all other benefits and expense reimbursement are gross amounts. Comparative figures for the year 2008 have been adjusted.

8	For 2009, the remuneration for Mr. Schneider-Maunoury regards only the month December.

Short-term incentive
The annual performance-related STI will have an on-target level of 75.0 percent of base salary for the Chief Executive Officer (“CEO”) and 60.0 percent for the other members of the Board of Management. The payouts are pro-rated, on a linear basis to the level of achievement of six performance criteria of which the weighting of each of the first five quantitative criteria is equal (80.0 percent in total) and the weighting of the sixth target, being based on qualitative objectives, is 20.0 percent. Of the five quantitative performance criteria, three are based on the achievement of measurable financial targets, one on technology based objectives and one on achievements in the market place. Additionally, the qualitative target is based on the achievement of agreed key objectives. The setting of the first four targets is semi-annual; the setting of the fifth and sixth targets is annual. The overall payout is annual and the cash incentive is accrued during the performance period. On January 17, 2011, the Remuneration Committee evaluated the Board of Managements’ performance on these six criteria and based on this evaluation, the payout level was determined to be 99.7 percent of the target level.

Performance Stock Options
In order to shift the focus from the short-term to the long-term, performance stock options are not a part of the new 2010 Remuneration Policy. The value of this part of the remuneration has been moved into the long-term incentive plan which is paid in shares. 2009 was the final year in which performance stock options were granted to the members of the Board of Management, which means the actual number of performance stock options for 2009 achievement were awarded for the last time in 2010. Once

ASML STATUTORY ANNUAL REPORT 2010

the options are unconditionally awarded after fulfillment of the performance conditions, the options will be retained (lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The fair value of the options granted is determined based on the Black-Scholes option valuation model.

Details of options awarded to members of the Board of Management are set out below:

					Fair value
				Number of	at grant
	Grant		Full	options at	date[1]	Vesting	Number of options
	date	Status	control	grant date	(EUR)	date	at vesting date
E. Meurice	02/02/2009	Unconditional	No	84,895	5.73	02/02/2010	84,895
	02/04/2008	Unconditional	No	84,895	6.41	02/04/2009	42,448
	01/17/2007	Unconditional	Yes	100,154	6.74	01/17/2008	95,146

P.T.F.M. Wennink	02/02/2009	Unconditional	No	52,554	5.73	02/02/2010	52,554
	02/04/2008	Unconditional	No	52,554	6.41	02/04/2009	26,277
	01/17/2007	Unconditional	Yes	62,067	6.74	01/17/2008	58,964

M.A. van den Brink	02/02/2009	Unconditional	No	55,788	5.73	02/02/2010	55,788
	02/04/2008	Unconditional	No	55,788	6.41	02/04/2009	27,894
	01/17/2007	Unconditional	Yes	64,888	6.74	01/17/2008	61,644

F.J. van Hout[2]	02/02/2009	Unconditional	No	46,201	5.73	02/02/2010	46,201
	07/18/2008	Unconditional	No	8,000	5.45	07/18/2011	8,000

F. Schneider-Maunoury	—	—	—	—	—	—	—

1	The fair value of the option award as of the grant date.

2	The options granted to Mr. Van Hout on and before October 17, 2008, relate to his pre-Board of Management period at ASML

ASML STATUTORY ANNUAL REPORT 2010

Details of vested options held by members of the Board of Management to purchase ordinary shares of ASML Holding N.V. are set out below:

					Free	With lock-up
		Exercised	Share price on exercise		tradable	restriction	Exercise
		during	date	Vested	(Dec.31,	(Dec. 31,	price	Expiration
	Jan. 1, 2010	2010	(EUR)	during 2010	2010)	2010)	(EUR)	date
E. Meurice	125,000	—	—	—	125,000	—	10.62	10/15/2014
	57,770	—	—	—	57,770	—	11.53	01/19/2015
	12,500	—	—	—	12,500	—	11.52	01/21/2015
	88,371	—	—	—	88,371	—	17.90	01/18/2016
	95,146	—	—	—	95,146	—	20.39	01/17/2017
	42,448	—	—	—	—	42,448	17.20	02/04/2018
	—	—	—	84,895	—	84,895	12.39	02/02/2019

P.T.F.M. Wennink	31,500	—	—	—	31,500	—	58.00	01/20/2012
	32,379	12,379	23.08	—	20,000	—	11.53	01/19/2015
	56,236	—	—	—	56,236	—	17.90	01/18/2016
	58,964	—	—	—	58,964	—	20.39	01/17/2017
	26,277	—	—	—	—	26,277	17.20	02/04/2018
	—	—	—	52,554	—	52,554	12.39	02/02/2019

M.A. van den Brink	31,500	—	—	—	31,500	—	58.00	01/20/2012
	59,098	19,098	23.08	—	40,000	—	17.90	01/18/2016
	61,644	—	—	—	61,644	—	20.39	01/17/2017
	27,894	—	—	—	—	27,894	17.20	02/04/2018
	—	—	—	55,788	—	55,788	12.39	02/02/2019

F.J. van Hout	4,100	4,100	23.08	—	—	—	7.88	01/20/2013
	15,000	—	—	—	15,000	—	10.11	07/18/2013
	1,365	1,365	23.08	—	—	—	10.11	07/18/2013
	10,000	—	—	—	10,000	—	17.34	01/19/2014
	20,000	—	—	—	20,000	—	12.02	07/16/2014
	9,000	—	—	—	9,000	—	11.56	04/15/2015
	14,000	—	—	—	14,000	—	17.90	10/20/2016
	1,388	—	—	—	1,388	—	24.26	10/19/2017
	3,987	—	—	—	3,987	—	11.43	10/17/2018
	—	—	—	46,201	—	46,201	12.39	02/02/2019

F. Schneider-Maunoury	—	—	—	—	—	—	—	—

Long-term incentive
The members of the Board of Management are eligible to receive performance shares which will be awarded annually under the condition of fulfillment of predetermined performance targets, which are measured over a period of three calendar years. The performance measures for obtaining performance targets will be ASML’s ROAIC position compared with the Peer Group (weighted 80.0 percent) and a qualitative target related to ASML’s long-term ability to keep performing at high standards (weighted 20.0 percent).

The maximum number of performance shares to be conditionally awarded will equal 146.25 percent of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). ASML defines stretching targets, whereas for on target achievement, the value of performance shares will be 80.0 percent of base salary.

For the determination of the number of performance shares that will be conditionally awarded, ASML applies a fixed number approach. Under this approach, the number of shares is fixed for two consecutive years. Every two years, the fixed number is calculated using the maximum achievable value of 146.25 percent of base salary divided by the value of the performance share at the moment of grant in the respective year. In 2010, the fixed number calculation has been conducted.

Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained (for a lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. ASML accounts for this share award performance plan as a variable plan.

ASML STATUTORY ANNUAL REPORT 2010

Details of performance shares granted to members of the Board of Management are as follows:

					Fair value
				Number of	at grant		Number of
	Grant		Full	shares at	date[1]	Vesting	shares at
	date	Status	control	grant date	(EUR)	date	vesting date
E. Meurice	02/01/2010	Conditional	No	88,732	22.93	02/01/2013	—
	02/02/2009	Conditional	No	57,002	13.05	02/02/2012	—
	02/04/2008	Conditional	No	57,002	18.18	02/04/2011	—
	01/17/2007	Unconditional	No	66,338	20.39	01/17/2010	51,807
	01/18/2006	Unconditional	No	72,136	17.90	01/18/2009	72,136
	01/19/2005	Unconditional	Yes	36,972	11.53	01/19/2008	36,972

P.T.F.M. Wennink	02/01/2010	Conditional	No	54,974	22.93	02/01/2013	—
	02/02/2009	Conditional	No	35,287	13.05	02/02/2012	—
	02/04/2008	Conditional	No	35,287	18.18	02/04/2011	—
	01/17/2007	Unconditional	No	41,111	20.39	01/17/2010	32,106
	01/18/2006	Unconditional	No	45,905	17.90	01/18/2009	45,905
	01/19/2005	Unconditional	Yes	20,721	11.53	01/19/2008	20,721

M.A. van den Brink	02/01/2010	Conditional	No	58,256	22.93	02/01/2013	—
	02/02/2009	Conditional	No	37,458	13.05	02/02/2012	—
	02/04/2008	Conditional	No	37,458	18.18	02/04/2011	—
	01/17/2007	Unconditional	No	42,980	20.39	01/17/2010	33,565
	01/18/2006	Unconditional	No	48,241	17.90	01/18/2009	48,241
	01/19/2005	Unconditional	Yes	25,902	11.53	01/19/2008	25,902

F.J. van Hout[2]	02/01/2010	Conditional	No	48,293	22.93	02/01/2013	—
	02/02/2009	Conditional	No	31,021	13.05	02/02/2012	—
	07/18/2008	Conditional	No	4,000	17.20	07/18/2011	—
	10/19/2007	Unconditional	Yes	3,334	20.39	10/19/2010	1,667

F. Schneider-Maunoury	02/01/2010	Conditional	No	46,886	22.93	02/01/2013	—

1	The fair value of the shares as of the grant date.

2	The shares granted to Mr. Van Hout on and before October 17, 2008, relate to his pre-Board of Management period at ASML. No lock-up period is applicable for the shares granted to Mr. Van Hout in his pre-Board of Management period.

Pension Benefits
Members of the Board of Management are offered a pension plan based on defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant’s age at the beginning of the year. The Supervisory Board decided to adjust the pension arrangement for the Board of Management to be in line with common market practice.

Benefits upon termination of employment
Term of appointment/employment
Members of the Board of Management appointed after the 2004 amendment of the Articles of Association, are appointed for a period of four years, after which reappointment is possible for consecutive four-year terms. Messrs. P. Wennink and M. van den Brink’s appointment to the Board of Management is for an indefinite period of time, as their initial appointment was before 2004. The existing employment contracts, including all rights and obligations under these contracts, will be honored.

Severance agreement
Employment agreements with the Board of Management members concluded prior to March 31, 2004 (i.e. Messrs. Wennink and Van den Brink) do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments in such case will be according to applicable law (e.g. cantonal formula in the Netherlands).

Employment agreements for members of the Board of Management appointed after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) do contain specific provisions regarding benefits upon termination of those agreements.

If the Company gives notice of termination of the employment agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. If this is not the case, a severance amount equal to one year base salary or a severance consistent with the Dutch Labor laws will be made available upon the effective date of termination.

ASML STATUTORY ANNUAL REPORT 2010

This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement due to a significant difference of opinion between the respective executives and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

Change in control
Board of Management members with an employment agreement dated after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) shall also be entitled to the aforementioned severance amount in the event ASML or its legal successor gives notice of termination due to a Change of Control (as defined in the employment agreement) or if the Board of Management member gives notice of termination, which is directly related to such Change of Control and such notice is given within twelve months from the date on which the Change of Control occurs.

Supervisory Board
The annual remuneration for Supervisory Board members covers the period from one Annual General Meeting of Shareholders to the next one. The annual remuneration is paid in quarterly installments starting after the Annual General Meeting of Shareholders.

The following table sets forth an overview of the remuneration awarded to Supervisory Board Members in 2010 and 2009:

					Selection and	Technology and
		Supervisory	Audit	Remuneration	Nomination	Strategy
Year ended December 31	2010	Board	Committee	Committee	Committee	Committee	Other[1]
Arthur P.M. van der Poel	80,000	55,000	10,000	—	7,500	7,500	—
Jos W.B. Westerburgen	60,000	40,000	—	10,000	10,000	—	—
OB Bilous	95,000	70,000	—	—	7,500	7,500	10,000
Frits W. Fröhlich	55,000	40,000	15,000	—	—	—	—
Hendrika (Ieke) C.J. van den Burg	47,500	40,000	—	7,500	—	—	—
William T. Siegle	80,000	70,000	—	—	—	10,000	—
Pauline F.M. van der Meer Mohr	47,500	40,000	—	7,500	—	—	—
Wolfgang H. Ziebart	57,500	40,000	10,000	—	—	7,500	—

Total	522,500	395,000	35,000	25,000	25,000	32,500	10,000

					Selection and	Technology and
		Supervisory	Audit	Remuneration	Nomination	Strategy
Year ended December 31	2009	Board	Committee	Committee	Committee	Committee	Other[1]
Arthur P.M. van der Poel	80,000	55,000	10,000	—	7,500	7,500	—
Jos W.B. Westerburgen	60,000	40,000	—	10,000	10,000	—	—
OB Bilous	95,000	70,000	—	—	7,500	7,500	10,000
Frits W. Fröhlich	55,000	40,000	15,000	—	—	—	—
Hendrika (Ieke) C.J. van den Burg	47,500	40,000	—	7,500	—	—	—
William T. Siegle	79,375	69,375	—	—	—	10,000	—
Pauline F.M. van der Meer Mohr[2,3]	47,500	40,000	—	7,500	—	—	—
Wolfgang H. Ziebart[2]	43,125	25,625	10,000	—	—	7,500	—
J.A. Dekker[4]	15,000	—	—	7,500	—	7,500	—

Total	522,500	380,000	35,000	32,500	25,000	40,000	10,000

1	To compensate for certain obligations ASML has towards the U.S. government as a result of the merger with SVG in 2001, one U.S. member receives an additional EUR 10,000 to fulfill these obligations.

2	Membership started March 26, 2009.

3	The amount paid to Ms. P. van der Meer Mohr in 2009 consists of an amount paid to Ms. P. van der Meer Mohr as observer to the Supervisory Board prior to her appointment, and an amount for her membership of the Supervisory Board and Remuneration Committee.

4	Membership ended March 26, 2009.

In addition, a net cost allowance was paid to each Supervisory Board member in 2010, amounting to EUR 1,800 per year, and EUR 2,400 per year for the Chairman of the Supervisory Board.

ASML STATUTORY ANNUAL REPORT 2010

Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the applicable ASML Insider Trading Rules. Those securities are not part of members’ remuneration from the Company and are therefore not included.

30. Research and development costs
R&D costs include R&D credits of EUR 22.4 million and EUR 26.3 million during 2009 and 2010, respectively. R&D credits relate to world-wide (inter)governmental funding for certain strategic development programs.

31. Interest income and charges
Interest and similar income of EUR 19.3 million (2009: EUR 51.1 million) mainly relates to interest income on deposits, money market funds, income taxes and on bank accounts, of which EUR 3.6 million (2009: EUR 27.9 million) relates to interest on cash pools which is reported on a gross basis in the consolidated income statement. From an economic and legal perspective this EUR 3.6 million (2009: EUR 27.9 million) interest income nets off against the same amount of interest charge.

32. Vulnerability due to certain concentrations
ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, from time to time, the number of systems ASML has been able to produce has been limited by the production capacity of Zeiss. Zeiss is currently ASML’s sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen and Wetzlar, Germany. During 2010, ASML’s sales were not limited by the deliveries from Zeiss.

ASML sells a substantial number of lithography systems to a limited number of customers. See Note 27. Business failure of one of our main customers may result in adverse effects on our business, financial condition and results of operations.

33. Principal Accountant Fees and Services
Deloitte Accountants B.V. has served as our independent auditor firm for each of the two financial years up to December 31, 2010. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. and its member firms and/or affiliates in 2009 and 2010.

	2009			2010
	Deloitte			Deloitte
	Accountants	Deloitte		Accountants	Deloitte
Year ended December 31	B.V.	Network	Total	B.V.	Network	Total
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR
Audit fees in relation to annual reports	744	—	744	860	—	860
Other audit fees	40	407	447	40	584	624
Audit-related fees	75	—	75	75	—	75
Tax fees	—	723	723	—	598	598

Principal accountant fees and services	859	1,130	1,989	975	1,182	2,157

Audit fees and other audit fees
Audit fees primarily relate to the audit of our annual consolidated and company financial statements set out in the statutory annual report and the annual consolidated financial statements set out in our Annual Report on Form 20-F, agreed upon procedures on our quarterly financial results, services related to statutory and regulatory filings of ASML Holding N.V. and its subsidiaries and services in connection with accounting consultations on U.S. GAAP and IFRS.

Audit-related fees
Audit-related fees mainly related to various audit services not related to the Company’s consolidated financial statements.

ASML STATUTORY ANNUAL REPORT 2010

Tax fees
Tax fees can be detailed as follows:

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Corporate Income Tax compliance services	113	350
Tax assistance for expatriate employees	172	163
Other tax advisory and compliance	438	85

Tax fees	723	598

The Audit Committee has approved the external audit plan and related audit fees for the year 2010. The Audit Committee has adopted a policy regarding audit and non-audit services, in consultation with Deloitte Accountants B.V. This policy ensures the independence of our auditors by expressly setting forth all services that the auditors may not perform and reinforcing the principle of independence regardless of the type of work performed. Certain non-audit services, such as certain tax-related services and acquisition advisory services, are permitted. The Audit Committee pre-approves all audit and non-audit services not specifically prohibited under this policy and reviews the annual external audit plan and any subsequent engagements.

Veldhoven, the Netherlands
February 14, 2011

Prepared by
The Board of Management:
Eric Meurice
Peter T.F.M. Wennink
Martin A. van den Brink
Frits J. van Hout
Frederic Schneider-Maunoury

ASML STATUTORY ANNUAL REPORT 2010

Company Financial Statements

ASML STATUTORY ANNUAL REPORT 2010

ASML STATUTORY ANNUAL REPORT 2010

Company Financial Statements

121	Company Balance Sheet

122	Abbreviated Company Income Statement

123	Notes to the Company Financial Statements

ASML STATUTORY ANNUAL REPORT 2010

Company Balance Sheet
(Before appropriation of net income / loss)

As of December 31	2009	2010
(in thousands)	EUR	EUR
Non-current assets
Investments in subsidiaries	2,475,617	3,416,355
Loans to subsidiaries	105,707	1,281
Deferred tax assets	76,116	56,301
Derivative financial instruments	55,948	71,779
Other assets	857	3,286

Total non-current assets	2,714,245	3,549,002

Current assets
Amounts due from subsidiaries	141,262	293,856
Current tax assets	11,286	11,696
Derivative financial instruments	45,439	37,548
Other assets	1,528	3,062
Cash and cash equivalents	13,411	9,302

Total current assets	212,926	355,464

Total assets	2,927,171	3,904,466

Equity
Cumulative Preference Shares, EUR 0.02 nominal value; 3,150,005,000 shares authorized; none outstanding at December 31, 2009 and 2010	—	—

Ordinary Shares, EUR 0.09 and EUR 0.01 nominal value; respectively 700,000,000 and 10,000 shares authorized; respectively 433,638,976 and none outstanding at December 31, 2009; respectively 436,592,972 and none outstanding at December 31, 2010	40,448	40,713
Share premium	923,487	922,341
Retained earnings	1,215,492	1,096,669
Treasury shares at cost	(219,623)	(153,092)
Legal reserves	172,446	130,378
Net income (loss)	(81,443)	985,453

Total equity	2,050,807	3,022,462

Non-current liabilities
Long-term debt	658,052	670,506
Deferred and other tax liabilities	181,833	113,957

Total non-current liabilities	839,885	784,463

Current liabilities
Accrued and other liabilities	17,655	20,040
Current and other tax liabilities	156	59,132
Derivative financial instruments	18,668	18,369

Total current liabilities	36,479	97,541

Total equity and liabilities	2,927,171	3,904,466

ASML STATUTORY ANNUAL REPORT 2010

Abbreviated Company Income Statement

Year ended December 31	2009	2010
(in thousands)	EUR	EUR
Net income (loss) from subsidiaries	(52,956)	1,015,958
Loss after taxes	(28,487)	(30,505)

Net income (loss)	(81,443)	985,453

ASML STATUTORY ANNUAL REPORT 2010

Notes to the Company Financial Statements

1. General Information

The description of the Company’s activities and the Company structure, as included in the Notes to the consolidated financial statements, also apply to the Company financial statements.

In accordance with article 362 sub 8 Part 9 of Book 2 of the Dutch Civil Code, ASML has prepared its Company financial statements in accordance with accounting principles generally accepted in the Netherlands applying the accounting principles as adopted in the consolidated financial statements. Investments in subsidiaries are stated at net asset value as the Company effectively exercises influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by the Company in its consolidated financial statements.

In accordance with article 402 Part 9 of Book 2 of the Dutch Civil Code the Company income statement is presented in abbreviated form.

2. Summary of Significant Accounting Policies

Significant accounting policies
The accounting policies used in the preparation of the Company financial statements are the same as those used in the preparation of the consolidated financial statements (in accordance with article 362 sub 8 Part 9 of Book 2 of the Dutch Civil Code). See the Notes to the consolidated financial statements. In addition to those accounting policies, the following accounting policy applies to the Company financial statements.

Investments in subsidiaries
Investments in subsidiaries are stated at net asset value as the Company effectively exercises influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the accounting principles applied by the Company.

3. Investments in Subsidiaries
Changes in investments in subsidiaries during 2009 and 2010 were as follows:

	2009	2010
(in thousands)	EUR	EUR
Balance, January 1	2,557,728	2,475,617

Capital contributions	1,360	378
Dividends received	(41,301)	(101,684)
Net income (loss) from subsidiaries	(52,956)	1,015,958
Effect of exchange rates	4,599	27,306
Other changes[1]	6,187	(1,220)

Balance, December 31	2,475,617	3,416,355

1	Other changes mainly consist of movements in hedging reserve.

ASML STATUTORY ANNUAL REPORT 2010

4. Equity
Changes in equity during 2009 and 2010 were as follows:

	Issued and				Treasury		Net
	outstanding shares		Share	Retained	Shares at	Legal	Income
	Number[1]	Amount	Premium	Earnings	cost	Reserves[2]	(Loss)	Total
(in thousands)		EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance at January 1, 2009	432,074	40,307	915,457	1,002,272	(254,856)	108,665	376,898	2,188,743

Appropriation of net income	—	—	—	376,898	—	—	(376,898)	—

Components of statement of comprehensive income
Net loss	—	—	—	—	—	—	(81,443)	(81,443)
Foreign currency translation, net of taxes	—	—	—	—	—	(8,543)	—	(8,543)
Derivative financial instruments, net of taxes	—	—	—	—	—	6,494	—	6,494
Total comprehensive loss	—	—	—	—	—	(2,049)	(81,443)	(83,492)

Share-based payments	—	—	20,542	—	—	—	—	20,542

Dividend paid	—	—	—	(86,486)	—	—	—	(86,486)

Issuance of shares and stock options	1,565	141	(12,512)	(11,362)	35,233	—	—	11,500

Development expenditures	—	—	—	(65,830)	—	65,830	—	—

Balance at December 31, 2009	433,639	40,448	923,487	1,215,492	(219,623)	172,446	(81,443)	2,050,807

Appropriation of net loss	—	—	—	(81,443)	—	—	81,443	—

Components of statement of comprehensive income
Net income	—	—	—	—	—	—	985,453	985,453
Foreign currency translation, net of taxes	—	—	—	—	—	27,306	—	27,306
Derivative financial instruments, net of taxes	—	—	—	—	—	(1,221)	—	(1,221)
Total comprehensive income	—	—	—	—	—	26,085	985,453	1,011,538

Share-based payments	—	—	16,254	—	—	—	—	16,254

Dividend paid	—	—	—	(86,960)	—	—	—	(86,960)

Issuance of shares and stock options	2,954	265	(17,400)	(18,573)	66,531	—	—	30,823

Development expenditures	—	—	—	68,153	—	(68,153)	—	—

Balance at December 31, 2010	436,593	40,713	922,341	1,096,669	(153,092)	130,378	985,453	3,022,462

1	As of December 31, 2010, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 436,592,972 and the number of treasury shares of 7,887,123. As of December 31, 2009, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 433,638,976 and the number of treasury shares of 10,841,119.

2	Legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. See below for further information.

Share Capital
ASML’s authorized share capital amounts to EUR 126,000,200 and is divided into:

•	3,150,005,000 cumulative preference shares with a nominal value of EUR 0.02 each;
•	700,000,000 ordinary shares with a nominal value of EUR 0.09 each; and
•	10,000 ordinary shares with a nominal value of EUR 0.01 each.

Currently, only 436,592,972 ordinary shares with a nominal value of EUR 0.09 each are outstanding and fully paid in. The number of issued shares was 444,480,095, which includes the number of repurchased (“treasury”) shares of 7,887,123.

Our Board of Management has the power to issue shares if and to the extent the Board of Management has been authorized to do so by the General Meeting of Shareholders (either by means of a resolution or by an amendment to our Articles of Association). However, the Supervisory Board must approve any issuance of shares.

Ordinary shares
At ASML’s Annual General Meeting of Shareholders, held on March 24, 2010, the Board of Management was granted the authorization to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of the Company’s issued share capital as of the date of authorization, plus an additional 5.0 percent of the Company’s issued share capital as of the date of

ASML STATUTORY ANNUAL REPORT 2010

authorization that may be issued in connection with mergers and acquisitions. At ASML’s Annual General Meeting of Shareholders to be held on April 20, 2011, its shareholders will be asked to authorize the Board of Management (subject to the approval of the Supervisory Board) to issue shares and/or rights thereto through October 20, 2012.

Holders of ASML’s ordinary shares have a preemptive right of subscription to any issuance of ordinary shares for cash, which right may be limited or excluded. Ordinary shareholders have no pro rata preemptive right of subscription to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (either by means of a resolution or by an amendment to ASML’s Articles of Association), the Board of Management has the power, with the approval of the Supervisory Board, to limit or exclude the preemptive rights of holders of ordinary shares. A designation may be renewed. At ASML’s Annual General Meeting of Shareholders, held on March 24, 2010, the Board of Management was authorized, subject to the aforementioned approval, to restrict or exclude preemptive rights of holders of ordinary shares. At ASML’s Annual General Meeting of Shareholders to be held on April 20, 2011, its shareholders will be asked to grant this authority through October 20, 2012. At this Annual General Meeting of Shareholders, the shareholders will be asked to grant authority to the Board of Management to issue shares and options separately for a period of 18 months.

The Company may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and the Company’s Articles of Association. Although since June 11, 2008, Dutch law provides that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not exceed 50.0 percent of the issued share capital, the Company’s current Articles of Association provide that after such repurchases the aggregate nominal value of the ordinary shares held by ASML or a subsidiary must not exceed 10.0 percent of the issued share capital. It will be proposed to the Annual General Meeting of Shareholders to be held on April 20, 2011, to amend the Articles of Association to refer to applicable Dutch law. Any such repurchases are subject to the approval of the Supervisory Board and the authorization of shareholders at ASML’s Annual General Meeting of Shareholders, which authorization may not be for more than 18 months. The Board of Management is currently authorized, subject to Supervisory Board approval, to repurchase through September 24, 2011, up to a maximum of three times 10.0 percent of the Company’s issued share capital as of the date of authorization (March 24, 2010) at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At the Company’s Annual General Meeting of Shareholders to be held on April 20, 2011, the Company’s shareholders will be asked to extend this authority through October 20, 2012.

Cumulative preference shares
In 1998, the Company granted to the preference share foundation, “Stichting Preferente Aandelen ASML” (the “Foundation”) an option to acquire cumulative preference shares in the capital of the Company (the “Preference Share Option”). This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, the interests of the Company, its business or the interests of its stakeholders are at stake. This may be the case if a public bid for the ordinary shares of the Company has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with the Company. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of the issued ordinary shares of the Company without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with the interests of the Company, its business or its stakeholders.

The objects of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.

The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their EUR 0.02 nominal value. Exercise of the Preference Share Option could effectively dilute the voting power of the outstanding ordinary shares by one-half. Only one-fourth of the subscription price is payable at the time of initial issuance of the cumulative preference shares.

Cancellation and repayment of the issued cumulative preference shares by the Company requires the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management approved by the Supervisory Board. If the

ASML STATUTORY ANNUAL REPORT 2010

Preference Share Option is exercised and as a result cumulative preference shares are issued, the Company, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation as a result of such issuance with repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. In that case the Company is obliged to effect the repurchase and cancellation respectively as soon as possible.

If the Foundation will not request the Company to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, the Company will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.

The Foundation is independent of the Company. The Board of Directors of the Foundation comprises four independent voting members from the Dutch business and academic communities: Mr. R.E. Selman, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A. Baan.

Legal reserves
Changes in legal reserves during 2009 and 2010 were as follows:

	Legal reserves
		Currency	Capitalized
	Hedging	translation	development
	reserve	reserve	expenditures	Total
(in thousands)	EUR	EUR	EUR	EUR
Balance at January 1, 2009	(49,642)	(104,531)	262,838	108,665

Components of statement of comprehensive income:
Foreign currency translation, net of taxes:
Losses on the hedge of a net investment	—	(13,116)	—	(13,116)
Gain on translation of foreign operations	—	4,573	—	4,573

Derivative financial instruments, net of taxes:
Fair value gains in the year	5,217	—	—	5,217
Transfers to net loss	1,277	—	—	1,277
Development expenditures	—	—	65,830	65,830
Currency translation on development expenditures	—	(140)	140	—

Balance at December 31, 2009	(43,148)	(113,214)	328,808	172,446

Components of statement of comprehensive income:
Foreign currency translation, net of taxes:
Gain on translation of foreign operations	—	27,306	—	27,306

Derivative financial instruments, net of taxes:
Fair value gains in the year	46,733	—	—	46,733
Transfers to net income	(47,954)	—	—	(47,954)
Development expenditures	—	—	(68,153)	(68,153)
Currency translation on development expenditures	—	(2,732)	2,732	—

Balance at December 31, 2010	(44,369)	(88,640)	263,387	130,378

Exchange rate differences relating to the translation from the Company’s foreign subsidiaries into euro are recognized in the currency translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations (ended in 2009) are included in the currency translation reserve.

Hedging reserve represents hedging gains and losses on the effective portion of cash flow hedges. The cumulative gain or loss on the hedge is recognized in net income (loss) when the hedge transaction impacts net income (loss).

ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, legal reserves have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. The hedging reserve and the reserve for capitalized development expenditures are not for distribution to ASML’s shareholders.

Appropriation of net income (loss)
As part of its financing policy, ASML aims to pay a sustainable annual dividend that will be stable or growing over time. Annually, the Supervisory Board, upon proposal of the Board of Management, will assess the amount of dividend that will be proposed to

ASML STATUTORY ANNUAL REPORT 2010

the Annual General Meeting of Shareholders. For 2009, a dividend was declared of EUR 0.20 per ordinary share of EUR 0.09 which was paid in April 2010. A proposal will be submitted to the Annual General Meeting of Shareholders on April 20, 2011 to declare a dividend for 2010 of EUR 0.40 per ordinary share of EUR 0.09.

Dividends on ordinary shares are payable out of net income or retained earnings as shown in the Financial Statements of the Company as adopted by the General Meeting of Shareholders of the Company, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.

Share buyback programs
The following table provides a summary of shares repurchased by the Company between 2006 and 2010:

				Total Number of		Total value of Shares
			Average	Shares Purchased	Maximum Number of	Purchased as Part of
		Total Number	Price Paid	as Part of Publicly	Shares That May Yet	Publicly Announced
		of Shares	per Share	Announced Plans or	be Purchased Under	Plans or Programs
Program	Period	purchased	(EUR)	Programs	the Programs	(in EUR million)
2006-2007 Share program	May 17-26, 2006	6,412,920	15.59	6,412,920	19,037,376	100
2006-2007 Share program	June 7-30, 2006	13,517,078	15.81	19,929,998	5,520,298	314
2006-2007 Share program	July 3-13, 2006	5,520,298	15.62	25,450,296	—	400
2006-2007 Share program	October 12, 2006	14,934,843	18.55	14,934,843	—	277
2006-2007 Share program	February 14-23, 2007	8,000,000	19.53	8,000,000	—	156
Capital repayment program 2007	September - October 2007	55,093,409	18.36	55,093,409	—	1,012
2007-2008 Share program	November 14-26, 2007	9,000,000	22.62	9,000,000	5,000,000	204
2007-2008 Share program	January 17-22, 2008	5,000,000	17.52	14,000,000	—	292

Authorization of share repurchases
On March 24, 2010, the General Meeting of Shareholders authorized the repurchase of up to a maximum of three times 10.0 percent of our issued share capital as of the date of authorization (March 24, 2010) through September 24, 2011. The Company did not buyback any shares in 2010. See note 18 of the consolidated financial statements for more information.

5. Personnel
The number of employees employed by the ASML Holding N.V. at year-end 2010 was five (2009: five). The Board of Management consists of five members. For information regarding the remuneration of the Board of Management reference is made to Note 29 of the consolidated financial statements.

6. Commitments and Contingencies
ASML Holding N.V. has assumed joint and several liabilities in accordance with article 403 Part 9 of Book 2 of The Dutch Civil Code with respect to the following subsidiaries of the Company in the Netherlands: ASML Netherlands B.V., ASML MaskTools B.V. and ASML Systems B.V.

From time to time we provide guarantees to third parties in connection with transactions entered into by our Dutch subsidiaries in the ordinary course of business.

ASML Holding N.V. forms a tax unity together with its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity.

Veldhoven, the Netherlands
February 14, 2011

Prepared by
The Board of Management:
Eric Meurice
Peter T.F.M. Wennink
Martin A. van den Brink
Frits J. van Hout
Frederic Schneider-Maunoury

ASML STATUTORY ANNUAL REPORT 2010

Other Information

The additional information below includes a brief summary of the most significant provisions of the Articles of Association of the Company. See Note 18 of the consolidated financial statements.

Adoption of Financial Statements
The Board of Management will submit the Company’s statutory annual report, together with a certificate of the auditor in respect thereof, to the General Meeting of Shareholders for adoption.

Statements Appropriation and Determination of Net Income / (Loss)
Dividends may be payable out of net income or retained earnings for shown in the Financial Statements of the Company as adopted by the General Meeting of Shareholders of the Company, after payment first of (accumulated) dividends on any outstanding cumulative preference shares. At its discretion, however, subject to statutory provisions, the Board of Management may, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the ordinary shares before the Financial Statements for any financial year have been adopted by the General Meeting of Shareholders. The Board of Management, with the approval of the Supervisory Board, may decide that all or part of the Company’s net income should be retained and not be made available for distribution to shareholders, except for dividends on the cumulative preference shares. Those net incomes that are not retained may be distributed to shareholders pursuant to a shareholders’ resolution, provided that the distribution does not reduce equity below the amount of reserves required by Dutch law. Existing reserves that are distributable in accordance with Dutch law may be made available to the General Meeting of Shareholders for distribution upon a proposal by the Board of Management, subject to prior approval of the Supervisory Board. As regards cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

Annually, the Board of Management will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. For 2009, a dividend was declared of EUR 0.20 per ordinary share of EUR 0.09 which was paid in 2010.

A proposal will be submitted to the Annual General Meeting of Shareholders on April 20, 2011 to declare a dividend for 2010 of EUR 0.40 per ordinary share of EUR 0.09.

Voting Rights
The Company is subject to the relevant provisions of Dutch law applicable to large corporations (the “structuurregime”). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. Members of the Board of Management are appointed by the Supervisory Board. The Supervisory Board shall notify the General Meeting of Shareholders of intended appointments to the Board of Management. General Meetings of Shareholders will be held at least once a year. The Company does not solicit from or nominate proxies for its shareholders. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies.

Extraordinary General Meetings of Shareholders may be held as often as deemed necessary by the Supervisory Board or Board of Management and must be held if one or more ordinary or cumulative preference shareholders jointly representing at least ten percent of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the business to be dealt with.

Resolutions are adopted at General Meetings of Shareholders by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Dutch law) and there are generally no quorum requirements applicable to such meetings. The number of votes that may be cast by a shareholder equals the multiple of one eurocent (EUR 0.01) included in the aggregate nominal amount of his shares.

Subsequent Events
Subsequent events have been evaluated by the Company until February 14, 2011 which is the issuance date of this Annual Report 2010. There are no subsequent events to report.

ASML STATUTORY ANNUAL REPORT 2010

Independent auditor’s report

To: the Supervisory Board and Shareholders of ASML Holding N.V.

Report on the financial statements

We have audited the accompanying financial statements for the year 2010 of ASML Holding N.V., Veldhoven. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at December 31, 2010, the consolidated income statement and the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at December 31, 2010, the company income statement for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the management board report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of ASML Holding N.V. as at December 31, 2010 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of ASML Holding N.V. as at December 31, 2010 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the management board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the management board report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Deloitte Accountants B.V.

/s/  G.M. Dekker

Eindhoven, The Netherlands
February 14, 2011

ASML STATUTORY ANNUAL REPORT 2010

Information and Investor Relations

Financial calendar

April 13, 2011
Announcement of First Quarter results for 2011

April 20, 2011
General meeting of Shareholders
Auditorium, ASML Building 7,
De Run 6665
Veldhoven, the Netherlands

July 13, 2011
Announcement of Second Quarter results for 2011

October 12, 2011
Announcement of Third Quarter results for 2011

January 18, 2012
Announcement of Fourth Quarter results for 2011 and Annual Results for 2011.

Fiscal Year
ASML’s fiscal year ends on December 31, 2011

Listing
The ordinary shares of the Company are listed on the official market of the Euronext Amsterdam by NYSE Euronext and in the United States on the NASDAQ Stock Market LLC, under the symbol “ASML”. ASML’s ordinary shares may also trade on other stock exchanges from time to time, although ASML has not applied for listings on those exchanges and does not endorse and may not be notified of such trading.

Investor Relations
ASML Investor Relations will supply information or copies of the Annual Report on Form 20-F filed with the US Securities and Exchange Commission and the Statutory Annual Report. These Annual Reports, quarterly releases and other information are also available on the ASML website (www.asml.com).

ASML STATUTORY ANNUAL REPORT 2010

ASML Worldwide Contact Information

Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands

Mailing address
P.O. Box 324
5500 AH Veldhoven
The Netherlands

United States main offices
8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia main office
Suite 603
One International Finance Center
1, Harbour View Street
Central, Hong Kong

Corporate Communications
phone: +31 40 268 4941
fax: +31 40 268 3655
email: corpcom@asml.com

Investor Relations
phone: +31 40 268 3938
fax: +31 40 268 3655
email: investor.relations@asml.com

For more information please visit our
website www.asml.com

ASML STATUTORY ANNUAL REPORT 2010